As filed with the Securities and Exchange Commission on December 4, 2007
Registration No. 333-144363
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Gulfstream International Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of Incorporation or organization)	4512 (Primary Standard Industrial Classification Code Number)	20-3973956 (I.R.S. Employer Identification No.)

3201 Griffin Road, 4th Floor
Fort Lauderdale, Florida 33312
(954) 985-1500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

David F. Hackett
Chief Executive Officer
Gulfstream International Group, Inc.
3201 Griffin Road, 4th Floor
Fort Lauderdale, Florida 33312
(954) 985-1500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all correspondence to:

Donald E. Figliulo, Esq. C. Brendan Johnson, Esq. Bryan Cave LLP 161 North Clark, Suite 4300 Chicago, Illinois 60601-3206 (312) 602-5000 (312) 602-5050 (fax)	Charles C. Kim, Esq. Baker & McKenzie LLP One Prudential Plaza 130 East Randolph Drive Chicago, Illinois 60601 (312) 861-8000 (312) 861-2899 (fax)

Approximate date of commencement of proposed sale to public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 4, 2007.

1,200,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Gulfstream International Group, Inc. All of the shares of common stock are being sold by the Company.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $8.00 and $10.00. Our common stock has been approved for listing on the American Stock Exchange under the symbol “GIA”.

See “Risk Factors” on page 8 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Gulfstream	$	$

To the extent that the underwriters sell more than 1,200,000 shares of common stock, the underwriters have a 30-day option to purchase up to an additional 180,000 shares from the Company at the initial public offering price less the underwriting discount.

The underwriters are offering the shares on a firm commitment basis and expect to deliver the shares against payment in New York, New York on          , 2007.

Taglich Brothers, Inc.	Avondale Partners

Prospectus dated          , 2007.

GULFSTREAM *International* AIRLINES

Pensacola
Fort Walton Beach
Tallahassee
Jacksonville
Gainesville
Orlando
Tampa
West Palm Beach
Fort Lauderdale
Miami
Key West
Bimini
Freeport
Grand Bahama
Treasure Cay
Marsh Harbour
The Abacos
North Eleuthera
Governor's Harbour
Eleuthera
Nassau
Andros Town
Andros
Cat Island
New Bight
The Exumas
Georgetown
Havana
Cuba
11 Florida Destinations
10 Bahama Destinations
Charter Service Only

You should rely only on the information contained in this prospectus or to which we have referred you. We have not, and the underwriters have not, authorized anyone else to provide you with different or additional information. This prospectus may only be used where it is legal to sell these securities. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which the offer or solicitation is unlawful. The information in this prospectus may only be accurate on the date of this prospectus and is subject to change after such date.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless indicated otherwise, the information contained in this prospectus: (i) assumes an offering price of $9.00 per share, which is the midpoint of the expected offering price range; (ii) reflects a 2-for-1 stock split of our common stock effected in May 2007; (iii) does not reflect any exercise of outstanding common stock warrants into shares of our common stock, which is described under “Description of Capital Stock — Warrants”; (iv) does not reflect any exercise of common stock warrants issuable to designees of the underwriters in connection with this offering which is described under “Description of Capital Stock — Underwriters’ Warrants”; and (v) assumes that the underwriters do not exercise their over-allotment option to purchase up to 180,000 additional shares in the offering.

Gulfstream International Group, Inc.

We are a holding company that operates two independent subsidiaries: Gulfstream International Airlines, Inc. (“Gulfstream”) and Gulfstream Training Academy, Inc. (the “Academy”).

Gulfstream is a Fort Lauderdale, Florida-based commercial airline currently operating more than 200 scheduled flights per day, serving eleven destinations in Florida and ten destinations in the Bahamas. Our fleet consists of 27 Beechcraft 1900D, 19-seat, turbo-prop aircraft (“B1900Ds”) and eight Embraer Brasilia EMB-120, 30-seat, turbo-prop aircraft (“EMB-120s”). We operate under a number of cooperative marketing relationships with major airlines through agreements known as code share agreements. Our primary agreement is with Continental Airlines (“Continental”). We are also party to code share agreements with United Airlines (“United”), Northwest Airlines (“Northwest”) and Copa Airlines of Panama. In addition to the daily scheduled flights, Gulfstream also offers frequent charter flights within our geographic operating region, including flights to Cuba.

The Academy provides flight training services to licensed commercial pilots. The Academy’s principal program is our First Officer Program, which allows participants to receive a Second-In-Command type rating in approximately four months. Having a Second-In-Command type rating allows pilots to fly as first officers on commercial flights. Following receipt of this rating, pilots typically spend up to 250 hours flying as a first officer at Gulfstream. By attending the Academy, pilots are able to enhance their ability to secure a permanent position with a commercial airline. The Academy’s graduates are typically hired by various regional airlines, including Gulfstream. In 2006, 78 students entered the First Officer Program.

Our business started with the formation of Gulfstream in 1988. Gulfstream began as an airline offering on-demand charter service. In 1990, Gulfstream initiated scheduled commercial service by offering flights from Miami to several locations in the Bahamas. Following the introduction of turbo-prop air service in 1994, Gulfstream signed several code share agreements with major carriers, including one with Continental, which is our principal alliance partner.

In December 2005, the Company was formed by a group of investors to acquire Gulfstream and the Academy. In March 2006, we acquired approximately 89% of G-Air Holding, Inc. (“G-Air”), which owned approximately 95% of Gulfstream at that time, and 100% of the Academy, which held the remaining 5% of Gulfstream. We subsequently acquired the remaining shares of G-Air. Prior to our acquisition of Gulfstream, Continental Airlines assisted Gulfstream from time to time with financial transactions and aircraft acquisitions, and today holds a warrant to purchase 10% of Gulfstream’s outstanding shares.

For our fiscal year ended December 31, 2006, our pro forma revenue and net income were $105.1 million and $1.0 million, respectively. Airline passenger revenue accounted for approximately 94% of our revenue for this period. For the nine months ended September 30, 2007, our pro forma revenue and net income were $86.7 million and $1.9 million, respectively. Pro forma revenue and net income for the nine month period ended September 30, 2007 are not indicative of our full-year operations because our full-year operations are impacted by seasonality fluctuations. Our strongest seasonal period is from February to June. Revenue and net income amounts for 2006 are derived from our pro forma financial data as set forth in “Unaudited Pro Forma Financial Statements.”

Our Competitive Strengths

We attribute our success to the following competitive strengths:

•	Long-standing code share agreements with multiple major airlines. Gulfstream has long-standing code share agreements with Continental, United and Northwest. We believe that utilizing such agreements enhances our ability to generate revenue from both local and connecting traffic. We also believe that through our alliances, we are able to control costs by contracting for reservations, ground handling and other services at lower costs.

•	Well positioned in the Bahamas market. We are a leading carrier to the Bahamas and serve more destinations in the Bahamas than any other U.S. airline. We believe that our focus on the Bahamian market allows us to identify new market opportunities and develop those opportunities more efficiently than new market entrants.

•	Diverse route network and utilization of small aircraft. We have connecting hubs in several key Florida cities, which enable us to establish multiple flight crew and maintenance bases that reduce costs and enhance reliability. In addition, our mix of 19-seat and 30-seat aircraft and mix of business and leisure passengers enhances our ability to align aircraft capacity with market demand, while maintaining our ability to provide competitive flight frequencies.

•	We offer reliable, quality service. We are consistently among the highest-ranked regional airlines in the U.S. in terms of reliability and have received the FAA’s highest level of recognition for maintenance training, the Diamond Award, for seven consecutive years.

•	The Academy has a unique first officer program. We believe the Academy has established a strong reputation for quality instruction. In addition, the Academy provides Gulfstream with a reliable and cost-effective source of first officers and pilots.

Our Strategy

Our business strategy is to utilize small-capacity aircraft to target markets that are unserved or underserved by competing airlines. Small capacity aircraft allow for lower costs per flight, and enable us to operate profitably with fewer passengers per flight than airlines operating larger equipment.

•	Utilize turboprop aircraft to selectively expand the number of markets we serve. We use 19- and 30-passenger turboprop aircraft that have substantially lower acquisition costs and operating costs and offer greater operational flexibility than other types of commercial aircraft. We intend to profitably grow our route system by adding unserved or underserved short haul city pairs with low passenger volume utilizing this type of aircraft. We are actively seeking opportunities to grow by adding new routes, aircraft, alliance partners, or by acquiring other regional airlines. These opportunities will likely include operating in areas away from our current Florida base.

•	Use of code share agreements. By having code share agreements with multiple major airlines and other airlines, we are able to increase our revenue per flight by accessing several sources of connecting passengers relative to what would be available within a single code share partnership arrangement. Our code share agreements also provide the opportunity to contract for services at lower costs, as well as to gain access to airport and other facilities, relative to what we would be able to do independently.

•	Increase enrollment at the Academy. We seek to increase enrollment at the Academy through implementation of various marketing initiatives, including increasing cooperation with other regional airlines and primary flight training centers, developing closer integration with accredited higher education institutions offering two- and four-year degrees and offering training services to other regional airlines operating similar aircraft types.

We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and operating results. You should consider these risks before investing in our company. Risks relating to our business include:

•	we may not be able to compete successfully in the highly competitive airline industry, which is characterized by low profit margins and high fixed costs,

•	we are highly dependent on the Bahamas market and a decrease in demand for air travel to the Bahamas would adversely impact our business,

•	we may not be able to maintain our code share relationships with Continental and our other code share partners,

•	we rely on B1900D and EMB-120 turboprop aircraft and our operations would be adversely affected if the expense of maintaining or operating either type of aircraft type increased materially or if the FAA grounded either type of aircraft,

•	aircraft fuel constitutes approximately 23-24% of our operating expenses and our profits may decline due to an increase in the price of aircraft fuel,

•	the loss of key personnel could adversely impact our business, and

•	we may not successfully implement our plans to expand our operations beyond the Florida and Bahamas markets.

For a discussion of the significant risks associated with our business, our industry and investing in our common stock, you should read the section entitled “Risk Factors” beginning on page 8 of this prospectus.

Company Information

We were incorporated in Delaware in December 2005. Our principal executive offices are located at 3201 Griffin Road, Fort Lauderdale, Florida 33312, and our telephone number is (954) 985-1500. Our website address is www.gulfstreamair.com. Information contained on our website is not incorporated by reference into and does not form any part of this prospectus. As used in this prospectus, unless the context requires otherwise, references to “the Company” and “Group” refer to Gulfstream International Group, Inc.; references to “Gulfstream” refer to Gulfstream International Airlines, Inc.; references to “the Academy” refer to Gulfstream Training Academy, Inc.; references to “G-Air” refer to G-Air Holdings Corp., Inc., the former parent company of Gulfstream, which was merged into GIA Holdings Corp., Inc. in March 2007; references to “GIA” refer to GIA Holdings Corp, Inc., the parent company of Gulfstream and references to “we”, “our” and “us,” refer to Gulfstream International Group, Inc. and either or both of Gulfstream or the Academy.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

This prospectus may refer to trademarks and trade names of other organizations, including those of our code share partners.

THE OFFERING

Common stock offered	1,200,000 Shares

Common stock to be outstanding after the offering	3,239,460 Shares

Use of proceeds	Assuming an initial offering price of $9.00 per share, we estimate that the net proceeds to us from this offering will be approximately $8,436,000, after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds from this offering to fully redeem our 12% subordinated debentures totaling $3,320,000. The remaining proceeds will be used to acquire additional aircraft, to refinance existing aircraft, or for general working capital purposes. See “Use of Proceeds” on page 21.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.

American Stock Exchange Symbol	“GIA”

The number of shares of our common stock referred to above that will be outstanding immediately after completion of this offering is based on 2,039,460 shares of our common stock outstanding as of September 30, 2007. This number does not include, as of September 30, 2007:

•	46,480 shares of common stock issuable upon the exercise of outstanding warrants, at an exercise price of $5.00 per share;

•	210,324 shares of common stock issuable upon exercise of stock options at an exercise price equal to $5.00 per share;

•	up to an additional 139,676 shares of our common stock reserved for issuance under our Stock Incentive Plan; and

•	96,000 shares of common stock issuable upon exercise of the warrants to be issued to designees of the managing underwriters in connection with this offering at an exercise price equal to 120% of the public offering price of this offering.

We have agreed to issue an additional 180,000 shares if the underwriters exercise their over-allotment option in full, which we describe in “Underwriting” beginning on page 94. If the underwriters exercise this option in full, 3,419,460 shares of common stock will be outstanding after this offering.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The results of operations presented herein for all periods prior to our acquisition of Gulfstream and the Academy are referred to as the results of operations of the “predecessor.” The results of operations presented herein for all periods subsequent to the acquisition are referred to as the results of operations of the “successor.” As a result of the acquisition, the results of operations of the predecessor are not comparable to the results of operations of the successor.

The following table sets forth summary financial data for the nine-month periods ended September 30, 2006 and 2007. The summary financial data as of and for the nine-month periods ended September 30, 2006 and 2007 are unaudited. The unaudited pro forma summary data for the nine-month period ended September 30, 2006 is based on the historical financial statements of the Company and our predecessor. The summary financial data as of and for the nine-month periods ended September 30, 2006 and 2007 have been adjusted to give effect to the following transactions:

1. The acquisition of Gulfstream and the Academy, which was closed on March 14, 2006, as if it occurred on January 1, 2006.

2. The sale of 1,640,000 shares of common stock issued as part of the financing for the acquisition, which occurred on March 14, 2006, as if it occurred on January 1, 2006.

3. The Company plans on redeeming the $3.32 million subordinated debentures issued as part of the financing of the acquisition with proceeds from the offering. The issuance of 472,262 shares of common stock needed to redeem the subordinated debentures was given effect as if it occurred on January 1, 2006. The number of shares to be issued gives effect to the underwriting discount and estimated other offering costs (approximately $1.97 per share).

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma data does not purport to represent what our results would actually have been had the sale in fact occurred as of January 1, 2006. See “Unaudited Pro forma Financial Statements” at page P-1 for pro forma adjustments and explanations.

				Pro Forma
	Predecessor	Successor	Pro Forma	Successor
	January 1,	March 15,	Nine Months	Nine Months	Percent
	2006 to	2006 to	Ended	Ended	Change
	March 14,	September 30,	September 30,	September 30,	2006 to
	2006	2006	2006	2007	2007
	(In thousands, except per share data)

Revenue
Airline passenger revenue	$20,264	$55,871	$76,135	$81,246	6.7%
Academy, charter and other revenue	1,103	3,329	4,432	5,429	22.5%

Total Revenue	21,367	59,200	80,567	86,675	7.6%

Operating Expenses
Flight operations	2,462	7,189	9,651	11,020	14.2%
Aircraft fuel	4,203	13,535	17,738	18,933	6.7%
Aircraft rental	1,300	3,381	4,681	4,835	3.3%
Maintenance	3,843	11,846	15,689	17,857	13.8%
Passenger service	4,798	12,102	16,900	17,830	5.5%
Promotion & sales	1,561	4,603	6,164	5,977	(3.0%	)
General and administrative	1,011	2,483	3,536	3,987	12.8%
Depreciation and amortization	503	1,880	2,552	2,802	9.8%

Total Operating Expenses	19,681	57,019	76,911	83,241	8.2%

Income (loss) from operations	1,686	2,181	3,656	3,434	(6.1%	)
Non-Operating Income and (Expense)
Interest (expense)	(158)	(713)	(605)	(500)	(17.4%	)
Other income (expense)	(5)	185	180	155	(13.9%	)

Income before taxes	1,523	1,653	3,231	3,089	(4.4%	)
Provision for income taxes	523	577	1,121	1,172	4.5%

				Pro Forma
	Predecessor	Successor	Pro Forma	Successor
	January 1,	March 15,	Nine Months	Nine Months	Percent
	2006 to	2006 to	Ended	Ended	Change
	March 14,	September 30,	September 30,	September 30,	2006 to
	2006	2006	2006	2007	2007
	(In thousands, except per share data)

Income before minority interest	1,000	1,076	2,110	1,917	(9.1%	)
Minority interest	—	(11)	(11)	—

Net income	$1,000	$1,065	$2,099	$1,917	(8.7%	)

Net income per share:
Basic			$0.85	$0.76
Diluted			$0.77	$0.68
Shares used in calculating net income per share:
Basic and diluted			2,471,641	2,506,814

The following table sets forth the predecessor’s summary historical data for the years ended December 31, 2004, 2005 and 2006. The unaudited pro forma summary data for the year ended December 31, 2006 is based on the Company’s summary financial data from March 15, 2006 to December 31, 2006 and those of our predecessor from January 1, 2006 to March 14, 2006.

The summary financial data as of and for the year ended December 31, 2006 has been adjusted to give effect to the following transactions:

1. The acquisition of Gulfstream and the Academy, which was closed on March 14, 2006, as if it occurred on January 1, 2006.

2. The sale of 1,640,000 shares of common stock issued as part of the financing for the acquisition, which occurred on March 14, 2006, as if it occurred on January 1, 2006.

3. The Company plans on redeeming the $3.32 million subordinated debentures issued as part of the financing of the acquisition with proceeds from the offering. The issuance of 472,262 shares of common stock needed to redeem the subordinated debentures was given effect as if it occurred on January 1, 2006. The number of shares to be issued gives effect to the underwriting discount and estimated other offering costs (approximately $1.97 per share).

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma data does not purport to represent what our results would actually have been had the sale in fact occurred as of January 1, 2006. See “Unaudited Pro forma Financial Statements” at page P-1 for pro forma adjustments and explanations.

	Predecessor			Successor
			Period	Period
			January 1,	March 15,
			2006 to	2006 to
	Year Ended December 31,		March 14,	December 31,	Proforma
	2004	2005	2006	2006	2006
	(In thousands, except per share data)
Revenue
Airline passenger revenue	$66,274	$87,983	$20,264	$78,290	$98,554
Academy, charter and other revenue	6,063	4,022	1,103	5,400	6,503

Total Revenue	72,337	92,005	21,367	83,690	105,057

Operating Expenses
Flight operations	8,881	11,169	2,462	10,727	13,189
Aircraft fuel	11,115	20,544	4,203	19,356	23,559
Acraft rent	6,470	6,827	1,300	4,891	6,191
Maintenance	14,668	17,220	3,843	17,394	21,237
Passenger service	16,597	20,390	4,798	17,373	22,171
Promotion & sales	6,434	7,530	1,561	6,359	7,920
General and administrative	5,656	4,561	1,011	3,763	4,816

	Predecessor			Successor
			Period	Period
			January 1,	March 15,
			2006 to	2006 to
	Year Ended December 31,		March 14,	December 31,	Proforma
	2004	2005	2006	2006	2006
	(In thousands, except per share data)
Depreciation and amortization	485	2,355	503	2,726	3,398

Total Operating Expenses	70,306	90,596	19,681	82,589	102,481

Income (loss) from operations	2,031	1,409	1,686	1,101	2,576
Non-Operating Income and (Expense)
Interest expense	(153)	(699)	(158)	(954)	(720)
Other income (expense)	135	220	(5)	180	175

Income before taxes	2,013	930	1,523	327	2,031
Provision for income taxes	170	230	523	137	729

Income before minority interest	1,843	700	1,000	190	1,302
Minority interest	—	—	—	(5)	(5)

Net income	$1,843	$700	$1,000	$185	$1,297

Net income per share:
Basic				$0.11	$0.52
Diluted				$0.08	$0.48
Shares used in calculating net income per share:
Basic and diluted				1,680,480	2,478,278

	September 30, 2007
	Actual	As Adjusted(1)
	(In thousands)

Cash and cash equivalents	$3,268	$8,417
Total assets	38,912	44,061
Long-term debt, including current portion	11,721	8,433
Engine return liability, including current portion	3,956	3,956
Total stockholders’ equity	9,877	18,313

(1)	Adjusted to give effect to this offering and the application of the proceeds assuming net proceeds of approximately $8.4 million, of which approximately $3.3 million is used to fully redeem our 12% subordinated debentures and the remainder is used for general working capital purposes. For further information, see “Use of Proceeds” on page 21.

RISK FACTORS

An investment in our common stock is risky. You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing. If any of the following risks actually occurs, our business, business prospects, financial condition, cash flow and results of operations could be materially and adversely affected. In this case, the trading price of our common stock could decline, and you might lose part or all of your investment.

Risks Related To Our Industry

The airline industry is unpredictable.

The airline industry has experienced tremendous challenges in recent years and will likely remain volatile for the foreseeable future. Among other factors, the financial challenges faced by major carriers, including Delta Airlines, United Airlines and Northwest Airlines, and increased hostilities in the Middle East and other regions have significantly affected, and are likely to continue to affect, the U.S. airline industry. These conditions have resulted in declines and shifts in passenger demand, increased insurance costs, volatile fuel prices, increased government regulations and tightened credit markets, all of which have affected, and will continue to affect, the operations and financial condition of participants in the industry, including us, major carriers (including our code share partners), competitors and aircraft manufacturers. These industry developments raise substantial risks and uncertainties which will affect us, major carriers (including our code share partners), competitors and aircraft manufacturers in ways that we currently are unable to predict.

The airline industry is subject to the impact of terrorist activities or warnings.

The terrorist attacks of September 11, 2001 and their aftermath negatively impacted the airline industry in general, including our operations. In particular, the primary effects experienced by the airline industry included a substantial loss of passenger traffic and revenue. While airline passenger traffic and revenue have recovered since the terrorist attacks of September 11, 2001, additional terrorist attacks could have a similar or even more pronounced effect. Even if additional terrorist attacks are not launched against the airline industry, there will be lasting consequences of the September 11, 2001 attacks, including increased security and insurance costs, increased concerns about future terrorist attacks, increased government regulation and airport delays due to heightened security. Additional terrorist attacks or warnings of such attacks, and increased hostilities or prolonged military involvement in the Middle East or other regions, could negatively impact the airline industry, and result in decreased passenger traffic and yields, increased flight delays or cancellations associated with new government mandates, as well as increased security, fuel and other costs. There can be no assurance that these events will not harm the airline industry generally or our operations or financial condition in particular.

Our operations may be adversely impacted by increased security measures mandated by regulatory authorities.

Because of significantly higher security and other costs incurred by airports since September 11, 2001, many airports significantly increased their rates and charges to air carriers, including us, and may do so again in the future. On November 19, 2001, the U.S. Congress passed, and the President signed into law, the Aviation and Transportation Security Act, also referred to as the Aviation Security Act. This law federalized substantially all aspects of civil aviation security and created the Transportation Security Administration (“TSA”) to which the security responsibilities previously held by the Federal Aviation Administration (“FAA”) were transitioned. The TSA is an agency of the Department of Homeland Security. The Department of Homeland Security and the TSA and other agencies within the Department of Homeland Security have implemented numerous security measures, including the passing of the Aviation Security Act, that affect airline operations and costs, and are likely to implement additional measures in the future. The Department of Homeland Security has announced greater use of passenger data for evaluating security measures to be taken with respect to individual passengers, expanded use of federal air marshals on flights (thus displacing revenue passengers), investigating a requirement to install aircraft security systems (such as active devices on commercial aircraft as countermeasures against portable surface to air missiles) and expanded cargo and baggage screening. Funding for airline and airport security required under the Aviation Security Act is provided in part by a $2.50 per segment passenger security fee for flights departing from the U.S., subject to a $10 per roundtrip cap; however, airlines are responsible for costs incurred to meet security requirements beyond those provided by the TSA. There is no assurance this fee will not be raised in the future as the TSA’s costs exceed the revenue it receives from these fees. Similarly, we could be adversely affected by any implementation of stricter security measures by the Bahamian government. We cannot provide assurance that additional security requirements or security-related fees enacted in the future will not adversely affect us financially.

The airline industry is heavily regulated.

All interstate airlines are subject to regulation by the Department of Transportation (the “DOT”), the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operation activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in maintaining our certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our operations. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as our aircraft, at such airports. The imposition of any limits on the use of our aircraft at any airport at which we operate could have a material adverse effect on our operations. Because we operate only two types of aircraft and have our operations centered at Fort Lauderdale Airport, we are particularly susceptible to any such limitations.

The FAA may change its method of collecting revenues.

The FAA funds its operations largely through a tax levied on all users of the system based on ticket sales as well as a tax on fuel. As the airline industry changes, the trust fund that provides funding for the FAA’s capital accounts and all or some portion of its operations has experienced an increase in its costs without a corresponding rise in its revenue such that in its fiscal 2004, the FAA’s costs exceeded its revenues by more than $4 billion. Further, the existing authority for the current FAA taxing system expired on September 30, 2007. As a result, the FAA has discussed eliminating or amending the current tax system and implementing user fees that could cause us to incur potentially significant additional expenses. If the FAA implements a user fee or otherwise increases its tax rate, we may not be able to pass this increased expense on to our customers. Such an expense could have a material adverse impact on our ability to conduct business.

A Senate draft version of the FAA Reauthorization Bill has proposed a $25 per-flight fee be charged on all flights, regardless of aircraft size. The recently passed House version of the Bill does not include such a fee. There can be no assurance that the final version of the Reauthorization Bill would exempt small commercial aircraft such as those operated by Gulfstream from these new charges.

The airline industry is characterized by low profit margins and high fixed costs.

The airline industry is characterized generally by low profit margins and high fixed costs, primarily for personnel, debt service and rent. The expenses of an aircraft flight do not vary significantly with the number of passengers carried and, as a result, a relatively small change in the number of passengers or in pricing could have a disproportionate effect on an airline’s operating and financial results. Accordingly, a minor shortfall in our expected revenue levels could harm our business.

The airline industry is highly competitive.

In general, the airline industry is highly competitive. Gulfstream not only competes with other regional airlines, some of which are owned by or operated as code share partners of major airlines, but we also face competition from low cost carriers and network airlines on many of our routes. One of our primary competitors in the Bahamas market, Bahamasair, is owned by the government of the Bahamas and receives substantial subsidies to fund operating losses. The receipt of these subsidies may reduce the airline’s requirement to take necessary actions to improve profitability, including raising prices to offset fuel costs. Gulfstream also competes with alternative forms of transportation, such as charter aircraft, automobiles, commercial and private boats and trains.

Barriers to entry in most of Gulfstream’s markets are limited, and some of Gulfstream’s competitors are larger and have significantly greater financial and other resources. Moreover, federal deregulation of the industry allows competitors to rapidly enter markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

Risks Related To Our Business

We will have substantial fixed obligations.

As of September 30, 2007, we had $11.7 million of debt. In addition, we have annual lease payments of approximately $6.7 million per year on our fleet of 27 B1900D aircraft as well as a liability for the return of engines borrowed from the lessor of $4.3 million over the next several years. We believe we have sufficient cash to fund our operations for the next twelve months, excluding our seasonal cash requirements. Our weakest seasonal period typically occurs between August and December each year. In fact, recently, we estimated that if the net proceeds anticipated by this offering were not available to us by approximately November 15, 2007, we would be required to secure additional short-term financing to cover our additional cash requirements during this seasonally weak period. Although this ultimately proved unnecessary, there can be no assurance that our operations will generate sufficient cash flow to service our debt and lease obligations on a longer-term basis. The size of our debt and lease obligations could negatively affect our financial condition, results of operations and the price of our common stock.

We would be adversely affected by the loss of key personnel.

Our success is dependent upon the continued services of our management team. Our executives have substantial experience and expertise in our business and have made significant contributions to our growth and success. The loss of one of our executives or any other key employees (including the senior management team of Gulfstream and the Academy) could adversely affect our business, financial condition or results of operations. We do not maintain key-man life insurance on our management team.

We may experience difficulty finding, training and retaining employees.

Gulfstream and the Academy are labor-intensive businesses. The airline industry has from time to time experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, the result will be significantly higher training costs than otherwise would be necessary. Recently, it has become increasingly difficult to attract and retain employees in our industry in South Florida. There can be no assurance that Gulfstream or the Academy will be able to recruit, train and retain the qualified employees that we need from time to time. In addition, Gulfstream has been dependent on the Academy as a source of new pilots. Gulfstream’s flights are operated by a pilot and a first officer. A substantial portion of the first officers employed by Gulfstream are supplied by the Academy. Should there be a shortage of new pilots from the Academy, Gulfstream would likely incur significantly higher training costs and labor expenses.

Expansion of operations could result in operating losses.

We are actively seeking opportunities to grow by adding new routes, aircraft, alliance partners, or by acquiring other regional airlines. These opportunities will likely include operating in areas away from our current Florida base. A material increase in the scope or scale of our operations could lead to integration difficulties, which could result in short- and/or long-term operating losses.

We will incur significant costs as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as the requirements applicable to listing on the American Stock Exchange, have required changes in corporate governance practices of public companies. We expect these regulations and requirements to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of being a public company, we will be required to create additional board committees. We will incur additional costs associated with our public company reporting requirements. As a public company, we also expect that it will be more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. If we are unable to effectively adjust our cost structure to address a significant increase in our legal, accounting and other expenses, our sales level and profitability could be harmed and our operations could be materially adversely affected.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud and, as a result, our business could be harmed and current and potential stockholders could lose confidence in us, which could cause our stock price to fall.

We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which we expect will first apply to us for our fiscal year ending December 31, 2008. As a result, we expect to incur substantial additional expenses and diversion of management’s time. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to accurately report our financial results or prevent fraud and might be subject to sanctions or investigation by regulatory authorities such as the SEC or the American Stock Exchange. Any such action could harm our business or investors’ confidence in us, and could cause our stock price to fall.

Risks Related To Gulfstream

Gulfstream is dependent on our code share relationships.

Gulfstream depends on relationships created by code share agreements with Continental, United and Northwest for a significant portion of our revenues. Currently, passengers that have connected from Continental, United and Northwest account for approximately 22%, 8% and 7% of our passenger revenue, respectively. Additionally, virtually all of our “local,” or non-connecting, traffic is booked through Continental’s reservation system. Any material modification to, or termination of, our code share agreements with any of these partners could have a material adverse effect on our financial condition and the results of operations. Each of the code share agreements contains a number of grounds for termination by our partners, including failure to meet specified performance levels. Further, these agreements limit our ability to enter into code share agreements with other airlines.

Gulfstream’s code share partners may expand their direct operation of regional jets, thus limiting the expansion of our relationships with them. A decision by any of Gulfstream’s code share partners to phase out Gulfstream’s contract-based code share relationships or enter into similar agreements with one or more of

Gulfstream’s competitors could have a material adverse effect on Gulfstream’s business, financial condition or results of operations.

Also, our code share partners may be restricted in increasing the level of business that they conduct with Gulfstream, thereby limiting our growth. Union scope clauses at major airlines may limit or prohibit certain types of code share operations, including those by Gulfstream.

Gulfstream is dependent on the financial strength of our code share partners.

Gulfstream is directly affected by the financial and operating strength of its code share partners. In the event of a decrease in the financial or operational strength of any of the code share partners, such partner may be unable to make the payments due to Gulfstream under the code share agreement. It is possible that if any of the code share partners file for bankruptcy, Gulfstream’s code share agreement with such partner may not be assumed in bankruptcy and could be modified or terminated. Two of our code share partners, United Airlines and Northwest Airlines, have recently emerged from Chapter 11 reorganization.

We operate our code share relationships as revenue-sharing arrangements.

Under the revenue sharing, or pro rate, arrangements that we have in place with our code share partners, we bear substantially all costs associated with our flights. Because we are responsible for such costs, factors such as rising fuel costs, increases in operating expenses and decreases in ticket prices or passenger loads could cause our profits to decrease and could have a material adverse effect on our financial condition or results of operations.

The availability of additional and/or replacement code share partners is limited and airline strategic consolidations could have an impact on operations in ways yet to be determined.

The airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. Other developments include domestic and international code share alliances between major carriers, such as the “SkyTeam Alliance,” that includes Delta Airlines, Continental and Northwest, among others. Any additional consolidation or significant alliance activity within the airline industry could limit the number of potential partners with whom Gulfstream could enter into code share relationships and materially adversely affect our relationship with our current code share partners.

There is no assurance that our relationship with our code share partners would survive in the event that any such code share partner merges with another airline.

Similarly, the bankruptcy or reorganization of one or more of our competitors may result in rapid changes to the identity of our competitors in particular markets, a substantial reduction in the operating costs of our competitors or the entry of new competitors into some or all of the markets we serve. We are unable to predict exactly what effect, if any, changes in the strategic landscape might have on our business, financial condition and results of operations.

There are constraints on our ability to establish new operations to provide airline service to major airlines other than our code share partners.

Our code share agreement with Continental requires that we seek their consent prior to establishing new code share agreements, subject to limited exceptions, as well as prior to acquiring another regional carrier. In the absence of such consent, we would have to establish a new operating subsidiary, separate from Gulfstream, which would require a substantial expenditure of management time and Company resources.

Additionally, pursuant to our code share agreement with Northwest, we may only provide airline service to other major airlines using aircraft certificated as having (1) less than 60 seats and (2) a maximum gross takeoff weight of less than 70,000 pounds (or such greater seat or weight limits as may be established under Northwest’s collective bargaining agreement with its pilots).

Fluctuations in fuel costs could adversely affect our operating expenses and results.

Aircraft fuel constitutes a significant portion of our total operating expenses (approximately 23% for the year ended December 31, 2005 and approximately 24% for the year ended December 31, 2006). The price of aircraft fuel is unpredictable and has increased significantly in recent periods based on events outside of our control, including geopolitical developments, regional production patterns and environmental concerns. Because of the effect of these events on the price and availability of aircraft fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. We cannot assure you increases in the price of fuel can be offset by higher revenue. We carry limited fuel inventory and we rely heavily on our fuel suppliers. We cannot assure you we will always have access to adequate supplies of fuel in the event of shortages or other disruptions in the fuel supply. Price escalations or reductions in the supply of aircraft fuel will increase our operating expenses and could cause our operating results and net income to decline. Additionally, price escalations or reductions in the supply of aircraft fuel could result in the curtailment of our service. Some of our competitors may be better positioned to obtain fuel in the event of a shortage.

Our business is subject to substantial seasonal and cyclical volatility.

Gulfstream’s business is subject to substantial seasonality, primarily due to leisure and holiday travel patterns, particularly in the Bahamas. We experience the strongest demand from February to July, and the weakest demand from August to October, during which period we typically suffer operating losses. As a result, our operating results for a quarterly period are not necessarily indicative of operating results for an entire year, and historical operating results are not necessarily indicative of future operating results. Our results of operations generally reflect this seasonality. Our operating results are also impacted by numerous other cycles and factors that are not necessarily seasonal. These factors include the extent and nature of fare changes and competition from other airlines, changing levels of operations, national and international events, fuel prices and general economic conditions, including inflation. Because a substantial portion of both personal and business airline travel is discretionary, the industry tends to experience adverse financial results in general economic downturns.

Any inability to acquire and maintain additional compatible aircraft or engines would increase our operating costs and could harm our profitability.

Our fleet currently consists of B1900D turboprop aircraft and EMB-120 turboprop aircraft, each equipped with two engines. Although our management believes there is an adequate supply of such aircraft and engines available at reasonable prices and terms to meet our current needs, we are unable to predict how long these conditions will continue. Any increase in demand for these aircraft or engines could restrict our ability to obtain additional aircraft, engines and spare parts. Because neither of the aircraft we operate are in active production, we may be unable to obtain additional suitable aircraft, engines or spare parts on satisfactory terms or at the time needed for our operations or for the implementation of our growth plan. Further, as fuel costs increase or remain at elevated levels, the demand for highly fuel-efficient turboprop aircraft may also increase. This increase in demand could cause a shortage in the supply of reasonably priced turboprop aircraft. Such a decrease could adversely affect our ability to expand our fleet or to replace outdated aircraft, which in turn could hinder our growth or reduce our revenues.

Maintenance expenses for Gulfstream’s fleet could increase.

Gulfstream’s fleet consists of aircraft that were delivered from 1990 to 1996. As the age of our aircraft increases, additional resources may be required to sustain their reliablility levels. There can be no assurance that such additional resources will not be material.

Any inability to extend the lease terms of our existing aircraft or obtain financing for additional aircraft could adversely affect our operations.

We finance our aircraft through either operating lease financing or secured debt. Most of our existing fleet of B1900Ds are leased from the manufacturer pursuant to a lease agreement that expires in 2010. We have the option to extend the leases for up to 15 aircraft from six to 24 months after the expiration period; however, there can be no assurance that this lease agreement can be extended further on reasonable terms. If we are unable to extend these leases, we also have the option to purchase up to 21 of these aircraft; however, we may not be able to secure financing on acceptable terms, if at all. Further, neither the B1900D nor the EMB-120 is currently produced by their manufacturers and there is currently a limited supply of these aircraft. If we are unable to obtain replacement aircraft on economically reasonable terms, our business could be materially adversely affected.

The airline industry has been subject to a number of strikes which could adversely affect our business.

The airline industry has been negatively impacted by a number of labor strikes. Any new collective bargaining agreement entered into by other regional carriers may result in higher industry wages and add increased pressure on Gulfstream to increase the wages and benefits of our employees. Furthermore, since each of Gulfstream’s code share partners is a significant source of revenue, any labor disruption or labor strike by the employees of any one of Gulfstream’s code share partners could have a material adverse effect on our financial condition or results of operations.

Competitors or new market entrants may introduce smaller aircraft or direct hub flights, which could reduce our competitive advantage.

We operate relatively small aircraft on short flight routes, which enables us to maintain a low cost structure, giving us a competitive advantage over other airlines. If new market entrants or existing competitors were to introduce smaller aircraft into the marketplace, their costs may be lower than ours, allowing them to gain a competitive advantage. In addition, competitors could introduce new direct flights from their hubs to our key cities which could reduce the competiveness of our Florida connecting points.

Several aircraft manufacturers have developed a new line of very light jets, commonly referred to as VLJ’s, which cost substantially less than existing corporate aircraft. New companies, including DayJet Corporation, which is also based in South Florida, have ordered hundreds of VLJ’s with the goal of developing a new industry segment of air taxis that offer services at a low cost to passengers. DayJet has announced that it will be targeting many of the cities served by Gulfstream. If DayJet launches this air taxi segment, or if others implement similar business models, Gulfstream could experience a loss of passengers and a resulting decline in revenues. Gulfstream could also be forced to lower prices to compete with DayJet and others and could suffer economic losses as a result.

Gulfstream flies and depends upon only two aircraft types, and would be adversely affected if the FAA were to ground either of our fleets.

Gulfstream’s fleet consists of 27 B1900D turboprop aircraft and eight EMB-120 turboprop aircraft. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operation activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the FAA to ground or require additional time-consuming inspections of or maintenance on either the B1900D or EMB-120 or any of our aircraft for any reason may have a material adverse effect on the operations of Gulfstream.

Gulfstream is at risk of losses and adverse publicity stemming from any accident involving our aircraft.

While Gulfstream has never had a fatal crash over our history, it is possible that one or more of our aircraft may crash or be involved in an accident in the future, causing death or injury to individual air travelers and our employees and destroying the aircraft. An accident or incident involving one of Gulfstream’s aircraft could involve significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and our consequential temporary or permanent loss of service. In the event of an accident, our liability insurance may not be adequate to offset the exposure to potential claims and we may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that Gulfstream’s operations are less safe or reliable than other airlines, which could result in a material reduction in passenger revenues.

If Gulfstream is forced to relocate our Fort Lauderdale maintenance base, we may not be able to operate as successfully.

The lease for Gulfstream’s principal maintenance facility, located at Hollywood-Fort Lauderdale International Airport, expires at the end of May 2008, but may be extended by Broward County for periods of one year each, not to exceed a total of two years. Broward County is considering an improvement to the Hollywood-Fort Lauderdale International Airport that could result in a teardown of Gulfstream’s maintenance hangar. Gulfstream is currently in negotiations regarding an extension of the lease and a subsequent alternative location for a successor maintenance hangar on the airfield. If Gulfstream is forced to relocate its Fort Lauderdale maintenance operations, it may be prohibitively expensive to relocate and/or construct a maintenance hangar. Gulfstream may not be able to operate as efficiently or successfully from any other location. In addition, it is possible that Gulfstream would be unable to secure a suitable alternative location for our maintenance hangar. Were this to occur, we may be forced to outsource our airplane maintenance for a period of time, which would substantially increase our maintenance costs and cause us significant operational disruptions.

Hurricanes and other adverse weather conditions could adversely affect Gulfstream’s business.

Our routes in Florida and the Bahamas are particularly susceptible to the impact of hurricanes. In the event that a hurricane were to threaten one of our departure locations, we may be forced to cancel flights and/or relocate our fleet, either of which would cause us to lose revenues. Related storm damage could also affect telecommunications capability, causing interruptions to our operations. A hurricane could cause markets such as the Florida Keys and the Bahamas to sustain severe damage to their tourist destinations and thus cause a longer-term decrease in the number of persons traveling on our routes.

Additionally, during periods of fog, ice, low temperatures, hurricanes, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. A significant interruption or disruption in service due to adverse weather or otherwise, could result in the cancellation or delay of a significant portion of Gulfstream’s flights and, as a result, could have a severe impact on our business, operations and financial performance.

Gulfstream may experience labor disruptions or an increase in labor costs.

All of Gulfstream’s permanent pilots are represented by International Brotherhood of Teamsters Airline Division Local 747, commonly known as the Teamsters. Our collective bargaining agreement with our pilots expires in 2009. In addition, our flight attendants have voted to be represented by the International Association of Machinists and Aerospace Workers (“IAM”), and we are currently engaged in negotiations with IAM. Although we have never had a work interruption or stoppage and we believe our relations with our union and non-union employees are generally good, Gulfstream is subject to risks of work interruption or stoppage and/or may incur additional administrative expenses associated with union representation of our employees. Any sustained work stoppages could adversely affect Gulfstream’s ability to fulfill our obligations under our code share agreements and could have a material adverse effect on our financial condition and results of operations.

Additionally, labor costs constitute a significant percentage of our total operating costs. Our labor costs normally constitute approximately 23% of our total operating costs. Any new collective bargaining agreements entered into by other airlines may also result in higher industry wages and increased pressure on us to increase the wages and benefits of our employees. Future agreements with our employees’ unions may be on terms that are not economically as attractive as our current agreements nor comparable to agreements entered into by our competitors. Any future agreements may increase our labor costs or otherwise adversely affect us. Additionally, we cannot assure you that the compensation rates that we have assumed will correctly reflect the market for our non-union employees, or that there will not be future unionization of our currently nonunionized groups, which could adversely affect our costs.

Our business is heavily dependent on the Bahamas markets and a reduction in demand for air travel to this market would harm our business.

Almost half of our scheduled flights have the Bahamas as either their destination or origin and our revenue is linked primarily to the number of tourists and other passengers traveling to and from the Bahamas. Bahamian tourism levels are affected by, among other things, the political and economic climate in the Bahamas’ main tourism markets, the availability of hotel accommodations, promotional spending by competing destinations, the popularity of the Bahamas as a tourist destination relative to other vacation options, and other global factors, including natural disasters or negative publicity due to safety and security. No assurance can be given that the level of passenger traffic to the Bahamas will not decline in the future. A decline in the level of Bahamas passenger traffic could have a material adverse effect on our results of operations and financial condition.

New passport requirements may cause a decrease in the number of travelers from the U.S. to the Bahamas.

In 2005, the United States issued a proposed Western Hemisphere Travel Initiative which would require United States citizens to have a passport or other accepted identity document to travel to or from certain countries or areas that were previously exempt, such as the Caribbean, including the Bahamas. The proposal was implemented in January 2007 for all United States citizens traveling to or from these destinations by air and sea and is expected to be implemented as of December 31, 2007 for all travel by land border crossings. If our United States passengers visiting the Bahamas do not have passports, these regulations could have a negative impact on our bookings; however, to date, the actual impact on the Company’s revenues is unclear.

The current regulation of travel to Cuba is subject to political conditions and a change in the current restrictions could impair our ability to provide flights or minimize our competitive advantage.

Pursuant to a services agreement that we have entered into with Gulfstream Air Charter, Inc. (“GAC”), we provide the use of our aircraft, flight crews and other services to GAC for its operation of charter flights to Cuba, in exchange for which we receive 75% of the income generated by such charter flights. GAC’s flights to Cuba depend on political conditions prevailing from time to time in Cuba and the United States. Currently, GAC is one of a limited number of operators who provide flights from the United States to Cuba. If relations between the United States and Cuba worsen, these flights may be prohibited entirely and we may lose significant revenues due to GAC’s inability to operate these flights. Conversely, if relations between the United States and Cuba significantly improve, demand for access to Cuba could increase dramatically, causing the market for flights from the United States to Cuba to be flooded with new entrants. In either scenario, our business, financial condition and results of operations could be materially and negatively affected.

Cuba’s status as a state sponsor of terrorism could impact the sustainability and growth of the Company’s flights to Cuba.

Cuba is listed as a state sponsor of terrorism by the U.S. Department of State, and as such, GAC’s flights to Cuba are subject to any restrictions that may be imposed as a result of such designation. GAC could be subjected to regulations and requirements that could increase its costs of operating flights to Cuba, restrict the number or manner of flights it operates to Cuba or prohibit such flights entirely. The Company’s business, financial condition and results of operations could be materially and negatively affected by further restrictions, or prohibitions, on doing business in Cuba as a country designated as a state sponsor of terrorism.

We rely on third parties to provide us with facilities and services that are integral to our business and can be withdrawn on short notice.

We have entered into agreements with third-party contractors, including other airlines, to provide certain facilities and services required for our operations, such as certain maintenance, ground handling, baggage services and ticket counter space. We will likely need to enter into similar agreements in any new markets we decide to serve. All of these agreements are subject to termination upon short notice. The loss or expiration of these contracts, the loss of FAA certification by our outside maintenance providers or any inability to renew our contracts or negotiate contracts with other providers at comparable rates could harm our business. Our reliance upon others to provide essential services on our behalf also gives us less control over costs and over the efficiency, timeliness and quality of contract services.

Aviation insurance is a critical safeguard of our financial condition and it might become difficult to obtain adequate insurance at a reasonable rate in the future.

We believe that our insurance policies are of types customary in the industry and in amounts we believe are adequate to protect us against material loss. It is possible, however, that the amount of insurance we carry will not be sufficient to protect us from material loss. Some aviation insurance could become unavailable, available only for reduced amounts of coverage, or available only at substantially higher rates, which could result in our failing to comply with the levels of insurance coverage required by our code share agreements, our other contractual agreements or applicable government regulations. Additionally, war risk coverage or other insurance might cease to be available to our vendors or might only be available for reduced amounts of coverage.

Risks Related To the Academy

A decrease in demand for regional airline pilots could adversely impact the Academy’s ability to attract and retain students.

We believe that the employment of our graduates is essential to our ability to attract and retain students. In the event that regional airline industry demand for pilots decreases significantly, it would have a detrimental impact on the ability of our graduates to gain employment, which could have an adverse effect on enrollment.

The value of the Academy could be diminished if other airlines lower their required minimum flight hours.

Academy students are pilots who hold commercial, multi-engine and instrument ratings who are qualified to operate commercial flights but who seek to enhance their marketability by logging additional training and flight hours. The Academy offers pilots the opportunity to log flight hours more quickly than the traditional time-building method of flight instructing. If the airlines who hire Academy graduates were to reduce the number of logged hours that they require new pilots to have, the value of the Academy could be diminished and the Academy could suffer decreased enrollment and a loss of revenues.

The inability to finance tuition costs could adversely affect the Academy’s enrollment.

Most of our students depend upon some form of third-party financing to finance part or all of the cost of tuition. This type of financing is only available from limited sources. The inability of prospective students to obtain third-party financing could adversely affect our ability to attract and retain students.

Workplace error by graduates of the Academy could expose us to legal action.

Many of the pilots that graduate from the Academy are ultimately employed by airlines other than Gulfstream. In the event of an accident caused by one of the graduates of the Academy, it is possible that the Academy could be named as a defendant in any lawsuit that may arise. There can be no assurance that our insurance policy will be adequate to cover the potential losses from any such claims.

Risks Related To Our Common Stock

We do not pay cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the future.

We have never paid cash dividends on our capital stock and do not have current plans to do so. Instead, we will likely retain our future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will likely be your sole source of gain for the foreseeable future.

Our certificate of incorporation and bylaws, and Delaware law contain provisions that could discourage a takeover.

Our certificate of incorporation and bylaws and Delaware law contain provisions that might enable our management to resist a takeover. As described in “Description of Capital Stock — Anti-Takeover Provisions of Delaware Law and Charter Provisions”, these provisions may:

•	discourage, delay or prevent a change in the control of our company or a change in our management;

•	adversely affect the voting power of holders of common stock; and

•	limit the price that investors might be willing to pay in the future for shares of our common stock.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that they may occur, may depress the market price of our common stock.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that substantial sales may be made, could cause the market price of our common stock to decline. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The lock-up agreements delivered by our executive officers, directors and some of our stockholders who beneficially own more than 5% of our common stock provide that Taglich Brothers, Inc., in its sole discretion, may release those parties, at any time or from time to time and without notice, from their obligation not to dispose of shares of common stock for a period of 180 days after the date of this prospectus. Taglich Brothers, Inc. has no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by it to waive those conditions would depend on a number of factors, which may include market conditions, the performance of the common stock in the market and our financial condition at that time.

After this offering, we will have outstanding 3,239,460 shares of common stock, based upon shares of common stock outstanding as of December 4, 2007, which assumes no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. This includes the shares we are selling in this offering, which may be resold in the public market immediately. The remaining 63.0%, or 2,039,460 shares, of our total outstanding shares will become available for resale in the public market as shown in the chart below. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

Number of Shares/%
of Total Outstanding	Date of Availability for Resale into Public Market

1,205,460/37%	90 days after the effective date of this prospectus due to the requirements of the federal securities laws.
834,000/26%	180 days after the date of this prospectus due to an agreement these stockholders have with the underwriters.

However, the underwriters can waive this restriction and allow these stockholders to sell their shares at any time. For a more detailed description, see “Shares Eligible for Future Sale.”

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on our net tangible book value as of September 30, 2007, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by existing stockholders for their shares and you will suffer immediate dilution of approximately $6.50 per share in pro forma net tangible book value. In the past, we have issued warrants to acquire common stock at prices significantly below the initial public offering price. As of December 4, 2007, 46,480 shares of our common stock were issuable upon the exercise of outstanding warrants, at an exercise price of $5.00 per share, and 210,324 shares of common stock were issuable upon exercise of stock options outstanding as of December 4, 2007, at an exercise price of $5.00 per share and up to an additional 139,676 shares of our common stock were reserved for issuance under our Stock Incentive Plan. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution” for a detailed discussion of the dilution new investors will incur in this offering.

We intend to file a registration statement on Form S-8 to register the shares reserved for issuance under our Stock Incentive Plan. The registration statement will become effective when filed, and, subject to applicable lock-up agreements, these shares may be resold without restriction in the public marketplace. See “Shares Eligible For Future Sale.”

Our future operating results may be below securities analysts’ or investors’ expectations, which could cause our stock price to decline.

We may be unable to generate significant revenues or grow at the rate expected by securities analysts or investors. In addition, our costs may be higher than we, securities analysts or investors expect. If we fail to generate sufficient revenues or our costs are higher than we expect, our results of operations will suffer, which in turn could cause our stock price to decline.

Our operating results in any particular period may not be a reliable indication of our future performance. In some future quarters, our operating results may be below the expectations of securities analysts or investors. If this occurs, the price of our common stock will likely decline.

Potential investors could be prohibited from investing, or choose not to invest, in our common stock because we provide services to a company that operates flights to Cuba.

Cuba has been identified as a state sponsor of terrorism by the U.S. Department of State. Some potential investors, including certain state sponsored pension funds or trust funds, may be prohibited from investing, or may choose not to invest, in companies that do business with or in countries designated as sponsors of terrorism. Additionally, unrestricted potential investors may choose not to invest in our common stock based solely or in part on the fact that we provide services to GAC, a company that operates flights to Cuba. The exclusion of such investors may limit the market for shares of our common stock or negatively impact the development of an active trading market for our common stock.

Our common stock has not been publicly traded, and the price of our common stock could fluctuate substantially.

Before this offering, there has been no public market for shares of our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The price of the shares of common stock sold in this offering will not necessarily reflect the market price of the common stock after this offering. The market price for the common stock after this offering will be affected by a number of factors, including:

•	actual or anticipated variations in our results of operations or those of our competitors;

•	changes in earnings estimates or recommendations by securities analysts or our failure to achieve analysts earnings estimates; and

•	developments in our industry.

The liability of our officers and directors is limited.

Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors, officers, employees and agents for damages arising in connection with their actions in such capacities, subject to certain limitations as set forth in the bylaws.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for indemnification.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to, among other things:

•	our business strategy;

•	our value proposition;

•	the market opportunity for our services, including expected demand for our services;

•	information regarding the replacement, deployment, acquisition and financing of certain numbers and types of aircraft, and projected expenses associated therewith;

•	costs of compliance with FAA regulations, Department of Homeland Security regulations and other rules and acts of Congress;

•	the ability to pass taxes, fuel costs, inflation, and various expenses to our customers;

•	certain projected financial obligations;

•	our estimates regarding our capital requirements; and

•	any of our other plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

These statements, in addition to statements made in conjunction with the words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions, are forward-looking statements. These statements relate to future events or our future financial performance and only reflect management’s expectations and estimates. The following is a list of factors, among others, that could cause actual results to differ materially from the forward-looking statements:

•	changing external competitive, business conditions or budgeting in certain market segments and industries;

•	changes in our code share relationships;

•	an increase in competition along the routes we operate;

•	availability and cost of funds for financing new aircraft;

•	unexpected changes in weather conditions;

•	our ability to profitably manage our turbo-prop fleet;

•	adverse reaction and publicity that might result from any accidents;

•	changes in general and/or regional economic conditions;

•	changes in fuel price or fuel supplies;

•	our relationship with employees;

•	the impact of current or future laws;

•	additional terrorist attacks;

•	Congressional investigations and governmental regulations affecting the airline industry and our operations; and

•	consumer unwillingness to incur greater costs for flights.

You should read this prospectus completely and with the understanding that our actual results may be materially different from what we expect. We undertake no duty to update these forward-looking statements after the date of this prospectus, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

Some of the market and industry data and other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources, including the Department of Transportation, the FAA and the Regional Airline Association. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

USE OF PROCEEDS

We estimate the net proceeds from the sale of the shares of common stock we are offering will be approximately $8.4 million. If the underwriters fully exercise the over-allotment option, the net proceeds will be approximately $9.9 million. “Net proceeds” are what we expect to receive after we pay the underwriting discount and other estimated expenses of this offering.

We plan to use approximately $3.3 million of the proceeds to fully redeem our 12% subordinated debentures, which mature on March 14, 2009. The remaining proceeds from this offering will be used for general working capital purposes, which may include the acquisition of additional aircraft or the refinancing of existing aircraft.

Pending our use of the proceeds, we intend to invest the net proceeds of this offering primarily in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

Since our formation, we have not paid cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Additionally, we are party to several agreements that limit our ability to pay dividends. Under our credit facilities, we are prohibited from declaring dividends without the prior consent of our lender. Gulfstream is permitted under its primary aircraft lease agreement to pay dividends only if its average cash position after paying the dividend would equal or exceed $4,000,000 over the prior twelve month period. In addition, in the event that Gulfstream declares a dividend, Gulfstream has an obligation under the warrant held by Continental to pay Continental cash in an amount equal to what Continental would have been entitled to had it exercised its warrant immediately prior to such dividend. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects and other factors that the board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis; and

•	on a pro forma as adjusted basis reflecting the sale of 1,200,000 shares of our common stock at a public offering price of $9.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	September 30, 2007
	Actual	as Adjusted(1)
	(In thousands)

Short term debt, including current portion of long-term debt	$2,152	$2,152

Long-term debt, excluding current portion
Senior Term Debt, net of current portion	6,281	6,281
12% Subordinated Debentures	3,287	—

Total long term debt	9,568	6,281

Stockholders’ equity
Common stock, par value $0.01 per share, shares authorized 15,000,000, issued 2,039,460 actual; 3,239,460 as adjusted	20	32
Additional paid-in capital	7,931	16,355
Common stock warrants	61	61
Retained Earnings	1,865	1,865

Total stockholders’ equity	9,877	18,313

Total Capitalization	$21,597	$26,746

(1)	Adjusted to give effect to this offering and the application of the proceeds, as described in “Use of Proceeds” on page 21.

The table above does not include:

•	180,000 shares of our common stock subject to the underwriters’ over-allotment option;

•	46,480 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2007, at an exercise price of $5.00 per share;

•	210,324 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2007, at an exercise price of $5.00 per share;

•	up to an additional 139,676 shares of our common stock reserved for issuance under our Stock Incentive Plan; and

•	96,000 shares of common stock issuable upon exercise of warrants to be issued to designees of the underwriters in connection with this offering, at an exercise price equal to 120% of the public offering price of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of September 30, 2007 was ($333,071), or ($0.16) per share, based on 2,039,460 shares of common stock outstanding as of September 30, 2007. Historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the actual number of shares of common stock outstanding.

After giving effect to our sale of 1,200,000 shares of common stock offered by this prospectus at a public offering price of $9.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value will be $8,102,929, or $2.50 per share. This represents an immediate increase in pro forma net tangible book value of $2.66 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $6.50 per share to new investors. Dilution in historical net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. The following table illustrates this per share dilution.

Public offering price per share		$9.00
Net tangible book value before this offering	$(0.16)
Increase per share attributable to new investors	2.66

Pro forma net tangible book value per share after this offering		2.50

Dilution per share to new investors		$6.50

If the underwriters exercise their over-allotment option to purchase additional shares in this offering in full, our pro forma net tangible book value after the offering will be $9,593,329, or $2.81 per share, representing an immediate increase in pro forma net tangible book value of $2.97 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $6.19 per share to new investors purchasing shares in this offering.

The following table sets forth, as of September 30, 2007, the number of shares of common stock purchased from us, the total consideration paid and average price per share paid by existing stockholders and by the new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, using a public offering price of $9.00 per share.

					Average
	Shares Purchased		Total Consideration		Price per
	Number	Percent	Amount	Percent	Share

Existing stockholders	2,039,460	63.0%	$8,517,300	44.1%	$4.18
New investors	1,200,000	37.0%	10,800,000	55.9%	$9.00

Total	3,239,460	100.0%	$19,317,300	100.0%	$5.96

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 59.6% and our new investors would own 40.4% of the total number of shares of our common stock outstanding after this offering.

The tables above are based on 2,039,460 shares of common stock issued and outstanding as of December 4, 2007. These tables do not include:

•	180,000 shares of our common stock subject to the underwriters’ over-allotment option;

•	46,480 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007 at an exercise price of $5.00 per share;

•	210,324 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2007, at an exercise price of $5.00 per share;

•	up to an additional 139,676 shares of our common stock reserved for issuance under our Stock Incentive Plan; and

•	96,000 shares of common stock issuable upon exercise of warrants to be issued to designees of the underwriters in connection with this offering, at an exercise price equal to 120% of the public offering price of this offering.

Assuming exercise of all of our outstanding warrants and options but excluding warrants to be issued to designees of the underwriters (which are anti-dilutive), the pro forma net tangible book value per share after this offering and excluding the underwriters’ over-allotment option, would be decreased to $2.32 per share and the dilution per share to new investors would be $6.68 per share, the number of shares purchased by existing stockholders would be increased to 2,296,264, or 65.7% of total shares purchased, and the total consideration would be increased to $9,801,320, or 47.6% of total consideration.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following selected historical and pro forma financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” following this section and our financial statements and related notes included in the back of this prospectus. The results of operations presented herein for all periods subsequent to the acquisition are referred to as the results of operations of the “successor.” As a result of the acquisition, the results of operations of the predecessor are not comparable to the results of operations of the successor.

The following table sets forth selected financial data as of and for the nine-month periods ended September 30, 2006 and 2007 and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. The selected financial data as of and for the nine-month periods ended September 30, 2006 and 2007 and the pro forma year ended December 31, 2006 are unaudited. The selected financial data as of and for the years ended December 31, 2004, 2005, the period from January 1 through March 14, 2006 and the period from March 15, 2006 through December 31, 2006 were derived from the predecessor’s and our audited financial statements. The selected financial data as of and for the years ended December 31, 2002 and 2003 are unaudited. Gulfstream and the Academy, as they existed prior to their acquisition by us, are collectively referred to as the predecessor. The consolidated financial information of Gulfstream, the Academy and us as we existed on and after March 15, 2006 is referred to as the successor. The predecessor audited financial statements as of December 31, 2004 and 2005 and for the period from January 1, 2006 through March 14, 2006 and our audited financial statements as of December 31, 2006 and for the period from March 15, 2006 through December 31, 2006 are included in the back of this prospectus. The historical results are not necessarily indicative of the operating results to be expected in any future period.

The summary financial data for the nine months ended September 30, 2006 and 2007 and the pro forma year ended December 31, 2006 has been adjusted to give effect to the following transactions:

1. The acquisition of Gulfstream and the Academy, which was closed on March 14, 2006, as if it occurred on January 1, 2006.

2. The sale of 1,640,000 shares of common stock issued as part of the financing for the acquisition, which occurred on March 14, 2006, as if it occurred on January 1, 2006.

3. The Company plans on redeeming the $3.32 million subordinated debentures issued as part of the financing of the acquisition with proceeds from the offering. The issuance of 472,262 shares of common stock needed to redeem the subordinated debentures was given effect as if it occurred on January 1, 2006. The number of shares to be issued gives effect to the underwriting discount and estimated other offering costs (approximately $1.97 per share).

				Pro Forma
	Predecessor	Successor	Pro Forma	Successor
	January 1,	March 15,	Nine Months	Nine Months	Percent
	2006 to	2006 to	Ended	Ended	Change
	March 14,	September 30,	September 30,	September 30,	2006 to
	2006	2006	2006	2007	2007
	(In thousands, except per share data)

Revenue	$21,367	$59,200	$80,567	$86,675	7.6%
Operating expenses	19,681	57,019	76,911	83,241	8.2%

Income from operations	1,686	2,181	3,656	3,434	(6.1%)
Non-Operating income and (expense)	(163)	(528)	(425)	(345)	(18.8%)

Income before taxes	1,523	1,653	3,231	3,089	(4.4%)
Provision for income taxes	523	577	1,121	1,172	4.5%

Income before minority interest	1,000	1,076	2,110	1,917	(9.1%)
Minority interest	—	(11)	(11)	—

Net income	$1,000	$1,065	$2,099	$1,917	(8.7%)

				Pro Forma
	Predecessor	Successor	Pro Forma	Successor
	January 1,	March 15,	Nine Months	Nine Months	Percent
	2006 to	2006 to	Ended	Ended	Change
	March 14,	September 30,	September 30,	September 30,	2006 to
	2006	2006	2006	2007	2007
	(In thousands, except per share data)

Net income per share:
Basic		$0.68	$0.82	$0.76	(7.3%)
Diluted		$0.60	$0.75	$0.68	(9.3%)
Shares used in calculating net income per share:
Basic and diluted		1,564,621	2,471,641	2,506,814
Operating Data:
Available seat miles (000’s)(1)			217,504	222,063	2.1%
Revenue passenger miles (000’s)(2)			129,319	133,086	2.9%
Passenger load factor(3)			59.5%	59.9%	0.8%
Average yield per revenue passenger mile(4)			$0.589	$0.610	3.7%
Average passenger fare			$114.77	$120.66	5.1%
Fuel cost per gallon (incl taxes & fees)			$2.21	$2.21

(1)	Passenger seats available multiplied by miles flown.

(2)	The number of revenue miles flown by passengers.

(3)	Revenue passenger miles divided by available seat miles.

(4)	The average amount one passenger pays to fly one mile.

	Predecessor					Successor		Percent Change
					Period	Period
					January	March 15,
					1, 2006 to	2006 to	Pro
	Year Ended December 31,				March 14,	December 31,	Forma	2004 to	2005 to
	2002	2003	2004	2005	2006	2006	2006	2005	2006
	(Unaudited)	(Unaudited)
	(In thousands, except per share data)

Revenue	$59,052	$61,015	$72,337	$92,005	$21,367	$83,690	105,057	27.2%	14.2%
Operating Expenses	62,196	58,681	70,306	90,596	19,681	82,589	102,481	28.9%	13.1%

Income (loss) from operations	(3,144)	2,334	2,031	1,409	1,686	1,101	2,576	(30.6%)	82.8%
Non-Operating Income and (Expense)	(3,124)	(2,414)	(18)	(479)	(163)	(774)	(545)	2561.1%	13.8%
Gain on Extinguishment of Debt	—	36,957	—	—	—	—	—	—	—

Income (loss) before taxes	(6,268)	36,877	2,013	930	1,523	327	2,031	(53.8%)	118.4%
Provision for income taxes	(2,359)	250	170	230	523	137	729	35.3%	217.0%

Income (loss) before minority interest	(3,909)	36,627	1,843	700	1,000	190	1,302	(62.0%)	86.0%
Minority interest	—	—	—	—	—	(5)	(5)	—	—

Net income (loss)	$(3,909)	$36,627	$1,843	$700	$1,000	$185	$1,297	(62.0%)	85.3%

	Predecessor					Successor		Percent Change
					Period	Period
					January	March 15,
					1, 2006 to	2006 to	Pro
	Year Ended December 31,				March 14,	December 31,	Forma	2004 to	2005 to
	2002	2003	2004	2005	2006	2006	2006	2005	2006
	(Unaudited)	(Unaudited)
	(In thousands, except per share data)

Net income per share:
Basic						$0.11	$0.52
Diluted						$0.08	$0.48
Shares used in calculating net income per share
Basic and diluted						1,680,480	2,478,278
Annual Operating Statistics (unaudited):
Available seat miles (000’s)	180,713	180,217	202,662	280,555			290,161	38.4%	3.4%
Revenue passenger miles (000’s)	111,403	105,713	122,852	160,861			168,939	30.9%	5.0%
Passenger load factor	61.6%	58.7%	60.6%	57.3%			58.2%	(5.4%)	1.5%
Average yield per revenue passenger mile	$0.508	$0.535	$0.539	$0.547			$0.583	1.4%	6.7%
Average passenger fare	$86.99	$96.72	$100.27	$105.10			$114.13	4.8%	8.6%
Fuel cost per gallon (incl taxes & fees)	$0.90	$0.99	$1.33	$1.90			$2.18	42.9%	14.7%

	As of December 31,					As of
	Predecessor				Successor	September 30,
	2002	2003	2004	2005	2006	2007
	(unaudited)	(unaudited)
	(In thousands)

Working Capital Deficit	$(21,153)	$(7,004)	$(11,822)	$(5,856)	$(7,742)	$(10,222)
Property and Equipment, net	539	1,113	8,113	9,910	14,542	18,017
Total Assets	11,328	13,129	19,975	23,601	36,980	38,912
Long-Term Debt, net of current portion	28,179	2,566	4,721	7,492	9,523	9,568
Total Stockholders’ Equity (Deficit)	(42,252)	(2,607)	(2,178)	(3,156)	8,020	9,877

	September 30, 2007
	Actual	As Adjusted(1)
	(In thousands)

Cash and cash equivalents	3,268	8,417
Total assets	38,912	44,061
Long-term debt, including current portion	11,721	8,433
Engine return liability, including current portion	3,956	3,956
Total stockholders’ equity	9,877	18,313

(1)	Adjusted to give effect to this offering and the application of the proceeds, as described in “Use of Proceeds” on page 21.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the audited financial statements and the notes to those statements included elsewhere in this prospectus. The discussion and analysis throughout this report contains certain forward-looking terminology such as “believes,” “anticipates,” “will,” and “intends” or comparable terminology. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Potential purchasers of the Company’s securities are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by the cautions and risks described herein. See “Forward-Looking Statements” at the front of this report. You should specifically consider the various risk factors identified in this prospectus that could cause actual results to differ materially from those anticipated in these forward-looking statements.

Overview

The Company operates a scheduled airline, schedule and on-demand charter services and a flight training academy for commercial pilots.

The Company’s most significant market opportunity relates to the fact that it currently operates in and has targeted future expansion in unserved and underserved short haul markets, which is a growing opportunity for two principal reasons. Many smaller markets are being abandoned by major carriers, as they shift their focus increasingly to international markets and away from domestic markets and hubs. In addition, many smaller markets are also being abandoned by regional airlines, as they continue to gravitate toward larger jet aircraft in the 70-100 seat range, and away from smaller turboprop aircraft. As a result, the Company will continue to seek opportunities to grow in the expanding number of smaller underserved or unserved markets that are suitable for its fleet of small-capacity aircraft.

One of the Company’s most significant challenges relates to pilot availability within a very competitive environment. The Academy’s strong reputation for quality instruction assists Gulfstream to compete effectively for pilots by providing a reliable and cost-effective source of pilots and first officers. Other significant challenges and risks relate to securing cost-effective maintenance resources, as the average age of the Company’s aircraft fleet increases, as well as increases and volatility in the price of aircraft fuel, which accounts for 23-24% of our operating expenses.

Each of the Company’s business components is described below.

Airline

We began providing air charter service in 1988, and have provided scheduled passenger service in Florida and the Bahamas since 1990. We signed our first major code share agreement with United Airlines in 1994. In 1997, Gulfstream entered into a cooperative alliance and code share agreement with Continental and has since operated as a Continental Connection carrier. We also have code share agreements with United, Northwest, and Copa Airlines. We estimate that over 60% of our revenue is derived from local “point to point” traffic within Florida and the Bahamas, with connecting traffic from our code-share partners and other carriers destined primarily for the Bahamas making up the balance. Continental is our largest connecting partner, with passengers connecting to and from Continental flights providing approximately 22% of our revenue.

The financial arrangements between regional airlines and their code share partners typically involve either a fixed-fee per departure or revenue pro-rate arrangement. All of our code share agreements provide for pro-rate revenue sharing, while most other publicly traded regional airlines operate either primarily or exclusively under fixed fee agreements.

Under a typical revenue pro-rate agreement, such as those we have in place, the two airlines negotiate a specific proration formula, which allocates a total ticket value between the two carriers, generally based on factors such as weighted mileage, relative published fares or fixed rates per passenger depending on fare class.

In such a revenue sharing arrangement, increased profits are realized as ticket prices and passenger loads increase and, correspondingly, decreased profits are realized as ticket prices and passenger loads decrease.

Revenue generated by the airline is classified in our statement of operations as Airline Passenger Revenue.

Cuba and Other Charter Revenue

Cuba Operations.  Gulfstream Air Charter, Inc. (“GAC”), a related company which is owned by Thomas L. Cooper, operates charter flights between Miami and Havana. GAC is licensed by the Office of Foreign Assets Control of the U.S. Department of the Treasury as a carrier and travel service provider for charter air transportation between designated U.S. and Cuban airports.

Pursuant to a services agreement between Gulfstream and GAC dated August 8, 2003 and amended on March 14, 2006, Gulfstream provides use of its aircraft, flight crews, the Gulfstream name, insurance, and service personnel, including passenger, ground handling, security, and administrative. Gulfstream also maintains the financial records for GAC. Pursuant to the March 14, 2006 amended agreement, Gulfstream receives 75% of the income generated by GAC’s Cuban charter operation. Prior to March 14, 2006, Gulfstream received all of the income generated up to a cumulative total of $1 million, and then 75% thereafter.

Income provided under the service agreement is reported in the statement of operations as Academy, charter and other revenue, and amounted to $888,887 for 2006 and $530,772 for the first nine months of 2007. The Company considered the applicability of FASB Interpretation No. 46 (revised December 2003). Consolidation of Variable Interest Entities, (“FIN 46”) to the accounting by the Company of the services agreement between its wholly-owned subsidiary, GIA, and the Cuba charter business (“Cuba Charter”) operated by GAC. The Company concluded that compliance with the consolidation or disclosure requirements of FIN 46 as it relates to Cuba Charter would not materially impact the consolidated financial statements of the Company. Therefore, the Company concluded that further consideration of FIN 46 was unnecessary. However, the Company will review the applicability of FIN 46 at each reporting period.

In addition to the Cuba revenue described above, our charter revenues are principally derived from on-demand charter services, sub-service flying for other scheduled airlines and a 15-year agreement with a government subcontractor, subject to two-year renewals, to operate daily flights between West Palm Beach and Andros Town, Bahamas. Revenue and related expenses associated with Gulfstream’s charter activity are reported gross as charter revenue and within the appropriate expense category of the Company’s statement of operations.

Academy

The Academy offers training programs for pilots holding commercial multi-engine instrument certifications and at least 190 hours of flying time. Pilots with these ratings are qualified to fly commercial airplanes, but are often unable to find positions with airlines without additional training and flying time. The Academy enhances its students’ career prospects by providing them with the training and experience necessary to obtain pilot positions with commercial airlines.

Traditionally, pilots have worked as flight instructors for up to two years to gain this additional training and flying time. The Academy offers an alternative to this traditional means of gathering additional experience. By enrolling in one of the Academy’s programs, students are able to more quickly accumulate the qualifications demanded by the commercial airlines. The Academy graduates have also experienced a high success rate in completing training at airlines, which translates into cost savings for the airlines.

The Academy enrolled 78 students in 2006, virtually all of whom were hired by airlines after graduation, including those hired by Gulfstream.

The Academy’s training facility in Fort Lauderdale has several ground school classrooms, a series of flight training devices used for procedural training and cockpit familiarization, as well as two non-motion flight simulators, one of which is a Beechcraft 1900. The Academy contracts for full-motion flight simulators at facilities in Atlanta, Georgia and Orlando, Florida, which are needed for full FAA certification of the pilots.

The Academy’s revenues are included as other revenue in our results of operations, and its expenses are included in general and administrative expenses.

Results of Operations

The results of operations presented herein for all periods prior to our acquisition of Gulfstream and the Academy on March 14, 2006 are referred to as the results of operations of the “predecessor.” The results of operations presented herein for all periods subsequent to the acquisition are referred to as the results of operations of the “successor.” Pro forma financial results for the nine months ended September 30, 2006 and the year ended December 31, 2006 include our results for the periods from March 15, 2006 to September 30, 2006 and to December 31, 2006, respectively, combined with the results of our predecessor from January 1, 2006 to March 14, 2006, adjusted to give effect to our March 14, 2006 acquisition as though it had occurred on January 1, 2006. See “Unaudited Pro Forma Financial Statements” at page P-1 for pro forma adjustments and explanations. As a result of the acquisition, the results of operations of the predecessor are not comparable to the results of operations of the successor. Such presentation does not comply with generally accepted accounting principles and is being made solely to explain changes in the results of operations for the periods presented in the financial statements.

Comparative Nine-Month Periods Ended September 30, 2007 and 2006

The following table sets forth the Company’s financial results for the nine-month periods ended September 30, 2007 and 2006.

				Pro Forma
	Predecessor	Successor	Pro Forma	Successor
	January 1,	March 15,	Nine Months	Nine Months	Percent
	2006 to	2006 to	Ended	Ended	Change
	March 14,	September 30,	September 30,	September 30,	2006 to
	2006	2006	2006	2007	2007
	(In thousands)

Revenue
Airline passenger revenue	$20,264	$55,871	$76,135	$81,246	6.7%
Academy, charter and other revenue	1,103	3,329	4,432	5,429	22.5%

Total Revenue	21,367	59,200	80,567	86,675	7.6%

Operating Expenses
Flight operations	2,462	7,189	9,651	11,020	14.2%
Aircraft fuel	4,203	13,535	17,738	18,933	6.7%
Aircraft rental	1,300	3,381	4,681	4,835	3.3%
Maintenance	3,843	11,846	15,689	17,857	13.8%
Passenger service	4,798	12,102	16,900	17,830	5.5%
Promotion & sales	1,561	4,603	6,164	5,977	(3.0%)
General and administrative	1,011	2,483	3,536	3,987	12.8%
Depreciation and amortization	503	1,880	2,552	2,802	9.8%

Total Operating Expenses	19,681	57,019	76,911	83,241	8.2%

Income from operations	1,686	2,181	3,656	3,434	(6.1%)
Non-Operating Income and (Expense)
Interest (expense)	(158)	(713)	(605)	(500)	(17.4%)
Other income (expense)	(5)	185	180	155	(13.9%)

Income before taxes	1,523	1,653	3,231	3,089	(4.4%)
Provision for income taxes	523	577	1,121	1,172	4.5%

Income before minority interest	1,000	1,076	2,110	1,917	(9.1%)
Minority interest	—	(11)	(11)	—	—

Net income	$1,000	$1,065	$2,099	$1,917	(8.7%)

Operating Statistics.  The following table sets forth our major operational statistics and the percentage-of-change for the periods identified below.

				Pro Forma
	Predecessor	Successor	Pro Forma	Successor
	January 1,	March 15,	Nine Months	Nine Months	Percent
	2006 to	2006 to	Ended	Ended	Change
	March 14,	September 30,	September 30,	September 30,	2006 to
	2006	2006	2006	2007	2007

Operating Statistics (unaudited):
Available seat miles (000’s)			217,504	222,063	2.1%
Revenue passenger miles (000’s)			129,319	133,086	2.9%
Revenue passengers carried			663,395	673,365	1.5%
Departures flown			53,486	53,710	0.4%
Passenger load factor			59.5%	59.9%	0.8%
Average yield per revenue passenger mile			$0.589	$0.610	3.7%
Revenue per available seat miles			$0.350	$0.366	4.5%
Operating costs per available seat mile			$0.354	$0.379	7.2%
Average passenger fare			$114.77	$120.66	5.1%
Average passenger trip length (miles)			195	198	1.5%
Aircraft in service (end of period)			34	34	0.0%
Fuel cost per gallon (incl taxes & fees)			$2.21	$2.21	0.0%

Net Income.  The Company’s consolidated net income for the nine months ended September 30, 2007 was $1.9 million compared to net income of $2.1 million for the same period of 2006. Factors relating to the change in net income are discussed below.

Operating Income.  The following table identifies the respective operating profit contribution from each of our operating components.

				Pro Forma
	Predecessor	Successor	Pro Forma	Successor
	January 1,	March 15,	Nine Months	Nine Months	Percent
	2006 to	2006 to	Ended	Ended	Change
	March 14,	September 30,	September 30,	September 30,	2006 to
	2006	2006	2006	2007	2007
	(In thousands)

Airline and charter	$1,877	$3,467	$5,175	$6,326	22.2%
Academy	219	160	379	1	(99.7%)
Cuba charter, net	172	556	728	531	(27.1%)

Total earnings from operations	2,268	4,183	6,282	6,858	9.2%
General and administrative	(582)	(2,002)	(2,626)	(3,424)	30.4%

Income from operations	$1,686	$2,181	$3,656	$3,434	(6.1%)

Consolidated operating income for the nine months ended September 30, 2007 was $3.4 million compared to $3.7 million for the same period of 2006. The decrease in operating income was primarily the result of reduced profits from the Academy and Cuban charter, and increased general and administrative expenses, partially offset by increased operating income from our airline operations. The increase in operating income in our airline operations was due to higher passenger fares and the addition of new charter operations, offset by increased expenses for flight operations and maintenance.

Operating Revenues.  Consolidated revenues increased to $86.7 million for the nine months ended September 30, 2007 from $80.6 million for the same period of 2006. This represented an increase of 7.5%

over the prior year. The following table identifies the respective revenue contribution from each of our operating components.

				Pro Forma
	Predecessor	Successor	Pro Forma	Successor
	January 1,	March 15,	Nine Months	Nine Months	Percent
	2006 to	2006 to	Ended	Ended	Change
	March 14,	September 30,	September 30,	September 30,	2006 to
	2006	2006	2006	2007	2007
	(In thousands)

Revenue
Airline passenger revenue	$20,264	$55,871	$76,135	$81,246	6.7%
Charter and other revenue	283	2,132	2,415	4,334	79.5%
Cuba charter, net	172	556	728	531	(27.1%)
Academy	906	1,703	2,609	2,786	6.8%
Intercompany revenue elimination	(258)	(1,062)	(1,320)	(2,221)	(68.3%)

Total Revenue	$21,367	$59,200	$80,567	$86,145	6.9%

Airline Passenger Revenue.  Passenger revenue increased 6.7% to $81.2 million for the nine months ended September 30, 2007 from $76.1 million for the same period of 2006. This increase was primarily driven by a 3.7% increase in yield per revenue passenger mile and an increase of 2.1% in available seat miles. The increase in yield per revenue passenger mile reflected an industry-wide improvement in the pricing environment, which we believe was largely in response to substantially higher fuel prices.

Charter, Cuba Operations and Other Revenue.  Revenues from charter, Cuba operations and other operations increased 54.8% to $4.9 million for the nine months ended September 30, 2007 from $3.1 million for the same period of 2006 due principally to our commencement of a new charter service for a government subcontractor. Under our agreement with this subcontractor, we operate approximately two daily round-trip flights between West Palm Beach and Andros Town, Bahamas with two B1900Ds we have leased to support the operation. We initiated service under this contract in June 2006, and this contract generated $1.0 million of incremental charter revenue through September 2007 compared to the same period last year.

Academy Revenue.  Revenue from the Academy increased 6.8% to $2.8 million for the nine months ended September 30, 2007 from $2.6 million for the same period last year. The year-over-year revenue increase marks a turn-around from revenue declines experienced for the past eighteen months. These declines began in late 2005 as reductions in minimum flight hours required for pilot applicants by several regional airlines made pilot applicant recruiting more difficult, and the sales and marketing activities within the Academy were reduced. In January 2006, a former salesman of the Academy formed a business that the Company believes competes directly with the Academy for student pilots. Thereafter, the former President of the Academy resigned his position and the Company believes he became affiliated with the alleged competing business. As a result, enrollment at the Academy declined significantly throughout 2006 and continued during the first quarter of 2007. The Academy has initiated a lawsuit against these former employees, alleging violation of non-competition and fiduciary obligations. The defendants, including the Academy’s former President, subsequently filed a counterclaim against the Academy based upon lost earnings and breach of contract.

Airline Operating Expenses.  The following table presents Gulfstream Airline operating expenses for the nine-month periods ended September 30, 2007 and 2006:

	Predecessor	Successor
	January 1,	March 15,	Pro Forma		Percentage of Airline Revenue		Percent
	2006 to	2006 to	Nine Months Ended		Nine Months Ended		Change
	March 14,	September 30,	September 30,		September 30,		2006 to
	2006	2006	2006	2007	2006	2007	2007
	(In thousands)

Flight operations	$2,462	$7,189	$9,651	$11,020	12.7%	13.6%	14.2%
Aircraft fuel	4,203	13,535	17,738	18,933	23.3%	23.3%	6.7%
Aircraft rental	1,300	3,381	4,681	4,835	6.1%	6.0%	3.3%
Maintenance	3,843	11,846	15,689	17,857	20.6%	22.0%	13.8%
Passenger service	4,798	12,102	16,900	17,830	22.2%	21.9%	5.5%
Promotion & sales	1,561	4,603	6,164	5,977	8.1%	7.3%	(3.0%)
Depreciation and amortization	503	1,880	2,552	2,802	3.4%	3.4%	9.8%

	$18,670	$54,536	$73,375	$79,254	96.4%	97.5%	8.0%

Flight Operations.  Major components of flight operations expense include salaries for pilots, instructors, flight attendants and other operations personnel. Flight operations expenses increased to $11.0 million, or 13.6% of airline revenue, for the nine months ended September 30, 2007 from $9.7 million, or 12.7% of airline passenger revenue, for the same period last year. The increase in flight operations expenses as a percentage of airline revenue was primarily due to increased salaries and wages, which increased to 9.3% of airline revenue during the first nine months of 2007 compared to 8.5% for the same period in 2006.

Salaries and wages were higher in 2007 due to several factors: the year-over-year impact of a new collective bargaining agreement in the second quarter of 2006; recent inefficient flight schedules combined with maintenance related delays and cancellations, which led to a decrease in the efficiency of our flight crews during the second quarter of 2007, our peak seasonal period; and overtime, training and related costs resulting from increased pilot attrition.

We have recently improved the efficiency of our flight schedules. We have also overlapped the June 2006 anniversary of the collective bargaining related pay increases. As a result, year-over-year increases in our flight operations expenses as a percentage of revenue lessened significantly beginning in the second half of 2007.

Aircraft Fuel.  Aircraft fuel expenses increased to $18.9 million for the nine months ended September 30, 2007 from $17.7 million for the same period last year, principally due to an increase in aircraft hours flown.

Aircraft Rent.  Aircraft rent is related to the lease costs associated with the rental of our 27 B-1900D aircraft. Aircraft rent expense increased as the result of leasing two additional B-1900D aircraft, offset by the absorption of aircraft rent expense within charter operations as a result of increased charter flying. The improvement as a percent of airline revenue reflects the fixed nature of this expense in the context of the improving revenue environment that existed during the first nine months of 2007.

Maintenance and repairs expense.  Major components of maintenance and repairs expense include salaries and wages, materials and expenses incurred from third party service providers required to maintain our aircraft. Maintenance increased to $17.9 million, or 22.0% of airline revenue, for the nine months ended September 30, 2007 from $15.7 million, or 20.6% of airline revenue for the same period last year. Total maintenance cost per flight hour increased by 9.0% to $363 in 2007 from $333 in 2006. The Company has increased compensation rates to improve retention of maintenance personnel, increased the number of maintenance personnel, and opened a new maintenance facility in West Palm Beach, Florida, to ensure continued fleet reliability.

Passenger Service.  Major components of passenger service expense include ground handling services, airport counter and gate rentals, wages paid to our airport employees, passenger liability insurance, security and miscellaneous passenger-related expenses. Passenger service expense increased 5.5% to $17.8 million, or 21.9% of airline revenue, for the nine months ended September 30, 2007 from $16.9 million, or 22.2% of airline revenue, for the same period last year. Decreased passenger service expense as a percentage of airline revenue was due to the leveraging effect on our expenses that resulted from capacity additions and increases in revenue yield during the nine months ended September 30, 2007.

Promotion and Sales.  Major components of promotion and sales expense include credit card commissions, travel agent commissions and reservation system fees. Promotion and sales expense decreased 3.0% to $6.0 million for the nine months ended September 30, 2007 from $6.2 million for the same period last year. Promotion and sales expense decreased as a percentage of airline revenue to 7.4% for the nine months ended September 30, 2007 from 8.1% of airline revenue for the same period last year. Most of this improvement as a percentage of airline revenue was due to the impact of higher average fares.

Depreciation and amortization expense.  Depreciation and amortization expense increased 9.8% to $2.8 million for the nine months ended September 30, 2007 from $2.6 million for the same period last year. The increase in the first nine months of 2007 was due primarily to the additional depreciation resulting from the increased cost of engine overhaul events related to our owned EMB-120 aircraft. The increased cost of the engine overhauls are depreciated based on actual engine hours flown.

General and Administrative and Academy Operating Expense.  Our consolidated general and administrative expenses include the expenses of the Academy, as set forth in the following table.

				Pro Forma
	Predecessor	Successor	Pro Forma	Successor
	January 1,	March 15,	Nine Months	Nine Months	Percent
	2006 to	2006 to	Ended	Ended	Change
	March 14,	September 30,	September 30,	September 30,	2006 to
	2006	2006	2006	2007	2007
	(In thousands)

General and administrative expense	$582	$2,002	$2,626	$2,794	6.4%
Academy operating expense	687	1,543	2,230	2,785	24.9%
Intercompany expense elimination	(258)	(1,062)	(1,320)	(1,591)	(20.5%)

Total general and administrative	$1,011	$2,483	$3,536	$3,987	12.8%

General and administrative expenses, excluding Academy expenses, increased to $2.8 million for the nine months ended September 30, 2007 from $2.6 million for the same period last year. Most of the increase in the first nine months of 2007 was attributable to corporate expenses related to the acquisition of the predecessor companies in March 2006, including consulting expenses, board of directors fees and share-based compensation expense.

Academy expenses increased to $2.8 million for the nine months ended September 30, 2007 from $2.2 million for the same period last year. Almost half of this increase was due to fixed rentals of flight simulators to expand our training capability. The remainder was primarily due to increased advertising expenses incurred to reinvigorate our business growth, which was significantly impacted by the resignation of the former President of the Academy and certain sales personnel in late 2005 and early 2006.

Non-Operating Income and Expense.  Pro forma interest expense decreased to $500,000 for the nine months ended September 30, 2007 from $605,000 for the same period last year. Interest expense associated with the 12% subordinated debentures of $3.32 million was excluded from interest expense for both periods by pro forma adjustments to give retroactive effect to the intended repayment of the subordinated debentures from proceeds of this offering. Interest expense and related debt discount and issue costs related to the subordinated debentures that was reversed for pro forma purposes for the nine months ended September 30,

2006 and 2007 amounted to $266,000 and $383,000, respectively. Excluding these pro forma adjustments, interest expense for the nine months ended September 30, 2006 and 2007 was $871,000 and $883,000, respectively.

Income Taxes.  The effective income tax rate for the nine months ended September 30, 2007 was 37.9% compared to 34.7% for the same period in 2006. The lower effective income tax rate for the nine months ended September 30, 2006 was due primarily to the fact that the Academy was an S corporation prior to its acquisition on March 14, 2006 and not subject to corporate income taxes.

Comparative Years Ended December 31, 2006, 2005 and 2004

The following table sets forth the Company’s financial results for the years 2006, 2005 and 2004.

	Predecessor			Successor	Pro Forma	Percent Change
			Period
			January 1,
			2006 to	Year Ended	Year Ended
	Year Ended December 31,		March 14,	December 31,	December 31,	2004 to	2005 to
	2004	2005	2006	2006	2006	2005	2006
	(In thousands)

Revenue
Airline passenger revenue	$66,274	$87,983	$20,264	$78,290	$98,554	32.8%	12.0%
Academy, charter and other revenue	6,063	4,022	1,103	5,400	6,503	(33.7)%	61.7%

Total Revenue	72,337	92,005	21,367	83,690	105,057	27.2%	14.2%

Operating Expenses
Flight operations	8,881	11,169	2,462	10,727	13,189	25.8%	18.1%
Aircraft fuel	11,115	20,544	4,203	19,356	23,559	84.8%	14.7%
Aircraft rent	6,470	6,827	1,300	4,891	6.191	5.5%	(9.3)%
Maintenance	14,668	17,220	3,843	17,394	21,237	17.4%	23.3%
Passenger service	16,597	20,390	4,798	17,373	22,171	22.9%	8.7%
Promotion & sales	6,434	7,530	1,561	6,359	7,920	17.0%	5.2%
General and administrative	5,656	4,561	1,011	3,763	4,816	(19.4)%	5.6%
Depreciation and amortization	485	2,355	503	2,726	3,398	385.6%	44.3%

Total Operating Expenses	70,306	90,596	19,681	82,589	102,481	28.9%	13.1%

Income from operations	2,031	1,409	1,686	1,101	2,576	30.6%	82.8%
Non-Operating Income and(Expense)
Interest expense	(153)	(699)	(158)	(954)	(720)	356.9%	3.0%
Other income	135	220	(5)	180	175	63.0%	(20.5)%

Income before taxes	2,013	930	1,523	327	2,031	(53.8)%	118.4%
Provision for income taxes	170	230	523	137	729	35.3%	217.0%

Income before minority interest	1,843	700	1,000	190	1,302	(62.0)%	86.0%
Minority interest	—	—	—	(5)	(5)	—	—

Net income	$1,843	$700	$1,000	$185	$1,297	(62.0)%	85.3%

Operating Statistics.  The following table sets forth our major operational statistics and the percentage-of-change for the years identified below.

	Predecessor			Successor	Pro Forma	Percent Change
			Period
			January 1,
			2006 to	Year Ended	Year Ended
	Year Ended December 31,		March 14,	December 31,	December 31,	2004 to	2005 to
	2004	2005	2006	2006	2006	2005	2006

Annual Operating Statistics (unaudited, scheduled service only):
Available seat miles (000’s)	202,662	280,555			290,161	38.4%	3.4%
Revenue passenger miles (000’s)	122,852	160,861			168,939	30.9%	5.0%
Revenue passengers carried	660,956	837,111			863,556	26.7%	3.2%
Departures flown	57,725	69,928			70,922	21.1%	1.4%
Passenger load factor	60.6%	57.3%			58.2%	(5.4)%	1.5%
Average yield per revenue passenger mile	$0.539	$0.547			$0.583	1.4%	6.7%
Revenue per available seat miles	$0.327	$0.314			$0.340	(4.1)%	8.3%
Operating costs per available seat mile	$0.329	$0.314			$0.341	(4.4)%	8.5%
Average passenger fare	$100.27	$105.10			$114.13	4.8%	8.6%
Average passenger trip length (miles)	186	192			196	3.4%	1.8%
Aircraft in service (end of period)	26	32			34	23.1%	6.3%
Fuel cost per gallon (incl taxes & fees)	$1.33	$1.90			$2.18	42.9%	14.7%

Net Income.  The Company’s consolidated net income for the year ended December 31, 2006 was $1.3 million compared to $700,000 for 2005 and $1.8 million for 2004. Factors relating to the changes in net income are discussed below.

Operating Income.  Consolidated operating income for 2006 was $2.6 million compared to $1.4 million for 2005 and $2.0 million for 2004. The most significant factor contributing to the increase in 2006 was improved results from our airline and charter operations. The improvement in our airline operations was attributable to the maturation of capacity additions introduced in 2005, which more than offset a significant increase in the price of jet fuel. The decrease in operating income in 2005 was primarily the result of reduced profits from the Academy, which we were unable to offset by improvements at the airline. The following table identifies the respective operating profit contribution from each of our operating components.

	Predecessor			Successor	Pro Forma	Percent Change
			Period
			January 1,
			2006 to	Year Ended	Year Ended
	Year Ended December 31,		March 14,	December 31,	December 31,	2004 to	2005 to
	2004	2005	2006	2006	2006	2005	2006
	(In thousands)

Airline and charter	$2,566	$3,140	$1,877	$2,609	$4,317	22.4%	37.4%
Academy	1,514	495	219	270	489	(67.3)%	(1.2)%
Cuba charter, net	382	432	172	717	889	13.1%	105.8%

Total earnings from operations	4,462	4,067	2,268	3,596	5,695	(8.8)%	40.0%
General and administrative	(2,431)	(2,658)	(582)	(2,495)	(3,119)	9.3%	17.3%

Income from operations	$2,031	$1,409	$1,686	$1,101	$2,576	(30.6)%	82.7%

Operating Revenues.  The Company has grown rapidly in recent years by adding additional, principally larger-capacity, aircraft to service new destinations in both Florida and the Bahamas and by increasing frequency through additional flights to its existing destinations. Consolidated revenues increased to $105.1 million in 2006 from $92.0 million in 2005 and from $72.3 million in 2004. This represented increases of 14.2% and 27.2% over the prior year for each of 2006 and 2005, respectively. The following table identifies the respective revenue contribution from each of our operating components.

	Predecessor			Successor	Pro Forma	Percent Change
			Period
			January 1,	Year	Year
			2006 to	Ended	Ended
	Year Ended December 31,		March 14,	December 31,	December 31,	2004 to	2005 to
	2004	2005	2006	2006	2006	2005	2006
	(In thousands)

Revenue
Airline passenger revenue	$66,274	$87,983	$20,264	$78,290	$98,554	32.8%	12.0%
Charter and other revenue	942	1,193	283	3,145	3,428	26.6%	187.3%
Cuba charter, net	382	432	172	717	889	13.1%	105.8%
Academy	6,593	5,007	906	2,727	3,633	(24.1)%	(27.4)%
Intercompany revenue elimination	(1,854)	(2,610)	(258)	(1,189)	(1,447)	40.8%	(44.6%)

Total Revenue	$72,337	$92,005	$21,367	$83,690	$105,057	27.2%	14.2%

Airline Passenger Revenue.  Passenger revenue increased 12.0% to $98.6 million in 2006 from $88.0 million in 2005. This increase was primarily driven by an increase of almost one percentage point in our passenger load factor, a 6.7% increase in yield per revenue passenger mile and a modest increase of 3.4% in available seat miles. The increase in passenger load factor was largely due to increased recognition and utilization in new markets we established in the previous year. The increase in yield per revenue passenger mile reflected an industry-wide improvement in the pricing environment, which we believe was largely in response to substantially higher fuel prices.

Passenger revenue increased 32.8% to $88.0 million in 2005 from $66.3 million in 2004. This increase was primarily attributable to a 38.4% increase in available seat miles, resulting from our acquisition in late 2004 and early 2005 of eleven aircraft, seven of which were higher-capacity 30-seat EMB-120s. The additional aircraft allowed us to add destinations and increase frequency of flights to existing destinations. As capacity increased, we did not realize a commensurate increase in passenger revenue despite an increase in our average fare, because capacity utilization, or passenger load factor, declined to 57.3% in 2005 from 60.6% in 2004. We believe this decline was due to the time required to fully utilize our expanded capacity.

Charter, Cuba Operations and Other Revenue.  Revenues from general charter, Cuba operations and other operations increased 166.3% to $4.3 million in 2006 from $1.6 million in 2005 due principally to our commencement of a new charter service for a government subcontractor and growth in our Cuba charter operations. Between the time of its inception in June 2006 and the end of the year, this contract generated $1.2 million of incremental charter revenue. Other charter and other revenues increased 22.7% to $1.6 million in 2005 from $1.3 million in 2004 due to an increased number of charter flights operated. During 2006, charter revenue from the Cuban charter operation, net of expenses, increased to $889,000 compared to $432,000 in 2005. This increase was primarily due to our operation of additional flights and use of higher-capacity aircraft.

Academy Revenue.  Revenue declined to $3.6 million in 2006 from $5.0 million in 2005 and from $6.6 million in 2004. This represented decreases of 27.4% and 24.1% for 2006 and 2005, respectively, compared to the prior years. The decline in 2005 was primarily due to the termination of our Fast-Track Captain program, whereby a student could complete all FAA requirements and become a captain in an abbreviated time. We discontinued this program after determining that it could conflict with our collective bargaining agreement with our pilots. The decline continued in 2006 after the former President of the

Academy and certain sales personnel resigned their positions and formed a new company that competed directly with the Academy for student pilots. As a result, enrollment at the Academy declined significantly.

Airline Operating Expenses.  The following table presents Gulfstream’s operating expenses for the years ended December 2006, 2005 and 2004:

	Annual Operating Costs			Percentage of Airline Revenue			Percentage Change
	2004	2005	2006	2004	2005	2006	2004 to 2005	2005 to 2006
	(In thousands)

Flight operations	$8,881	$11,169	$13,189	13.4%	12.7%	13.4%	25.8%	18.1%
Aircraft fuel	11,115	20,544	23,559	16.8%	23.3%	23.9%	84.8%	14.7%
Aircraft rent	6,470	6,827	6,191	9.8%	7.8%	6.3%	5.5%	(9.3)%
Maintenance	14,668	17,220	21,237	22.1%	19.6%	21.5%	17.4%	23.3%
Passenger service	16,597	20,390	22,171	25.0%	23.2%	22.5%	22.9%	8.7%
Promotion & sales	6,434	7,530	7,920	9.7%	8.6%	8.0%	17.0%	5.2%
Depreciation and amortization	485	2,355	3,398	0.7%	2.7%	3.4%	385.6%	44.3%

Total	$64,650	86,035	$97,665	97.5%	97.8%	99.1%	33.1%	13.5%

Flight Operations.  Flight operations expenses increased to $13.2 million in 2006 from $11.2 million in 2005 and $8.9 million in 2004. This represented increases of 18.1% and 25.8% over the prior year for each of 2006 and 2005, respectively. During the same periods, airline revenue increased by 12.0% and 32.8%. As a result, flight operations expense as a percent of airline revenue declined from 13.4% in 2004 to 12.7% in 2005. This improvement occurred principally as a result of the addition of larger, 30-seat aircraft, which generate a higher amount of revenue per flight hour. Flight operations expense as a percent of airline revenue increased to 13.4% in 2006 as the result of a new collective bargaining agreement in the second quarter of 2006.

Aircraft Fuel.  Fuel costs have increased during the past three years from $1.33 per gallon in 2004 to $1.89 per gallon in 2005 and to $2.18 per gallon in 2006. As a result, fuel costs have increased as a percent of airline revenue from 16.8% in 2004 to 23.3% in 2005 and to 23.9% in 2006.

Aircraft Rent.  Aircraft rent increased 5.5% from 2004 to 2005 as a result of leasing additional B-1900D aircraft. Aircraft rent was lower in 2006 due to the renegotiation of lease rates with the Company’s principal aircraft lessor. As a percentage of revenue, aircraft rent decreased from 9.8% in 2004 to 6.3% in 2006, primarily due to the addition of our fleet of seven EMB-120 aircraft which were purchased, rather than leased.

Maintenance and repairs expense.  Maintenance increased to $21.2 million in 2006 from $17.2 million in 2005 and $14.7 million in 2004. This represented increases of 23.3% and 17.4% over the prior year for each of 2006 and 2005, respectively. Total maintenance cost per flight hour decreased from $294 in 2004 to $275 in 2005 and increased to $329 in 2006.

During 2006, our maintenance costs increased as a result of a new Beechcraft 1900D engine overhaul contract requiring higher hourly payments, increased materials costs for our EMB-120 fleet, expenses required to comply with an EMB-120 airworthiness directive and higher hourly labor rates. The reduction in hourly cost in 2005 was principally due to a substantial increase in the number of hours flown from recently acquired aircraft and the effect of slower growth in fixed costs relative to the increase in flight hours.

Passenger Service.  Passenger service expense increased 8.7% to $22.2 million in 2006 from $20.4 million in 2005 and 4.8% on a per-departure basis for the same period. This increase was largely attributable to an increase in expenses for airport rentals at certain airports, as well as an overall increase in wage rates provided to our airport employees. These increases were offset by a reduction in our rates for passenger liability insurance, interrupted trip expenses and the leveraging effect on certain fixed expenses that resulted from capacity additions and increases in revenue yield over the past two years.

Passenger service expense increased 22.9% to $20.4 million in 2005 from $16.6 million and 1.4% on a per-departure basis for the same period. The increase in expenses was primarily attributable to the higher level of capacity in 2005 and, to a lesser extent, the impact of adding larger aircraft to our fleet.

Promotion and Sales.  Promotion and sales expense increased to $7.9 million in 2006 from $7.5 million in 2005 and from $6.4 million in 2004. This represented increases of 5.2% and 17.0% for 2006 and 2005, respectively, compared to the prior years. Promotion and sales expense declined as a percent of airline revenue from 9.7% in 2004 to 8.6% and 8.0% in 2005 and 2006, respectively. Most of this improvement has resulted from favorable trends in marketing and distribution costs as well as the impact of higher average fares.

Depreciation and amortization expense.  Depreciation and amortization expense increased to $3.2 million in 2006 from $2.4 million in 2005 and $0.5 million in 2004. This represented increases of 37.1% and 385.6% over the prior year for each of 2006 and 2005, respectively. The increase in both 2005 and 2006 was primarily due to the purchase of seven EMB-120 aircraft in late 2004 and early 2005. The increase in 2006 was also due to the additional depreciation resulting from both the $4.7 million valuation increase attributable to those aircraft and increased amortization of intangible assets resulting from the purchase price allocation related to our acquisition of Gulfstream and the Academy in March 2006.

General and Administrative and Academy Operating Expense.  Our consolidated general and administrative expenses include the expenses of the Academy, as set forth in the following table.

	Predecessor
			Period	Successor	Pro Forma	Percent Change
			January 1,	Year	Year
			2006 to	Ended	Ended
	Year Ended December 31,		March 14,	December 31,	December 31,	2004 to	2005 to
	2004	2005	2006	2006	2006	2005	2006
	(In thousands)

General and administrative expenses	$2,431	$2,658	$582	$2,494	$3,119	9.3%	15.7%
Academy expenses	5,079	4,512	687	2,457	3,144	(11.2)%	(30.3)%
Intercompany elimination	(1,854)	(2,609)	(258)	(1,188)	(1,447)	40.7%	(44.6)%

Consolidated general and administrative	$5,656	$4,561	$1,011	$3,763	$4,816	(19.4)%	5.6%

General and administrative expenses, excluding Academy expenses, increased to $3.1 million in 2006 from $2.7 million in 2005 and from $2.4 million in 2004. This represented increases of 15.7% and 9.3% over the prior year for each of 2006 and 2005, respectively.

Most of the increase in 2006 was attributable to corporate expenses related to the acquisition of the predecessor companies in March 2006, including consulting expenses, board of directors fees and share-based compensation expense.

General and administrative expenses as a percentage of total revenue, excluding Academy expenses, declined to 2.9% in 2005 from 3.4% in 2004, while total revenue increased 27.2% from 2004 to 2005. The decline in general and administrative expenses as a percentage of total revenue for 2005 reflects the beneficial leveraging effect of rapid revenue growth combined with the fixed nature of many of our general and administrative expenses.

Academy expenses declined to $3.1 million in 2006 from $4.5 million in 2005 and from $5.1 million in 2004. This represented decreases of 30.3% and 11.2% for 2006 and 2005, respectively, compared to the prior years. These decreases were due to and consistent with Academy revenue declines in both years of 27.4% and 24.1% in 2006 and 2005, respectively, when compared to the respective prior years. The reasons for the revenue declines were discussed above. Because a high percentage of the expenses of the Academy are variable, total expenses tend to decrease proportionately with significant changes in revenue.

Non-Operating Income and Expense.  Interest expense increased from $153,000 in 2004 to $699,000 in 2005 and $720,000 in 2006. These increases were due to debt incurred in 2005 to finance our new fleet of seven Embraer EMB-120s.

Income Taxes.  The effective income tax rate was 8.4% in 2004, 24.7% in 2005 and 35.9% in 2006. The lower effective rates in 2004 and 2005 were primarily due to the fact that the Academy was an S corporation prior to its acquisition on March 14, 2006 and not subject to corporate income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets consist of cash as well as short term investments. Our primary uses of cash are for working capital, capital expenditures and general corporate purposes. We rely primarily on operating cash flows to fund our cash requirements. We also have a $750,000 line of credit, which was fully accessed as of September 30, 2007. We believe we have sufficient cash to fund our operations for the next twelve months.

As of September 30, 2007, our cash and cash equivalents balance was $3.3 million and we had a negative working capital of $10.2 million. Our business is quite seasonal, and our cash and cash equivalents and working capital positions are typically at their lowest levels between September and March of each year.

The following table summarizes key cash flow information for the nine months ended September 30, 2006 and 2007, respectively:

	Predecessor	Successor	Pro Forma	Successor
	Period from	Period from	Nine Months	Nine Months
	January 1	March 15	Ended	Ended
	to March 14,	to September 30,	September 30,	September 30,
	2006	2006	2006	2007
	(In thousands)

Cash Flow Data:
Cash Flow Provided by (used in):
Operating Activities	$(447)	$6,178	$5,731	$5,191
Investing Activities	(971)	(9,872)	(10,843)	(4,874)
Financing Activities	(251)	8,983	8,732	(192)

Net increase (decrease) in cash and cash equivalents	$(1,669)	$5,289	$3,620	$125

Operating activities.  Cash provided by operating activities was $5.2 million for the nine months ended September 30, 2007 compared to $5.7 million in 2006. The decrease in the first nine months of 2007 was primarily due to $1.6 million of payments associated with the engine return liability, an increase in expendable parts, and an increase in other assets.

Investing activities.  Cash used in investing activities was $4.9 million for the nine months ended September 30, 2007 compared to $10.8 million for the nine months ended September 30, 2006. Cash used in investing activities during the first nine months of 2007 primarily consisted of capital expenditures related to the purchase of equipment for our airline business. The cash used in investing activities in the first nine months of 2006 primarily represented the acquisition of the predecessors on March 14, 2006 totaling $8.8 million, and $1.1 million for capital expenditures.

Financing activities.  Cash provided by (used in) financing activities was ($192,000) for the nine months ended September 30, 2007 compared to $8.7 million for the nine months ended September 30, 2006. Cash used in financing activities for the first nine months of 2007 was due to repayments of debt, offset by accessing our revolving credit line in the amount of $750,000. Cash provided by financing activities for the first nine months of 2006 included the issuance of common stock and subordinated debentures totaling $10.9 million to finance the acquisition of the predecessor companies, offset by repayments of debt and payment of loan fees.

As of December 31, 2006, our cash and cash equivalents balance was $3.1 million and we had negative working capital of $7.7 million.

The following table summarizes key cash flow information for the comparative years ended December 31, 2004, 2005 and 2006, respectively:

	Predecessor			Successor	Pro Forma
			Period from
			January 1,to	Year Ended
	Year Ended December 31,		March 14,	December 31,	Full Year
	2004	2005	2006	2006	2006
	(In thousands)

Cash Flow Data:
Cash Flow Provided by (used in):
Operating Activities	$5,120	$4,227	$(447)	$5,125	$4,678
Investing Activities	(1,949)	(1,434)	(971)	(10,758)	(11,729)
Financing Activities	(2,846)	(1,802)	(251)	8,777	8,526

Net increase (decrease) in cash and cash equivalents	$325	$991	$(1,669)	$3,144	$1,475

Operating activities.  Cash provided by operating activities increased to $4.7 million for the year ended December 31, 2006 compared to $4.2 million in 2005. The increase was primarily due to higher income before non cash charges in 2006.

Investing activities.  Cash used in investing activities was $11.7 million for 2006 compared to $1.4 million in 2005 and $1.9 million in 2004. The significant increase in cash used in investing activities in 2006 represented the acquisition of the predecessors on March 14, 2006. Cash used in investing activities during 2004 and 2005 primarily consisted of capital expenditures related to the purchase of equipment for our airline business.

Financing activities.  Cash provided by financing activities was $8.5 million for 2006 that included the issuance of common stock and subordinated debentures for a total of $10.9 million to finance the acquisition of the predecessor companies, offset by repayments of debt and payment of loan fees. Cash used in financing activities in 2004 and 2005 were comprised mostly of repayments of debt, payment of loan fees, dividend payments and the re-acquisition from a third-party vendor of warrants to purchase common stock of GIA.

Debt and Other Contractual Obligations

We maintain a $750,000 revolving line of credit from Wachovia Bank, N.A., that expires on October 31, 2008, to fund our cash requirements during our weakest seasonal period, which typically occurs between August and December each year. As of September 30, 2007, we accessed this line of credit for a total amount of $750,000. Recently, we estimated that if the net proceeds anticipated by this offering were not available to us by approximately November 15, 2007, we would be required to secure additional short-term financing to cover our additional cash requirements during this seasonally weak period. The estimated cash flow shortfall was expected to be short-lived and was driven primarily by recent capital expenditures associated with upgrading and refurbishing an eighth EMB-120 aircraft we recently purchased. The estimated cash flow projections proved to be conservative, and we no longer believe that additional short-term financing will be required. Borrowings under the Wachovia credit line bear interest at a rate of LIBOR + 2.75%, which was 8.08% at December 31, 2006. There were no borrowings under this line as of December 31, 2006. Our revolving credit agreement with Wachovia Bank, N.A. requires that we maintain a debt to EBITDA ratio of not more than 3.00 to 1.00, and that we maintain our primary depository account with Wachovia Bank, N.A. The Company was in compliance with its financial covenants as of October 31, 2007. For purposes of this loan agreement, EBITDA is defined as the sum of earnings before interest, taxes, depreciation and amortization.

In December 2005, we entered into a term loan agreement with Irwin Union Bank pursuant to which we borrowed $8.6 million to refinance our fleet of seven EMB-120 aircraft, which we originally financed from the seller, Atlantic Southeast Airlines, Inc. (a subsidiary of SkyWest, Inc.). This term loan bears interest at 6.95% per annum, and is payable in 59 equal installments of principal and interest totaling $145,488 per month, with a balloon payment of $1.88 million due in December 2010. The principal balance of this term loan was $7.5 million at December 31, 2006. The term loan is secured by our EMB-120 fleet and is guaranteed by SkyWest, Inc. The term loan agreement requires that we maintain a ratio of greater than 1.00 to 1.00 of: (1) the sum of each of the four previous calendar quarters’ earnings before depreciation, interest, and operating lease expense, to (2) the sum of interest expense, operating leases and current maturities of long term debt. The Company was in compliance with its financial covenants as of July 31, 2007.

In March 2006, we issued a total of 3,320 units at a purchase price of $1,000 per unit to 23 investors, for an aggregate cash consideration of $3.32 million. Each unit consisted of (1) a 12% subordinated debenture in the principal amount of $1,000 due March 14, 2009, and (2) a warrant to purchase 14 shares of common stock at an exercise price of $5.00 per share, exercisable at the option of the holder for a period of five years. The debentures bear interest of 12% per annum, payable quarterly. At December 31, 2006, the outstanding principal balance on these debentures was $3.32 million.

On March 22, 2007, we entered into a loan agreement with Wachovia Bank in the principal amount of $1,150,000 to finance our acquisition of one EMB-120 aircraft. The loan is payable in 59 monthly principal installments of $7,858.33 and a final balloon payment of $686,358 and bears interest monthly, payable on the unpaid principal balance at the rate of LIBOR plus 2.75%.

As of October 31, 2007, we were in compliance with all financial covenants under our credit agreements.

We have significant obligations for aircraft that are classified as operating leases and therefore are not reflected on our balance sheet. The 27 Beechcraft 1990Ds in our total fleet of 35 aircraft are subject to individual operating leases that expire between 2008 and 2010. We also lease our hangar and corporate office facilities in Fort Lauderdale, Florida under various operating leases that expire from 2009 to 2025.

In June 2003, the Company entered into a tri-party Pooling and Engine Services Agreement with its aircraft vendor and engine maintenance contractor that allowed the Company to exchange 16 of its engines requiring overhaul for mid-life engines owned by its aircraft vendor that had time remaining before overhaul. The future overhaul costs of the mid-life engines were shared proportionately, with the Company’s portion based on engine hours flown until the next overhaul. Accordingly, based on engine hours flown since June 2003, the Company incurred a liability of $5.55 million, representing its contractual obligation for its share of the overhaul costs by recognizing engine maintenance expense of $1,604,367, $1,766,042, $1,748,733 and $430,685 in 2003, 2004, 2005 and Interim 2006, respectively. The 16 engines are expected to be returned to the aircraft vendor during the 24 months beginning January 2007. Two engines were returned between January 1 and February 28, 2007 for a total cost of approximately $600,000, which was charged to the engine return liability account.

In March 2007, the Company signed a new engine services agreement providing for a fixed rate per hour for engine overhaul services. Included in that agreement, and in conjunction with this return requirement, the Company has secured the commitment of its new engine maintenance vendor to perform engine overhaul services beginning March 1, 2007 at a pace that will allow the remaining fourteen mid-life engines to be returned to the aircraft vendor in accordance with contractual specifications. In return, the Company has agreed to make fixed monthly payments of $166,667 to the engine maintenance vendor beginning March 31, 2007 and continuing for 24 months. In addition, the Company expects to pay approximately $800,000 for work not covered by the engine services agreement. See Note (9) Engine Return Liability.

We perform our airplane maintenance and repairs primarily at our maintenance hangar located at Hollywood-Fort Lauderdale Airport. The lease on our Fort Lauderdale facility is renewed for one year terms and is currently set to expire on May 31, 2008. If this lease were not renewed, we would likely incur an increase in our lease and related costs of up to $100,000 per year. Our current lease cost is approximately $220,000 per year.

We believe we have sufficient cash to fund our operations for the next twelve months and to satisfy our fixed obligations on an ongoing basis.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of December 31, 2006 and the periods in which payments are due (in thousands):

		Less than	1 to 3	3 to 5	More than
	Total	1 Year	Years	Years	5 Years
	(In thousands)

Long-term debt(1)	$10,844	$1,273	$6,136	$3,435	$—
Executive compensation	634	432	202	—	—
Operating leases	30,019	7,790	14,412	4,391	3,426
Engine return liability	5,550	3,060	2,490	—	—

Total future payments on contractual obligations	$47,047	$12,555	$23,240	$7,826	$3,426

(1)	Such amounts do not include interest.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Seasonality

Gulfstream’s business is subject to substantial seasonality, primarily due to leisure and holiday travel patterns, particularly in the Bahamas. We experience the strongest demand from February to July, and the weakest demand from August to December, during which period we typically suffer operating losses. As a result, our operating results for a quarterly period are not necessarily indicative of operating results for an entire year, and historical operating results are not necessarily indicative of future operating results. Our results of operations generally reflect this seasonality.

Quantitative and Qualitative Disclosures About Market Risk

Our market risks relate primarily to changes in aircraft fuel costs and in interest rates.

Aircraft Fuel.  In the past, we have not experienced difficulties with fuel availability and we currently expect to be able to obtain fuel at prevailing market prices in quantities sufficient to meet our future needs. Pursuant to our contract flying arrangements with our code share partners, we will bear the economic risk of fuel price fluctuations.

We typically do not enter into, and are currently not a party to, any derivative or other arrangement designed to hedge against or manage the risk of an increase in fuel prices. Accordingly, our statement of income and our cash flows are and will continue to be affected by changes in the price and availability of fuel.

Interest Rates.  Both our senior term loan and subordinated debentures carry fixed rates of interest and are not tied to market indices. Therefore, our statement of income and our cash flows are not exposed to changes in interest rates.

Critical Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Passenger revenue is recognized when transportation is provided. Over 95% of the passenger tickets for travel on the Company’s airline are off-line ticket sales (sold by another airline and used on GIA) and are settled through interline clearing-houses. The majority of these tickets are sold by Continental as a result of our alliance agreement with them. The Company receives the sales proceeds from these ticket sales by monthly settlements with selling carriers through interline clearing-houses when travel has been completed. Since these are off-line ticket sales with respect to the Company, refunds and exchanges are the responsibility of and completed by the airline that sold the ticket.

Less than 5% of the passenger tickets for travel on the Company’s airline are on-line ticket sales (sold by an airline and used on that airline) sold directly by the Company. Passenger revenue associated with these tickets is recognized when transportation is provided or when the ticket expires unused, rather than when a ticket is sold. These tickets expire one year from the date of issue. We are required to charge certain taxes and fees on our passenger tickets. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges and foreign arrival and departure taxes. These taxes and fees are legal assessments on the customer. As we have a legal obligation to act as a collection agent with respect to these taxes and fees, we do not include such amounts in passenger revenue. We record a liability when the amounts are collected and relieve the liability when payments are made to the applicable government agency or operating carrier.

The amounts associated with passenger tickets sold by the Company are included in our consolidated balance sheet as air traffic liability. We maintain specific identification of passenger tickets used each period, which are included in results of operations for the periods in which travel is completed. Tickets purchased but not yet used are included in air traffic liability.

Charter revenue, excess baggage fees, and miscellaneous revenue are recognized when transportation service is provided.

Enrollment fee revenue is based upon actual training hours used by the students of our pilot training academy. The remaining unused hours represent deferred tuition revenue.

Frequent Flyer Awards

In conjunction with its several code share agreements, GIA participates in the respective frequent flyer programs of its code share partners. However, our code share partners are responsible for the overall administration and costs of their programs.

Passengers on our airline, who are also participants in the frequent flyer programs of our code share partners, can earn mileage credits in those programs for travel on our airline. GIA incurs costs from its code share partners for mileage credit earned by these passengers in accordance with rates specified in the respective code share agreements.

In addition, participants in these frequent flyer programs may use mileage accumulated in those programs to obtain free trips on one of GIA’s flights. GIA receives revenue from its code share partners for travel awards redeemed by its participants on GIA’s flight segments in accordance with rates specified in the respective code share agreements.

Maintenance and Repair Costs

Gulfstream operates under an FAA-approved continuous inspection and maintenance program. Routine maintenance and repairs are charged to operations as incurred. The Company accounts for major engine maintenance activities for its Beechcraft 1900D leased aircraft on the direct expense method. Under this method, major engine maintenance is performed under a long-term contract with a third party vendor, whereby set monthly payments are made on the basis of hours flown and are charged to expense as paid.

Major engine maintenance for our EMB-120 owned aircraft, which were purchased in 2004 and 2005, is based on the built-in overhaul method. The built-in overhaul method is based on segregation of the aircraft costs into those that should be depreciated over the useful life of the aircraft and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price was set up separately from the cost of the airframe and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated.

Impairment of Long-Lived and Intangible Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the accounting and disclosure provisions of SFAS No. 123(R), Share-Based Payment, which requires that new, modified and unvested share based payment transactions with employees, such as stock options and restricted stock, be measured at fair value on the grant date and recognized as compensation expense over the vesting period.

The fair value of the underlying common stock was determined by the Company to be $5.00, which was based on the value paid by investors when the Company was acquired on March 14, 2006. The Company did not secure an independent valuation, because it concluded that an independent valuation would not result in a more meaningful or accurate determination of fair value in the circumstances. The Company’s business fundamentals had not changed appreciably between the acquisition date and the date on which the options were granted, which occurred on May 31, 2006 and January 26, 2007. In addition, as of the time of the option grants the Company had engaged new auditors to review its accounting policies and complete audits of its historical financial statements, it was in the process of adopting a new accounting pronouncement (FSP No. AUG AIR-1) to account for engine maintenance on its owned airplanes, and it was negotiating a new engine maintenance agreement for leased airplanes, all of which may have had an undetermined but potentially significant impact on its financial statements. As a result, the Company concluded that the value paid by investors when the Company was acquired on March 14, 2006 was the most accurate indicator of fair value, given the uncertainty of the circumstances.

The increase from the $5.00 per share fair value as of each stock option grant date (i.e. May 31, 2006 and January 26, 2007) to the estimated IPO valuation of $9.00 per share is largely attributable to two principal factors:

•	The first factor is the liquidity-driven valuation premium inherently available to a company as it transitions from privately-held to publicly-traded status.

•	The second factor relates to the Company’s growth prospects, which have improved since the beginning of 2007. Market dynamics, competitive forces and record-high fuel prices have combined to create growing market opportunities for cost-efficient, small-capacity turboprop carriers like Gulfstream.

See Note (13) Stock Options in the Notes to Consolidated Financial Statements of the Company’s audited financial statements for more information regarding our Stock Incentive Plan and stock options granted during 2006.

INDUSTRY

Overview of the Passenger Airline Industry

According to the Bureau of Transportation Statistics, Department of Transportation, the number of total paying passengers in the United States that traveled on scheduled air service, commonly referred to as total revenue passenger enplanements, was 744 million in 2006, up slightly from 739 million in 2005.

The airline industry in the United States has traditionally been dominated by “major airlines,” which include carriers such as American Airlines, Continental, Delta Air Lines, Northwest and United. The major airlines offer scheduled flights to many major cities within the United States and often throughout all or part of the rest of the world while also serving numerous smaller cities. The major airlines benefit from wide name recognition and long operating histories.

Most major airlines have adopted the “hub and spoke” system. This system concentrates most of an airline’s operations in a limited number of hub cities, serving most other destinations in the system by providing one-stop or connecting service through the hub between destinations on the spokes. Such an arrangement permits travelers to fly from a point of origin to more destinations without switching airlines. Hub airports permit carriers to transport passengers between large numbers of destinations with substantially more frequent service than if each route were served directly. The hub and spoke system also allows the airline to add service to new destinations from a large number of cities using only one or a limited number of aircraft.

“Low-cost” airlines, such as Southwest Airlines, JetBlue Airways, AirTran Airways and Frontier Airlines frequently offer fewer service level options to travelers and have lower cost structures than major airlines, thus permitting them to offer flights to many of the same markets as the major airlines, but at lower prices. Some low-cost airlines utilize a hub and spoke strategy, while others, such as Southwest Airlines, offer predominantly point-to-point service between designated city pairs. In addition, major carriers such as Delta Airlines and United Airlines have developed Song and Ted, respectively, as lower-cost subsidiaries. These carriers, which are typically point-to-point, also offer fewer levels of service to travelers but permit the airlines to offer flights at lower prices. The reduction, withdrawal or historical absence of both major and low-cost airlines on shorter haul routes has provided increased opportunities for regional airlines to develop these markets.

“Regional airlines,” such as American Eagle, Express Jet, Comair, Gulfstream, Horizon Airlines, Mesa Airlines, Mesaba Airlines, Pinnacle Airlines and SkyWest Airlines, typically operate smaller aircraft on lower-volume routes than major and low-cost airlines. Several regional airlines, including American Eagle, Comair and Horizon Airlines, are wholly-owned subsidiaries of major airlines. In contrast to low-cost airlines, regional airlines generally do not try to establish an independent route system to compete with the major airlines. Rather, regional airlines typically enter into cooperative marketing relationships with one or more major airlines under which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a city served by a major airline and a smaller outlying location. In exchange for such services, the regional airline is either paid a fixed-fee per flight by the major airline or receives a pro-rata portion of the total fare generated in a given market.

Growth of the Regional Airline Industry

Regional airlines have experienced significant growth over the past decade. According to the RAA 2006 Annual Report, in 2005 the regional airline industry in the United States experienced a 16.6% increase in revenue passenger miles as compared to 2004. Also in 2005, the number of passengers flown by regional airlines increased 11.9% year over year surpassing 150 million passengers. According to the FAA Aerospace Forecasts Fiscal Years 2007-2020, the FAA forecasted regional U.S. revenue passenger miles to grow at an average annual rate of over 5% over the 14-year period ending 2020, from 68 billion in 2006 to 139 billion in 2020, and the number of passengers flown to grow by an average annual rate of 3.1% during the same 14-year period, reaching a total of 233.5 million passengers by 2020.

We believe that the growth of the number of passengers using regional airlines and the revenues of regional airlines during the last decade is attributable to a number of factors, including:

•	Regional airlines work with, and often benefit from the strength of, the major airlines. Since many major airlines are increasingly using regional airlines as part of their growth strategies, many regional airlines have expanded, and may continue to expand, with the major airlines they serve.

•	Regional airlines tend to have a more favorable cost structure and greater operating flexibility than many major airlines. Many regional airlines were founded in the midst of the highly competitive market that developed following deregulation of the airline industry in 1978.

•	Many major airlines have determined that an effective method for retaining customer loyalty and maximizing system revenue, while lowering costs, is to utilize more cost-efficient regional airlines flying under the major airline’s flight designator code and brand name to serve shorter, low-volume routes.

Relationship of Regional and Major Airlines

Regional airlines generally enter into code share agreements with major airlines, pursuant to which the regional airline is authorized to use the major airline’s two-letter flight designator code to identify the regional airline’s flights and fares in the central reservation systems, to paint its aircraft with the colors and/or logos of its code share partner and to market and advertise its status as a carrier for the code share partner. In addition, the major airline generally provides reservation services, ticket stock, certain ticketing services, ground support services, airport landing slots and gate access to the regional airline, and both partners often coordinate marketing, advertising and other promotional efforts. In exchange, the regional airline provides a designated number of low capacity flights between larger airports served by the major airline and surrounding locations, usually lower-volume markets.

The financial arrangements between the regional airlines and their code share partners usually involve either a fixed-fee or revenue sharing arrangement. We utilize revenue sharing arrangements with our code share partners, rather than fixed-fee arrangements. We also set our own prices for local, point-to-point flights.

Fixed-Fee Capacity Purchase Agreements.  Under a fixed-fee arrangement, the major airline generally pays the regional airline a fixed fee per flight, with additional incentives based on completion of flights, on-time performance and correct baggage handling. In addition, the major and regional airline often enter into an arrangement pursuant to which the major airline bears the risk of changes in the price of fuel and other costs not directly controllable by the regional airlines such as landing fees, liability insurance and aircraft property taxes. Regional airlines benefit from a fixed-fee arrangement because they are sheltered from many of the elements that cause volatility in airline earnings, such as variations in ticket prices, passenger loads and fuel prices. However, regional airlines in fixed-fee arrangements do not benefit from a positive trend in ticket prices, passenger loads or fuel prices and, because the major airlines absorb most of the risks, the margin between the per-flight fixed-fee and expected per-flight costs tends to be lower than the profit margins associated with revenue sharing arrangements under good economic conditions. The major airline can benefit from fixed-fee capacity purchase agreements because under such arrangements it is better able to control its entire network of flights and to serve strategic routes that otherwise might be uneconomical to a regional carrier under a revenue sharing arrangement.

Revenue Sharing Arrangements.  Under a revenue sharing, or pro rate, arrangement such as those we have in place, the major airline and regional airline negotiate a proration formula, pursuant to which the regional airline receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. Substantially all costs associated with the regional airline flight are borne by the regional airline. In such a revenue sharing arrangement, the regional airline realizes increased profits as ticket prices and passenger loads increase or operating costs decrease. Conversely, the regional airline realizes decreased profits as ticket prices and passenger loads decrease or operating costs increase.

In addition to using revenue sharing arrangements rather than fixed-fee arrangements, we focus on short, low-volume routes, which permits us flexibility in scheduling and allows us to operate in otherwise unserved or underserved city pairs.

BUSINESS

Overview of Our Business

We are a holding company that operates two independent subsidiaries: Gulfstream International Airlines, Inc. (“Gulfstream”) and Gulfstream Training Academy, Inc. (the “Academy”).

Gulfstream is a commercial airline currently operating more than 200 scheduled flights per day, serving 11 destinations in Florida and ten destinations in the Bahamas. Our fleet consists of 27 B1900D, 19-seat, turbo-prop aircraft and eight EMB-120, 30-seat, turbo-prop aircraft. Operating from our headquarters in Fort Lauderdale, Florida, Gulfstream was the sixteenth largest regional airline group in the U.S. in 2005 in terms of number of passengers flown, according to the Regional Airline Association. We operate under a principal code share and alliance agreement with Continental. We are also party to code share agreements with United, Northwest and Copa Airlines of Panama. In addition to the daily scheduled flights, Gulfstream also offers frequent charter flights within our geographic operating region, including flights to Cuba.

The Academy provides flight training services to licensed commercial pilots. The Academy’s principal program is our First Officer Program, which allows participants to obtain a Second-In-Command type rating in approximately four months. Following receipt of this rating, pilots spend up to 400 hours flying as a first officer at Gulfstream. By attending the Academy, pilots are able to enhance their ability to secure a permanent position with a commercial airline. The Academy’s graduates are typically hired by various regional airlines, including Gulfstream. In 2006, 78 pilots entered the First Officer Program.

History

Our business was started by Thomas L. Cooper with the formation of Gulfstream in 1988. Gulfstream began as an airline offering on-demand charter service utilizing nine-passenger, piston-powered aircraft. In 1990, we initiated scheduled commercial service by offering flights from Miami to several locations in the Bahamas. In 1994, after introducing turbo-prop aircraft, we signed our first code share agreement with United Airlines and expanded our routes in both Florida and the Bahamas. Since 1994, we have signed a series of code share agreements with our current code share partners.

Gulfstream first entered into a code share and alliance agreement with Continental, our principal alliance partner, in 1997. Gulfstream and Continental have amended the agreement on several occasions, most recently in March of 2006, which amendment included an extension of the term to 2012. Prior to our acquisition of Gulfstream, Continental assisted Gulfstream from time to time with financial transactions and aircraft acquisitions, and today holds a warrant to purchase 10% of Gulfstream’s outstanding shares.

In December 2005, we were formed by a group of investors to acquire Gulfstream and the Academy. In March 2006, we acquired approximately 89% of G-Air, which owned approximately 95% of Gulfstream at that time, and 100% of the Academy, which held the remaining 5% of Gulfstream. Subsequently, we acquired the remaining 11% of G-Air, which has been merged with and into our wholly-owned subsidiary, GIA. Following these transactions, we are the sole owner of Gulfstream and the Academy, subject to Continental’s warrant to purchase 10% of the outstanding shares of Gulfstream’s common stock.

Our Competitive Strengths

•	Long-standing code share agreements with multiple major airlines. Gulfstream has code share agreements with Continental, United and Northwest. We have been a partner with each of these airlines for more than five years. Recently, our code share agreement with Continental was extended through 2012. We believe that utilizing such agreements enhances our ability to generate revenue from both local and connecting traffic. We also believe that through our alliances, we are able to control costs by contracting for reservations, ground handling and other services at lower costs. In addition, these code share relationships allow us to offer our passengers easy booking through reservation systems maintained by our code share partners and the benefits of associated frequent flier programs.

•	Well positioned in the Bahamas market. We are a leading carrier to the Bahamas and serve more destinations in the Bahamas than any other U.S. airline. We maintain our own facilities and employees at all ten of our destinations in the Bahamas and we enjoy a close cooperative relationship with Bahamian business and tourism officials. We believe that our focus on the Bahamian market allows us to identify new market opportunities and develop those opportunities more efficiently than new market entrants.

•	Diverse route network and utilization of small aircraft. We have connecting hubs in several key Florida cities, as well as daily charter flights to Cuba, which enable us to establish multiple flight crew and maintenance bases that reduce overall operating costs and enhance operational reliability. In addition, our mix of 19-seat and 30-seat aircraft and mix of business and leisure passengers enhances our ability to align aircraft capacity with market demand, while maintaining our ability to provide competitive flight frequencies. The size and scale of this operation create practical barriers to entry for new entrants and increase our ability to shift capacity according to seasonal and business-versus-leisure demand patterns. Additionally, the relatively small size and efficiency of our turboprop aircraft combine to produce trip costs that are substantially lower than operators flying larger and more expensive jet aircraft.

•	We offer reliable, quality service. We are consistently among the highest-ranked regional airlines in the country in terms of reliability. For 2006, our on-time performance was 85.1%, compared to the 75.4% average on-time performance reported by the Department of Transportation for all reporting airlines. Gulfstream has received the FAA Diamond Award, the highest level of recognition for maintenance training, for seven consecutive years.

•	The Academy has a unique first officer program. We believe the Academy has established a strong reputation for quality instruction. We offer our students the opportunity to accumulate flight hours with an airline regulated under Part 121 of the FAA regulations, sometimes referred to as Part 121 flight hours. Many airlines require pilot applicants to have a certain number of Part 121 flight hours or equivalent experience and so our students enhance their hiring prospects with regional airlines through our first officer program. In addition, the Academy provides Gulfstream with a reliable and cost-effective source of first officers and pilots.

Our Strategy

Our business strategy is to utilize small-capacity aircraft to target markets that are unserved or underserved by competing airlines. Small capacity aircraft allow for lower costs per flight, and enable us to operate profitably with fewer passengers per flight than airlines operating larger equipment.

•	Utilize turboprop aircraft to selectively expand the number of markets we serve. We use 19- and 30-passenger turboprop aircraft. Turboprop aircraft offer substantially lower acquisition costs than regional jet aircraft and, in addition, tend to be more fuel efficient than other aircraft. We believe this allows us to provide service on short, lower volume routes and achieve attractive margins, in contrast to airlines that have focused their fleets on larger regional jet aircraft, increasingly in the 70- to 90-seat category. The efficiencies associated with turboprop aircraft are more pronounced on short haul routes such as ours. Additionally, turboprop aircraft have the ability to operate out of airports with runways that are too short for certain regional jets.

We are actively seeking opportunities to grow by adding new routes, aircraft, alliance partners, or the acquisition of other regional airlines. We look for unserved or underserved short haul city pairs that have a high degree of potential for long-term profitability. These opportunities will likely include operating in new geographic areas outside our current Florida base. We have held discussions with various parties concerning new code share arrangements, additional turboprop aircraft as well as the acquisition of regional airlines. Any potential transaction involving a new code share partner or acquisition would require Continental’s prior consent. There is no assurance that we will be able to reach acceptable terms with regard to any potential transaction and if we are able to do so, that Continental would consent to such a transaction.

•	Use of alliance and code share agreements. Utilizing our alliance and code share agreements enhances our ability to generate revenue for both local and connecting traffic. By having multiple code share partners, we are able to increase our revenue per flight by accessing several sources of connecting passengers relative to what would be available within a single code share partnership arrangement. This is particularly true given that our main connecting airports are not hubs for any of our code share partners. These agreements also provide the opportunity to contract for services at lower costs, as well as to gain access to airport and other facilities, relative to what we would be able to do independently.

Further, we believe that by providing high quality service under our code share partnerships with multiple airlines in existing markets, our opportunities for expanding the scope of our relationship with those carriers may be greater.

•	Increase enrollment at the Academy. We seek to increase enrollment at the Academy through implementation of various marketing initiatives. We believe we can enhance enrollment by increasing cooperation with other regional airlines and primary flight training centers in order to produce higher levels of applicant referrals. We also encourage enrollment by developing closer integration with accredited higher education institutions offering two- and four-year degrees. Additionally, we seek to attract prospective First Officer candidates from different sources by offering training services to other regional air carriers operating similar aircraft types. We also continuously seek to assist prospective candidates in obtaining tuition financing from third party sources.

Gulfstream International Airlines

Markets Served

Gulfstream serves a number of short distance, low volume routes in Florida and the Bahamas. We offer more Bahamian destinations with more scheduled daily flights than any other U.S. carrier. Further, Gulfstream is the sole provider of scheduled service on a number of our routes. Gulfstream’s current route map is depicted below.

As of November 1, 2007, we provide non-stop service in 37 city pairs. We believe that we are the highest-frequency service provider in 30 of these 37 city pairs. We tailor our flight schedules to individual market demands in order to optimize both profitability and the number of connecting passengers to and from our code share partners. In 2006, our average fare was $114 and our average flight length was 196 miles.

All of our flights are marketed as Continental. In addition, certain flights are also marketed through our other code share partners. We estimate that over 60% of our revenue is derived from local “point to point” traffic within Florida and the Bahamas. The balance of our revenue is derived from connecting traffic from our code-share partners and other carriers destined primarily for the Bahamas. Continental is our largest connecting partner, with passengers connecting to and from Continental flights providing approximately 20% of our revenue.

Gulfstream currently operates four to five daily round trips under charter agreements associated with our Cuba operations and two to three daily round trip flights to Andros Island under an agreement with a government subcontractor. In addition, Gulfstream operates on-demand charters for various customers throughout the year.

Code Share Agreements

Continental Code Share Agreement

Our primary alliance partner is Continental. Pursuant to an amended and restated alliance agreement with Continental dated December 30, 1999, as amended, which we refer to as the Continental code share agreement, Gulfstream displays the Continental “CO” designator code on all of our flights marketed to the public. Our customers may participate in Continental’s One Pass frequent flyer program.

Under this agreement, we pay Continental for various services, including ticketing, reservations, revenue accounting, and various levels of airport services. We also incur fees for computerized reservation system transactions and participation in Continental’s frequent flyer program.

Gulfstream receives all of the revenue generated by “local,” or non-connecting, passengers flown, and a portion of the total revenue from passengers connecting to or from Continental. Continental sets all prices for connecting markets, and Gulfstream sets prices on our local markets. Approximately 22% of our passenger revenue is derived from passengers connecting from Continental flights.

The term of this agreement will continue through at least May 3, 2012, unless earlier terminated for cause. Cause is defined to include:

•	breach of any material provision of the agreement that is not cured within a 60-day period;

•	suspension or revocation of our authority to operate as an airline, either in whole or with respect to the CO-designated flights;

•	citation by any government authority for significant noncompliance with any material marketing or operation law, rule or regulation with respect to a CO-designated flight;

•	the filing of a petition in bankruptcy by or against us;

•	our failure to maintain required insurance coverage;

•	our failure to maintain any of our aircraft in an airworthy condition;

•	our failure to conduct operations in accordance with standards, rules and regulations promulgated by any government authority; or

•	Except as otherwise agreed by us and Continental, a completion factor by us of less than 95% during any 21 day period or 50% during any three day period with respect to Continental flights operated by us (including in such calculations all flights canceled less than one week prior to the date of its scheduled operation and excluding flights not completed due to weather or ATC).

In addition, Continental may terminate the agreement immediately if there is a change of control, as defined in the agreement, of Gulfstream without Continental’s prior written consent.

Continental has the right to appoint an individual to our Gulfstream subsidiary’s board of directors or the right to observe its board meetings. Continental may also receive our audited financial statements, inspect our books, accounts and records and audit our operational procedures.

Gulfstream and Continental have agreed to indemnify each other for any damages arising out of either party’s acts or omissions related to the agreement. Specifically, Gulfstream has agreed to indemnify Continental for any losses arising from our possession and use of Continental’s tickets, boarding passes and other materials, including, but not limited, to lost or forged tickets.

With certain exceptions, we are required to obtain Continental’s consent to enter into additional airline code share agreements. We have also agreed to limit utilization of the United Airlines designator code to specific numbers of flights and between specific cities.

In addition to our long-term principal alliance with Continental, we have the following code share agreements:

United Airlines Code Share Agreement

We entered into a code share agreement with United in 1994, which has been amended several times, most recently in October of 2006. We provide code share operations with United to and from Tampa, Miami, Key West, Ft. Lauderdale, Orlando, Grand Bahama Island and Nassau, Bahamas. Approximately 8% of our passenger revenue is derived from passengers connecting from United’s flights. The agreement may be cancelled upon 180 days’ written notice, unless either party breaches the agreement, in which case it may be terminated upon shorter notice.

Revenue sharing formulas for proration of revenue are set forth in a separate prorate agreement, which is amended or replaced annually. Our passengers may also participate in the United frequent flyer program.

Northwest Airlines Code Share Agreement

Gulfstream has entered into a code share agreement and related prorate agreement, each dated February 11, 2000, with Northwest, which permits us to use the “NW” designator code to identify certain Gulfstream regional flights. Currently, we operate NW-designated code share flights to and from Tampa, Miami, Key West, Ft. Lauderdale and Nassau, Bahamas. Revenue from NW-designated flights is allocated pursuant to the prorate agreement. Approximately 7% of our passenger revenue is derived from passengers connecting from Northwest’s flights.

The agreement is terminable upon 180 days’ notice without cause, but may be terminated immediately for cause. “Cause”, as defined in the agreement, includes the failure to maintain specified levels of operational reliability, bankruptcy, loss of airline licensing or dissolution. Additionally, Northwest may terminate immediately if we or one of our affiliates begins operating any aircraft with 60 or more seats and a takeoff weight of 70,000 pounds or more.

We have agreed to provide Northwest with 30 days’ prior written notice before entering into any code share or frequent flyer agreement with another major airline serving the cities where we provide NW-designated flights. Additionally, our customers may participate in the Northwest frequent flier program.

Copa Code Share Agreement

We entered into a code share agreement on July 1, 2005 with Copa Airlines, to permit us to use the “CM” designator code on Gulfstream flights from Miami to Orlando, Tampa, Key West, Gainesville, Nassau and Freeport. The agreement requires us to provide certain minimal operational standards. Copa Airlines, a Continental alliance partner, handles reservation services for passengers of CM-designated flights, as it would for all other Copa Airlines flights, through the Continental reservation system and provides check-in and ticketing services. We receive a standard prorated amount for each passenger we fly on a CM-designated flight. To date, this has not been a material source of our revenue.

Marketing

Under our code share agreement, Continental provides all reservations and related services for sales and marketing for CO-designated flights. Northwest, United and Copa Airlines are responsible for reservations of connecting passengers marketed under their respective codes.

We are responsible for the scheduling of all of our flights and are also responsible for setting prices and managing revenue for our local passengers. Local passengers are passengers whose itinerary is not constructed using a single fare over multiple flight segments. Our code share partners are responsible for setting prices and managing revenue for our connecting passengers. We retain all of the revenue associated with our local passengers and a portion of the revenue associated with connecting passengers pursuant to revenue sharing agreements with our code share partners.

Flight Equipment

Our fleet currently consists of B1900D and EMB-120 aircraft. The average age of our B1900D fleet is 12 years. The B1900D aircraft is a 19-seat, twin engine turbo prop that has a pressurized, stand-up cabin, and cruises at 300 miles per hour. It is ideal for short trips, and its lower operating costs make it much more economical than larger mid-sized aircraft for the frequent, short flights that we operate. We lease 27 B1900Ds under agreements that expire between 2008 and 2010; however, at our option, we can extend 15 of these leases. We also have the option to purchase up to 21 of these aircraft.

In December 2004, we purchased seven EMB-120 aircraft from Atlantic Southeast Airlines. In March of 2007, we purchased an additional EMB-120 with plans to enter the aircraft into revenue service during the second half of 2007. The average age of our EMB-120 aircraft is 15 years. The EMB-120 is a larger, 30-seat, pressurized aircraft that is equipped with advanced avionics. Passenger comforts include stand-up headroom, a lavatory, overhead baggage compartments and flight attendant service. It offers a 330-mile per hour cruising speed with a range of 750 miles.

We believe that our fleet is well suited for the markets we serve. Our turbo-prop aircraft allow us to operate short distance sectors efficiently and achieve break-even revenues at lower levels than larger jet aircraft. This allows us to operate more flights per day and target smaller markets, which we believe provides us with a key advantage at non-hub airports. In addition, by operating only two aircraft types, we are able to simplify our maintenance training and parts inventory and achieve lower overall operating costs. These aircraft are no longer being manufactured and there is a limited supply of used aircraft of this type.

Training and Aircraft Maintenance

Airframe maintenance performed on our aircraft can be divided into two general categories: line maintenance and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks, including pre-flight, daily and overnight checks, and any diagnostics and routine repairs. Heavy maintenance consists of more complex inspections and overhauls, and servicing of the aircraft. Most of our line maintenance and heavy maintenance is performed by our own highly experienced technicians at our hangar in Fort Lauderdale. Parts and supply inventories are primarily maintained in Fort Lauderdale and, in smaller amounts, at our locations in Miami, Tampa and West Palm Beach. Some line maintenance is also carried out at other locations in Florida by employees or third-party contractors. Maintenance checks are performed in accordance with the guidelines established by the aircraft manufacturer. These checks are based on the number of hours or calendar months flown by each individual aircraft.

We employ over 100 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform airframe maintenance in accordance with maintenance programs that are established by the manufacturer and approved and certified by international aviation authorities. Every mechanic is trained in manufacturer-specified procedures and goes through our rigorous in-house training program. Each of our mechanics is licensed by the Federal Aviation Authority (“FAA”). Our safety and maintenance procedures are reviewed and periodically audited by the FAA. We have received the FAA Diamond Award, the highest level of recognition for maintenance training, for seven consecutive years.

We have agreements for maintaining our engines, propellers, landing gears and avionics with third-party contractors. Our engines are maintained under a long-term agreement with a third party provider, which provides for engine maintenance under a fleet management program.

Pricing and Revenue Management

We believe effective revenue management, particularly during peak periods, contributes to our strong operating performance. We are responsible for setting prices in local markets and our code share partners are responsible for setting prices in connecting markets. We try to maximize the overall revenue of our flights by utilizing certain revenue management policies. Our revenue management systems and procedures enable us to understand markets, anticipate customer demand and respond quickly to revenue enhancement opportunities.

The number of seats offered at each fare is established through a continual process of forecasting and analysis. Generally, past booking history and seasonal trends are used to forecast anticipated demand. These historical forecasts are combined with current bookings, upcoming events, competitive pressures and other factors to establish a mix of fares designed to maximize revenue. This allows us to balance loads and capture more revenue from existing capacity.

Seasonality

Our business is subject to substantial seasonality, primarily due to leisure and holiday travel patterns, particularly in the Bahamas. We experience the strongest demand from February to July, and the weakest demand from August to October, during which period we typically suffer operating losses. As a result, our operating results for a quarterly period are not necessarily indicative of operating results for an entire year, and historical operating results are not necessarily indicative of future operating results. Our results of operations generally reflect this seasonality. Our operating results are also impacted by numerous other cycles and factors that are not necessarily seasonal.

Government Regulation

All interstate air carriers, including Gulfstream, are subject to regulation by the Department of Transportation (“DOT”), the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates and certain record-keeping procedures. FAA approval is required for personnel who engage in flight, maintenance or operating activities and flight training and retraining programs. Generally, governmental agencies enforce their regulations through certifications, which are necessary for the continued operations of Gulfstream, and proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts.

We believe Gulfstream is operating in compliance with FAA regulations and holds all necessary operating and airworthiness certificates and licenses. We incur substantial costs in maintaining current certifications and otherwise complying with the laws, rules and regulations to which Gulfstream is subject. Our flight operations, maintenance programs, record keeping and training programs are conducted under FAA-approved procedures. We do not operate at any airports where the FAA has restricted landing slots.

All air carriers are required to comply with federal laws and regulations pertaining to noise abatement and engine emissions. All air carriers are also subject to certain provisions of the Federal Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities. Gulfstream is also subject to certain other federal and state laws relating to protection of the environment, labor relations and equal employment opportunity. We believe that Gulfstream is in compliance in all material respects with these laws and regulations.

Safety and Security

We are committed to the safety and security of our passengers and employees. Since the September 11, 2001 terrorist attacks, Gulfstream has taken many steps, both voluntarily and as mandated by governmental agencies, to increase the safety and security of our operations. Some of the safety and security measures we have taken, along with our code share partners, include: aircraft security and surveillance, positive bag matching procedures and enhanced passenger and baggage screening and search procedures. We are committed to complying with future safety and security requirements.

Charter Services

GAC, a company which is owned by Thomas L. Cooper, operates charter flights between Miami and Havana. GAC is licensed by the Office of Foreign Assets Control of the U.S. Department of the Treasury as a carrier and travel service provider for charter air transportation between designated U.S. and Cuban airports.

Pursuant to a services agreement between Gulfstream and GAC, Gulfstream provides use of its aircraft, flight crews, the Gulfstream name, insurance, and service personnel, including passenger, ground handling, security, and administrative. Gulfstream also maintains the financial records for GAC. Gulfstream receives 75% of the income generated by GAC’s Cuban charter operation.

In June 2006, Gulfstream began services under a long-term subcontract with Computer Sciences Corporation to operate daily flights between West Palm Beach and Andros Town, Bahamas. This contract provides for approximately two to three daily round trips and has an initial period of 21 months from inception, with extensions up to an additional 12 years. The contract is structured as a fixed-fee arrangement, with adjustments for market fuel prices. It further specifies performance standards, as well as bonus payments for exceeding those standards. As part of this agreement, Gulfstream leased two B1900D aircraft to support the operation.

In preparation for this operation, Gulfstream obtained certification from the Commercial Airline Review Board of the U.S. Department of Defense (“DOD”). Having this certification could have the effect of increasing the number of opportunities for Gulfstream to provide additional charter flights to the DOD.

Gulfstream also provides on-demand passenger charter services based on aircraft availability.

The Academy

The Academy offers training programs for pilots holding commercial, multi-engine, and instrument certifications. Pilots with these ratings are qualified to fly commercial aircraft but seek to improve their marketability by accumulating additional training and flying time. The Academy enhances our student’s career prospects by providing them with the training and experience necessary to obtain pilot positions with commercial airlines.

Traditionally, pilots can work as flight instructors for up to two years to gain this additional training and flying time. The Academy offers an alternative to this traditional means of gathering additional flight experience. By enrolling in one of the Academy’s programs, students are able to more quickly accumulate the qualifications demanded by the commercial airlines. A number of U.S. airlines accept Academy graduates with a lower total flight time than these airlines require of other newly hired pilots, reflecting the value they place on the Academy’s training. The Academy graduates have also experienced a high success rate in completing training at airlines, which translates into cost savings for the airlines.

The Academy employs approximately six full-time flight and ground instructors. The Academy’s instructors have, on average, been providing training for approximately 15 years each and have cumulatively amassed in excess of 63,000 actual flight hours. The Academy enrolled 78 students in 2006, and estimates that 99% were or will be hired by airlines after graduation, including those hired by Gulfstream.

The Academy does not make loans to our students, but we do have arrangements with several financial institutions to facilitate the financing of students’ tuition.

The Academy’s training facility in Fort Lauderdale has several ground school classrooms, a series of flight training devices used for procedural training and cockpit familiarization, as well as two non-motion flight simulators, one of which is for B1900D aircraft training. The Academy contracts for full-motion flight simulators at facilities in Atlanta, Georgia, Orlando, Florida, and Fort Pierce, Florida.

The Academy offers two principal programs:  the First Officer Program and the CRJ Jet Transition Course.

First Officer Program

The First Officer Program is a comprehensive program designed to prepare pilots for their commercial airline careers. The program entails a “train to proficiency” concept, typically resulting in well over 500 hours of training time, including ground school, simulator time and observation flights. This first portion of the program can be completed in three months. The second portion of the program involves up to 400 hours of FAA Regulation Part 121 commercial airline flight hours as a First Officer at Gulfstream. FAA Regulation Part 121 established operating standards and is the principal operating regulation applicable to all major US airlines. Gulfstream relies on the Academy as its preferred source of pilots, and nearly all of our permanent pilots are graduates of the First Officer Program.

CRJ Jet Transition Program

For students who have completed the First Officer Program or have comparable prior experience and who wish to enhance their prospects to fly a regional jet, the Academy has developed the CRJ Jet Transition Program, which we began to offer in 2007. Under this two week program, our students receive extensive ground school instruction as well as simulator training for regional jets.

In addition to our two programs, the Academy provides training services to Gulfstream. While the Academy holds an FAA Part 142 certificate, enabling us to operate a flight training center on behalf of other airlines, we presently do not provide any training services to other airlines.

Properties

Our corporate headquarters, as well as the Academy, are located approximately two miles from Fort Lauderdale-Hollywood International Airport. We lease three floors, consisting of approximately 12,600 square feet, from EYW Holdings, Inc., an entity controlled by Thomas L. Cooper and Thomas P. Cooper under a 20-year lease with an initial base rate of approximately $26,000 per month. Gulfstream occupies two floors and the Academy occupies one floor of the building. Additionally, the Academy leases approximately 3,750 square feet of office space in an adjacent building under a five-year lease at a base rent of approximately $7,150.

We lease approximately 249,000 square feet of land, hangar and ramp space at Fort Lauderdale-Hollywood International Airport. The lease agreement for this space expired in May 2007, but was extended to May 2008. We lease approximately 4,000 square feet of warehouse and storage space near the Fort Lauderdale-Hollywood International Airport. This lease agreement expired in December 2005 and we are currently operating on a month-to-month basis. We are currently in negotiations regarding an extension of the lease.

We sublease approximately 54,500 square feet of hangar and ramp space at West Palm Beach International Airport. Our West Palm Beach facility is leased under a sublease which terminates in March 2008, with an option to extend the lease for four successive periods of three years each.

We lease approximately 1,050 square feet of office space located near Miami International Airport for our Cuba operation. This lease expires July 31, 2007; however, we expect to enter into an extension for the office space.

We lease ticket counter space, gate space and operations space at various airports throughout our system. At Tampa International Airport, we have a long-term lease for gate space, expiring in September 2009. None of our space at other airports is leased under long-term agreements.

Ground Operations

In the Bahamas, we lease ticket counters, check-in and boarding and other facilities and Gulfstream employees provide substantially all of the operations services.

In Key West and Gainesville, Florida, we lease our facilities and Gulfstream employees provide operations services. At all other Florida airports, Gulfstream contracts out all or a portion of our ground operations. From time to time, Gulfstream reviews these arrangements and evaluates the most economical operations structure.

Insurance

We maintain insurance policies that we believe are of types customary in the industry and in amounts we believe are adequate to protect against material loss. These policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverages for loss or damage to our flight equipment, and workers’ compensation insurance. We cannot assure, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

Environmental Matters

We are subject to various federal, state, local and foreign laws and regulations relating to environmental protection matters. These laws and regulations govern such matters as environmental reporting, storage and disposal of materials and chemicals and aircraft noise. We are, and expect in the future to be, involved in environmental matters and conditions at, or related to, our properties, but we do not expect the resolution of any such matters to have a material adverse effect on the Company’s operations. We are not currently subject to any environmental cleanup orders or actions imposed by regulatory authorities. We are not aware of any active material environmental investigations related to our assets or properties.

Raw Materials and Energy

Fuel costs are a major component of our operating expenses. We contract with World Fuel Services to provide approximately half of our fuel, principally for international destinations. Most of our domestic fuel consumption is provided by Continental. The following chart summarizes our fuel consumption and costs:

	Years Ended December 31,
	2004	2005	2006

Gallons consumed, in thousands	8,357	10,813	11,183
Total cost, in thousands	$11,115	$20,544	$24,378
Average price per gallon	$1.33	$1.90	$2.18
Percent of operating expenses	15.8%	22.7%	23.8%

Total costs and average price per gallon each exclude into-plane service fees.

Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. On a purchase-order basis with World Fuel Services, we purchase bonded fuel for our international flights, which are exempt from federal excise taxes. Therefore, our fuel costs may not be directly comparable to costs incurred by other airlines. Gulfstream has, from time to time, implemented limited fuel cost management programs in the form of pre-ordering of specific quantities of fuel at specific locations at then-market rates. These cost management programs have not had a material impact on our financial results. Significant increases in fuel costs would have a material adverse effect on our operating results.

Trademarks and Trade Names

Our flights are operated under the names of our code share partners, including Continental, United Airlines, Northwest Airlines, and Copa Airlines. Because we do not operate scheduled flights under our trade names, we have not registered any trademarks or trade names.

Employee and Labor Relations

As of December 31, 2006, we had approximately 629 full time employees, of which 618 were employed by Gulfstream and 11 were employed by the Academy. Of the 618 employees of Gulfstream, 201 are union employees.

As of December 31, 2006, Gulfstream employs the following:

As of
December 31,
Classification	2006

Pilots	181
Station personnel	251
Maintenance personnel	101
Administrative and clerical personnel	15
Flight attendants	20
Management	27
Other flight operations	23

Total employees	618

Gulfstream’s tenured pilots are represented under collective bargaining agreement with the Teamsters union. A new agreement was ratified by the members in June 2006 and continues through June 2009. Our flight attendants voted for representation by the International Aerospace Workers, or IAM, in July 2006. We are currently in the process of negotiating an agreement with the IAM. At this point, no other employees are represented by unions. We have never experienced a work stoppage and no labor disputes, strikes or labor disturbances are currently pending or threatened against us. We believe we have good relations with our union employees at each of our facilities.

As of December 31, 2006, the Academy employed five administrative employees and six full-time flight and ground instructors. None of our Academy employees are represented by labor unions.

Legal Proceedings

In January 2006, a former salesman of the Academy formed a business that the Company believes competes directly with the Academy for student pilots. Thereafter, the former President of the Academy resigned his position at the Academy and the Company believes he became affiliated with the alleged competing business. The Academy has initiated a lawsuit against these former employees, alleging violation of non-competition and fiduciary obligations. The defendants, including the Academy’s former President, subsequently filed a counterclaim against the Academy based upon lost earnings and breach of contract.

From time to time, we are involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we were not engaged in any other legal proceedings which are expected, individually or in the aggregate, to have a material adverse effect on us.

MANAGEMENT

Executive Officers and Directors

Set forth below is the name, age as of December 4, 2007, position and a brief account of the business experience of each of the Company’s executive officers and directors.

Name	Age	Position(s)

Thomas A. McFall	53	Chairman of the Board and Senior Executive Officer
David F. Hackett	46	Chief Executive Officer and President, Director
Daniel H. Abramowitz	43	Director
Gary P. Arnold	66	Director
Douglas E. Hailey	45	Director
Barry S. Lutin	62	Director
Richard R. Schreiber	52	Director
Robert M. Brown	59	Chief Financial Officer
Paul Stagias	41	President, Academy

Thomas A. McFall, 53, Chairman of the Board and Senior Executive Officer

Mr. McFall has served as Chairman of our board of directors and senior executive officer since March 2006. Mr. McFall is currently an affiliate of Weatherly Group LLC. Mr. McFall has served as an executive and on the board of directors of numerous companies, including Weatherstar Aviation. Weatherstar was a New Jersey based aviation operator providing both regularly scheduled and on demand charter flights under an FAA Part 135 certificate. Mr. McFall was President and CEO of Weatherstar from its inception in 1987 until its sale in 1995. He is currently Chairman of Aladdin Food Management Services, Cattron Group International and Boston Ship Repair, Inc.

David F. Hackett, 46, Chief Executive Officer and President, Director

Mr. Hackett has been Chief Executive Officer and President of the Company since March 2006. Since June 2003, Mr. Hackett has served as President of Gulfstream. From January 2002 to June 2003, he was a financial and strategic consultant to Newgate Associates, LLC. Mr. Hackett has over 20 years experience in the airline industry, beginning with Continental in 1985, where he eventually served as Director, Financial Planning and Analysis.

Daniel H. Abramowitz, 43, Director

Mr. Abramowitz has been a director since March 2006. Mr. Abramowitz is the founder and has been the President of Hillson Financial Management, Inc, a Rockville, Maryland investment firm focused on small to mid-sized companies, since 1990. Previously, Mr. Abramowitz was the Portfolio Manager for a real estate developer and investor. Mr. Abramowitz has also served as a director of two publicly traded companies, DMI Furniture, Inc. and TransTechnology Corporation. Mr. Abramowitz graduated cum laude from the University of Massachusetts at Amherst with a B.A. degree in Economics.

Gary P. Arnold, 66, Director

Mr. Arnold has been a director since November 2007. He has significant international and domestic experience in the electronics industry in the areas of finance, strategic planning and operations, and has been involved in numerous capital market transactions. He spearheaded the turnaround at Tektronix Corp. where he was chief financial officer from 1990 to 1992, and later served as Chairman and CEO of Analogy, Inc., a provider of design automation software used in the automotive industry from 1993 to 2000. Since 2000, Mr. Arnold has been a private investor and currently serves on the boards of directors of National Semiconductor Corp. (NYSE: NSM) and Orchids Paper Products Company (AMEX: TIS). Mr. Arnold is a

certified public accountant and holds a B.S. degree in Accounting from East Tennessee State University and a JD degree from the University of Tennessee School of Law.

Douglas E. Hailey, 45, Director

Mr. Hailey has been a director since March 2006. Mr. Hailey is a Managing Director of Taglich Brothers and has been with Taglich Brothers since 1994 and a principal of Weatherly Group, LLC. Mr. Hailey heads the investment banking division at Taglich Brothers, specializing in private placements and public offerings for small public companies. Mr. Hailey is a director of Orchids Paper Products Company (AMEX: TIS) and Williams Controls, Inc. (Nasdaq: WMCO). Mr. Hailey received a bachelor’s degree in Business Administration from Eastern New Mexico University and an MBA in Finance from the University of Texas.

Barry S. Lutin, 62, Director

Mr. Lutin has been a director since November 2007. He has been involved in the aviation industry for more than forty years, serving in various senior positions responsible for certification, operations and financial management for scheduled air carrier operators. Since December 2006, Mr. Lutin has been a Managing Director of Helion Procopter Industries, a subsidiary of Anham Trading and Contracting, LLC of Dubai and, since April 2002, Mr. Lutin has been President and CEO of Capitol Rising, LLC. Between 1992 and 2002, Mr. Lutin served as a management consultant and as President and Chief Operating Officer of Shuttle America Corporation. From 1972 to 1992, Mr. Lutin served as Chairman and CEO of Corporate Air, Inc., an FAA part 135 scheduled cargo carrier. Currently, he serves as Chairman and director of Safe Passage International, a U.S.-based security training software development company. Mr. Lutin is a licensed air transport pilot with more than six thousand hours of flight experience.

Richard R. Schreiber, 52, Director

Mr. Schreiber has been a director since March 2006. Mr. Schreiber has been a Partner with Dimeling, Schreiber & Park, an investment firm in Philadelphia, since 1982. He has been on the board of directors of numerous private companies (including New Piper Aircraft and McCall Pattern Company) and public companies (including Wiser Oil Company and Chief Consolidated Mining). Mr. Schreiber was previously a director of Business Express Airlines (a large Part 121 commuter airline), Aeris (a French airline) and Rocky Mountain Helicopters (a large Part 135 operation). Mr. Schreiber received a B.A. degree in Finance from the Wharton School of the University of Pennsylvania.

Robert M. Brown, 59, Chief Financial Officer

Robert M. Brown has been the chief financial officer of the Company since January 2007. From April 2005 to November 2006, Mr. Brown served as the Secretary, Treasurer and Chief Financial Officer of BabyUniverse, Inc., an online retailer in the United States of brand name baby, toddler, maternity and furniture products that is listed on the Nasdaq Capital Market. From November 2002 to April 2005, Mr. Brown was a private investor. Mr. Brown was the Chief Financial Officer of Uno Restaurant Corporation from 1987 to 1997, and served as its Executive Vice President-Development from 1997 to 2002. Uno Restaurant Corporation is the operator and franchisor of a nationwide chain of casual-dining restaurants and was publicly-traded on the New York Stock Exchange through 2001. Mr. Brown held several accounting positions prior to 1987 with each of SCA Services, Inc., The Stanley Works, Saab-Scania, Inc. and Price Waterhouse. Mr. Brown is a CPA certified in the State of Connecticut and earned a B.S. degree in Accounting at Fairfield University.

Paul A. Stagias, 41, President — The Academy

Mr. Stagias has been President of the Academy since April 2006. From 2004 to 2006, he was a flight instructor at Falcon Flight Sanford in Florida and a commercial pilot for Nelson Aerial Photography. From 1998 to 2003, he was a Senior Sales Specialist with Pfizer Corporation.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors.

Board of Directors

Our board of directors consists of seven directors. Our board of directors has determined that Messrs. Abramowitz, Arnold, Lutin and Schreiber are independent under the applicable securities law requirements and American Stock Exchange standards.

Board Committees

We have established an audit committee consisting of Messrs. Arnold, Schreiber and Lutin, all of whom we believe qualify as “independent directors” under the American Stock Exchange rules. The American Stock Exchange listing standards define “financially literate” as being able to read and understand financial statements, including a company’s balance sheet, income statement and cash flow statement. The audit committee is governed by a written charter which must be reviewed, and amended if necessary, on an annual basis. Under the charter, the audit committee is required to meet at least four times a year and is responsible for reviewing the independence, qualifications and quality control procedures of our independent auditors, and is responsible for recommending the initial or continued retention, or a change in, our independent auditors. In addition, the audit committee is required to review and discuss with our management and independent auditors our financial statements and our annual and quarterly reports, as well as the quality and effectiveness of our internal control procedures and critical accounting policies. The audit committee’s charter requires the audit committee to review potential conflict of interest situations, including transactions with related parties and to discuss with our management other matters related to our external and internal audit procedures. The audit committee will adopt a pre-approval policy for the provision of audit and non-audit services performed by our independent auditors. We believe Mr. Arnold is a “financial expert” as defined under the Securities and Exchange Act of 1934 and as required by the American Stock Exchange.

We have also established a compensation committee consisting of Messrs. Abramowitz, Schreiber and Lutin. The compensation committee is responsible for making recommendations to the board of directors regarding compensation arrangements for our executive officers, including annual bonus compensation, and consults with our management regarding compensation policies and practices. The compensation committee also makes recommendations concerning the adoption of any compensation plans in which management is eligible to participate, including the granting of stock options or other benefits under those plans.

We have also established a nominating and corporate governance committee consisting of Messrs. Arnold, Abramowitz and Lutin, all of whom we believe will qualify as “independent directors” under the American Stock Exchange rules. The nominating and corporate governance committee submits to the board of directors a proposed slate of directors for submission to the stockholders at our annual meeting, recommends director candidates in view of pending additions, resignations or retirements, develops criteria for the selection of directors, reviews suggested nominees received from stockholders and reviews corporate governance policies and recommends changes to the full board of directors.

COMPENSATION DISCUSSION AND ANALYSIS

This section provides information regarding the compensation programs in place for the Company’s President and Chief Executive Officer, Chief Financial Officer and Senior Vice President, Legal Affairs, the Academy’s President and Gulfstream’s former Chief Executive Officer, who we refer to collectively as the named executive officers. In 2006, Mr. Hackett, our President and Chief Executive Officer, also served as our Chief Financial Officer. This section includes information regarding the overall objectives of our compensation programs and each element of compensation that we provide.

The compensation of our named executive officers is composed principally of a base salary, a quarterly bonus in some instances, a discretionary annual bonus and equity awards in the form of stock options. In addition, our named executive officers are entitled to matching contributions to our 401(k) plan and certain perquisites.

Compensation decisions are made by the board of directors, with significant input from Mr. Hackett for compensation of his direct reports, including Mr. Thomas P. Cooper, Mr. Stagias and Mr. Thomas L. Cooper. In connection with the acquisition in March 2006, we adopted our Stock Incentive Plan and entered into new employment agreements with Mr. Hackett and Mr. Thomas L. Cooper.

Prior to consummating the Offering, our board of directors intends to form a compensation committee (the “Committee”) consisting of three directors who are determined to be independent under the rules of the American Stock Exchange. The Committee will have responsibility for establishing and overseeing our compensation programs for our named executive officers.

Objective of Compensation

Our primary goals with respect to executive compensation are:

•	to attract and retain the most talented and dedicated executives possible;

•	to acknowledge and reward individual contributions to the Company; and

•	to encourage long-term value creation by aligning executives’ interests with stockholders’ interests.

To achieve these goals, the board of directors intends to implement and maintain compensation plans that tie a substantial portion of our named executive officers’ overall compensation to revenue growth and equity appreciation. All of our named executive officers have entered into employment agreements and their compensation is based on the contractual obligations under those agreements. In addition, we evaluate compensation on an ongoing basis and make adjustments as we believe are necessary to fairly compensate our executives and to retain their services.

We do not benchmark our compensation against that of others in our industry and we do not engage compensation consultants to assist us in developing our compensation arrangements.

Establishing Executive Compensation

Role of the Board of Directors.  The board of directors is responsible for the compensation of the named executive officers. Its role is to review and approve our compensation programs, policies and practices with respect to the named executive officers. In consultation with the Chief Executive Officer, the board of directors evaluates the performance of the executive officers following the end of each fiscal year. In connection with their evaluation, the board of directors reviews the recommendation of the Chief Executive Officer in order to determine the base compensation for the executive officers for the upcoming fiscal year in light of the objectives of our compensation programs. In November 2007, the board of directors constituted a compensation committee and delegated to the compensation committee responsibility for setting named executive officer compensation.

Role of the Chief Executive Officer.  The Chief Executive Officer assists the board of directors in reaching compensation decisions by developing recommended compensation for the named executive officers other than himself. The Chief Executive Officer meets with each named executive officer formally on an annual basis to review past performance and to discuss performance objectives for the following year. In connection with developing his recommendations for named executive officer compensation, the Chief Executive Officer evaluates the totality of each compensation package with consideration of a variety of factors, including the executive officer’s performance, our financial performance and his sense of the market for executive talent developed through his personal experience, contacts in the airline industry and in the south Florida region, publicly available information and our compensation goals. The Chief Executive Officer may also consult informally with the board of directors and, in particular, the Chairman, prior to presenting his recommendations to the board of directors for their review and discussion to ensure that his recommendations will best reflect our compensation objectives. By the time the Chief Executive Officer presents his recommendations to the board of directors, the board of directors has already provided informal feedback and therefore the board of directors generally only makes minor adjustments to the Chief Executive Officer’s recommendations.

Role of Employment Agreements.  We consider employment agreements to be an important part of recruiting and retaining qualified executive officers. All of the named executive officers have entered into employment agreements with us. Our employment agreements with the named executive officers establish the named executive officers’ initial base compensation and on-going annual cash bonus as a percentage of a relevant financial metric. Employment agreement terms also include severance and change-in-control provisions. The board of directors’ judgment is that employment agreements are beneficial for us. These employment agreements are described in further detail under “Agreements with Named Executive Officers.’’

Elements of Compensation

In connection with the acquisition on March 14, 2006, we entered into employment agreements with Mr. Hackett and Mr. Thomas L. Cooper addressing specific compensation arrangements in order to retain those executive officers. Our employment agreement with Mr. Thomas P. Cooper predates the acquisition and was left unchanged and our employment agreement with Mr. Stagias was entered into after the acquisition. The terms of these employment agreements were individually developed based on a number of factors, including the particular executive’s position, his scope of duties, his experience, his past performance, our compensation goals and the market for executive talent.

We do not benchmark our overall compensation arrangements, or any of the individual elements of compensation, against the compensation arrangements of any other company or group of companies. However, based on the knowledge and experience of Mr. Hackett and the board of directors, we do consider the market for executive talent in our industry and in our region as a way to improve our ability to attract and retain talented executive officers.

Executive compensation consists of the following elements:

Base Salary.  All of our named executive officers are entitled to a minimum base salary pursuant to their employment agreements, which can be increased at the discretion of the board of directors. We initially set base salaries to attract talented executive officers to the Company. The base salaries of existing named executive officers are reviewed on an ongoing basis, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

The board of directors alone determines the Chief Executive Officer’s base salary. At the outset of fiscal 2006, Mr. Hackett’s base salary was $108,000 per year. On March 14, 2006, we entered into an employment agreement with Mr. Hackett which increased his base salary to $132,000 per year, subject to annual adjustment based on increases in the consumer price index. The increase in Mr. Hackett’s base salary reflects the board of directors’ recognition of his increased importance to our success after the completion of the acquisition and the desire to ensure the retention of Mr. Hackett’s services.

The base salary for each of the other named executive officers is recommended by the Chief Executive Officer and approved by the board of directors. In determining appropriate levels of base compensation for the named executive officers other than the Chief Executive Officer, the Chief Executive Officer develops specific recommendations to review with the board of directors. The Chief Executive Officer considers the named executive officer’s individual performance. The board of directors annually reviews the recommendations of the Chief Executive Officer. Typically, the board of directors considered two types of potential increases to the base salary of the named executive officers: (1) “merit increases” based upon the named executive officer’s individual performance, and (2) “market adjustments” based upon the board of directors’ opinion of the base compensation for similar executives. In fiscal 2006, the board of directors evaluated the base salary for each named executive officer at the time of the acquisition and made any adjustments it deemed appropriate at that time.

Mr. Thomas P. Cooper’s base salary in fiscal 2006 was $90,000, subject to annual adjustment based on increases in the consumer price index. On February 27, 2007, the board of directors, at the recommendation of Mr. Hackett, reviewed Mr. Thomas P. Cooper’s base salary and determined that his base salary should be increased to $100,000 in light of his extensive responsibilities and the length of time since the last increase of his base salary.

Mr. Stagias was hired by us in April 2006 as President of the Academy and his base salary was set at $85,000 per year. Prior to joining us, Mr. Stagias was a flight instructor and his base salary reflects a balance between his limited experience as an executive officer and his considerable responsibilities.

Mr. Thomas L. Cooper served as the Chief Executive Officer of Gulfstream until March 13, 2006 and received a base salary of $125,000 during this time. On March 14, 2006, in connection with the acquisition, Mr. Thomas L. Cooper entered into a new employment agreement with us. Under the terms of this employment agreement, Mr. Thomas L. Cooper is entitled to receive a base salary of $100,000. The reduction in Mr. Thomas L. Cooper’s base salary reflects his reduced responsibilities.

Performance Bonus.  We use two types of bonuses. The first are non-discretionary bonuses based on the financial performance of the Company or one of its businesses. The board of directors believes that tying a bonus payment primarily to financial metrics provides appropriate incentive to the named executive officers to contributed to the financial success of the Company.

Mr. Hackett and Mr. Thomas P. Cooper are entitled to receive quarterly bonuses equal to 1.75% and 1.0%, respectively, of the Company’s operating income, excluding nonrecurring gains and losses, pursuant to the terms of their employment agreements. For fiscal 2008, Mr. Hackett’s bonus will increase to 2.25% of the Company’s operating income, excluding nonrecurring gains and losses. Mr. Stagias is entitled to receive a quarterly bonus equal to 0.5% of the Academy’s gross student revenue plus 1.5% of the Academy’s operating income, excluding nonrecurring gains and losses, pursuant to the terms of his employment agreement. In addition, Mr. Stagias was eligible to receive a fixed bonus of $3,000 if the Academy has $420,000 of gross income and $13,742 of operating income during the second quarter of fiscal 2006. Mr. Thomas L. Cooper is not entitled to a bonus under the terms of his employment agreement. In 2006, Mr. Hackett received $39,200, Mr. Thomas P. Cooper received $22,460 and Mr. Stagias received $3,000 in aggregate non-discretionary bonus payments.

The second type of bonuses are discretionary bonuses, which the board of directors has the authority to award to any of our named executive officers. Discretionary bonuses are intended to allow the board of directors to reward named executive officers for individual performance over the course of the previous fiscal year independent of the Company’s financial performance and to reward named executive officers who do not have a right to non-discretionary bonuses. The actual amount of discretionary bonus will be determined following a review of each executive’s individual performance and contribution to our strategic goals conducted after the end of each fiscal year. Our discretionary bonus is paid in cash in a single installment in the first quarter following the completion of a given fiscal year. The board of directors has not fixed a maximum payout for any executive officers’ discretionary bonus. In 2006, we did not award any discretionary bonuses.

Equity Compensation.  We believe that positive long-term performance is achieved through an ownership culture that encourages such performance by our named executive officers through the use of stock and stock-based awards. Our Stock Incentive Plan was established in March 2006 to provide certain of our employees, including our named executive officers, with incentives to help align those employees’ interests with the interests of stockholders. The Stock Incentive Plan permits the issuance of a variety of equity-based awards, including tax qualified incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units, and other stock-based awards.

The board of directors believes that the use of stock and stock-based awards offers the best approach to achieving our compensation goal of aligning the interests of our named executive officers with those of our stockholders. We have not adopted stock ownership guidelines, and our Stock Incentive Plan has provided an important method for our named executive officers to acquire equity or equity-linked interests in our Company. Through the growth we hope to achieve and the size of our equity awards, we expect to provide a significant portion of total compensation to our named executive officers through our Stock Incentive Plan. Our board of directors is the administrator of the Stock Incentive Plan.

Although our Stock Incentive Plan permits us to issue a variety of different equity-based awards, since adopting the Stock Incentive Plan, we have only granted tax qualified incentive stock options. Stock option grants reflect our desire to provide a meaningful equity incentive for named executive officers to help us succeed over the long term. Stock options provide for financial gain derived from the potential appreciation in our stock price from the date the option is granted until the date that the option is exercised. Our long term performance ultimately determines the value of stock options, because gains recognized from stock option exercises are entirely dependent on the long-term appreciation of our stock price. We expect stock options to continue as a significant component of executive compensation arrangements. In addition to the named executive officers, stock options have been granted to our other executives who are in positions that are key to our long-term success.

Stock option grants are made at various times including at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. The board of directors reviews and approves stock option awards to named executive officers based upon its assessment of individual performance, consideration of each executive’s existing long-term incentives, and retention considerations. Periodic stock option grants are made at the discretion of the board of directors to eligible employees and, in appropriate circumstances, the board of directors considers the recommendations of Mr. Hackett, our Chief Executive Officer, for grants to his direct reports.

In fiscal 2006, the board of directors awarded Mr. Hackett an option to purchase 104,324 shares of our common stock at an exercise price of $5.00 per share. The board of directors felt that it was critical to the Company that a significant portion of Mr. Hackett’s compensation be tied to the long term value of our stock both to ensure the retention of his services and to incent him to increase long term shareholder value. In January 2007, the board of directors awarded Mr. Thomas P. Cooper an option to purchase 5,000 shares of our common stock at an exercise price of $5.00 per share. The board of directors believed that Mr. Thomas P. Cooper made valuable contributions to the Company in fiscal 2006 and before and that a portion of his compensation should be tied to the long term value of our stock. Other named executive officers did not receive options because they did not have a significant change in job responsibilities and their compensation was considered to be fair without an additional option grant.

Perquisites and Other Compensation.

Employee benefits offered to named executive officers are designed to meet current and future health and security needs for the named executive officers and their families. Executive benefits are the same as those offered to all employees, except that we pay medical insurance premiums in full for the named executive officers enrolled in our medical benefit plan. The employee benefits offered to all eligible employees include medical, dental and life insurance benefits, short-term disability pay, long-term disability insurance, flexible spending accounts for medical expense reimbursements, and a 401(k) retirement savings plan that, starting on July 1, 2006, include a partial Company match.

The 401(k) retirement savings plan is a defined contribution plan under Section 401(a) of the Internal Revenue Code. Employees may make pre-tax contributions into the plan, expressed as a percentage of compensation, up to prescribed IRS annual limits. Starting on July 1, 2006, we provide an employer matching contribution of 25% on the first 4% of employee pay contributed.

Upon retirement, each named executive officer is entitled to medical, dental and life insurance plan continuation for 18 months under the federal and state COBRA provisions at his or her election. In addition, the executive is entitled to elect to receive distributions from our 401(k) retirement plan, under the terms of that plan. Under our Stock Incentive Plan, any vested but unexercised stock options may be exercised for a period of 60 days and three months, respectively, after retirement.

Other Compensation.

Our named executive officers who were parties to employment agreements prior to this offering will continue, following this offering, to be parties to such employment agreements in their current form until such time as the board of directors determines in its discretion that revisions to such employment agreements are advisable. In addition, consistent with our compensation philosophy, we intend to continue to maintain our current benefits and perquisites for our named executive officers; however, the board of directors in its discretion may revise, amend or add to the officer’s executive benefits and perquisites if it deems it advisable. We currently have no plans to change either the employment agreements (except as required by law or as required to clarify the benefits to which our named executive officers are entitled as set forth herein) or levels of benefits and perquisites provided thereunder.

Report of the Board of Directors for Fiscal Year 2007.

The board of directors has reviewed and discussed the above Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the board of directors recommends that the Compensation Discussion and Analysis be included in this prospectus.

July 5, 2007

THE BOARD OF DIRECTORS
David F. Hackett
Daniel H. Abramowitz
Douglas E. Hailey
Thomas A. McFall
Richard R. Schreiber

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the compensation of our chief executive officer and each of our other most highly compensated executive officers whose aggregate cash compensation exceeded $100,000 during the year ended December 31, 2006. In 2006 and until January 29, 2007, when we hired Mr. Brown, Mr. Hackett served as our Chief Financial Officer. We refer to these persons as the “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

					Non-Equity
Name and principal				Option	Incentive Plan	All Other
position	Year	Salary ($)(1)	Bonus ($)(2)	Awards ($)(3)	Compensation ($)	Compensation ($)(4)	Total ($)

David F. Hackett, Chief Executive Officer and President	2006	$126,300	$39,200	$77,512	—	$11,366	$254,380
Thomas P. Cooper, Senior Vice President, Legal Affairs and Secretary	2006	$90,000	$22,460	—	—	$10,709	$123,169
Paul A. Stagias, President, Gulfstream Training Academy	2006	$59,827	$3,000	—	—	$3,569	$66,396
Thomas L. Cooper, Chief Executive Officer, Gulfstream International Airlines	2006	$105,800	$5,700	—	—	$7,922	$119,422

(1)	The base salary for Mr. Hackett reflects his current base salary of $132,000 pro rated from March 14, 2006 to December 31, 2006 plus his prior base salary of $108,000 pro rated from January 1, 2006 to March 13, 2006. The base salary for Mr. Stagias reflects his current base salary of $85,000 pro rated from his date of hire, April 6, 2006. The base salary for Mr. Thomas L. Cooper reflects his current base salary of $100,000 pro rated from March 14, 2006 to December 31, 2006 plus his prior base salary of $125,000 pro rated from January 1, 2006 to March 13, 2006.

(2)	Mr. Hackett received aggregate quarterly bonus payments of $39,200 in 2006 or 1.75% of our operating income, excluding nonrecurring gains and losses, of $2,246,000. Mr. Thomas P. Cooper received aggregate quarterly bonus payments of $22,460 in 2006 or 1.00% of our operating income, excluding nonrecurring gains and losses, of $2,246,000. Mr. Stagias received aggregate quarterly bonus payments of $3,000 in 2006 as a result of the Academy achieving at least $420,000 of gross income and $13,742 of operating income during the second quarter of fiscal 2006. Mr. Thomas L. Cooper received aggregate quarterly bonus payments of $5,700 in 2006 or 2.25% of our operating income, excluding nonrecurring gains and losses, of $2,246,000, pro rated through March 14, 2006, as provided for in his employment agreement that terminated on March 14, 2006.

(3)	Reflects options awarded under our Stock Incentive Plan. These options vest and become exercisable in 20% increments starting on the grant date and 20% on each anniversary of the grant date. These amounts represent the financial reporting expense recognized by the Company in 2006 in accordance with SFAS 123R, and not the amounts that may be eventually realized by the named executive officers.

(4)	The All Other Compensation column consists of items not properly reported in the other columns of this table, and for each named executive officer includes perquisites and other personal benefits. Mr. Hackett’s 2006 compensation includes health insurance premiums of $10,400, 401(k) matching contributions, life insurance premiums and reserved parking at the Company headquarters. Mr. Thomas P. Cooper’s 2006 compensation includes health insurance premiums of $10,080, 401(k) matching contributions, life insurance premiums and reserved parking at the Company headquarters. Mr. Stagias’ 2006 compensation includes health insurance premiums, life insurance premiums and reserved parking at the Company headquarters. Mr. Thomas L. Cooper’s 2006 compensation includes health insurance premiums, life insurance premiums and reserved parking at the Company headquarters.

(5)	Thomas L. Cooper currently serves as Chairman Emeritus of Gulfstream and manages our Cuban flight operations.

Agreements with Named Executive Officers

David F. Hackett

On March 14, 2006, Mr. Hackett and Gulfstream entered into an Executive Employment Agreement, pursuant to which, among other things, Mr. Hackett is to serve as President of Gulfstream for an initial term of two years, subject to automatic one-year extensions absent mutual amendment of the terms or termination by either party as set forth therein. Mr. Hackett is entitled to a base salary of $132,000 (as increased to reflect increases in the consumer price index and at the discretion of the board of directors) and a quarterly bonus equal to 1.75% during the first year of the initial term and 2.25% for subsequent years of Gulfstream’s annual pre-tax income which amount is paid quarterly on a trailing twelve month basis, as determined by the board of directors and excluding non-recurring gains and losses. In the event of Mr. Hackett’s death during the term of the agreement, Mr. Hackett’s salary and incentive bonus will be paid to his designated beneficiary, estate or other legal representative for six months following his death. In the event of Mr. Hackett’s disability during the term of the agreement, Mr. Hackett will be entitled to receive no less than six months’ salary and incentive bonus following such disability. This disability payment is in addition to other long-term disability benefits provided by us to Mr. Hackett. For the purposes of this agreement, “disability” is deemed to have occurred if Mr. Hackett is unable by reason of sickness, disease or accident to substantially perform his duties under the agreement for an aggregate of six months in any one-year period, or if he has a guardian of his person or estate appointed by a court.

Upon termination of the agreement without “cause” by Gulfstream, Mr. Hackett will be entitled to benefits for the remainder of the initial or then-current renewal term of the agreement and compensation in the form of base salary and incentive bonus payments for one year thereafter. For the purposes of this agreement, “cause” is defined as (i) repeated failure or refusal to reasonably cooperate with a governmental investigation of Gulfstream; (ii) willfully committing or participating in any act or omission which constitutes willful misconduct, fraud, misrepresentation, embezzlement or dishonesty that is materially injurious to Gulfstream; (iii) committing or participating in any other act or omission wantonly, willfully, recklessly or in a manner which was grossly negligent that is materially injurious to the company, monetarily or otherwise; (iv) engaging in a criminal enterprise involving moral turpitude; (v) any crime resulting in a conviction, which constitutes a felony in the jurisdiction involved (other than a motor vehicle felony that does not result in his incarceration; (vi) any loss of any state or federal license required for Mr. Hackett to perform his material duties or responsibilities for Gulfstream; or (vii) any material breach of the employment agreement by Mr. Hackett.

Mr. Hackett has the right to terminate the agreement upon 30 days notice for a year after any change in control. Our obligations to make payments to Mr. Hackett following such a termination are described more fully in “Potential Payments Upon Termination or Change In Control.” Pursuant to this employment agreement, Mr. Hackett agrees to a covenant not to compete during the term of the agreement and for a period of one year thereafter in the territory of Florida, the Bahamas and portions of Cuba. Mr. Hackett also agrees to maintain the confidentiality of certain Gulfstream information in certain circumstances.

Thomas P. Cooper

On August 7, 2003, Mr. Thomas P. Cooper and Gulfstream entered into an Executive Employment Agreement, pursuant to which, among other things, Mr. Cooper serves as Senior Vice President, Legal Affairs, or such other position as the board of directors of Gulfstream determines, for an initial term of three years, subject to automatic one-year extensions absent mutual amendment of the terms or termination by either party as set forth therein. Mr. Cooper is entitled to a base salary of $90,000 (as increased to reflect increases in the consumer price index or at the discretion of the board of directors of Gulfstream) and to a bonus equal to 1% of Gulfstream’s annual pre-tax income which amount is paid quarterly on a trailing twelve month basis, excluding non-recurring gains and losses. In the event of Mr. Cooper’s death during the term of the agreement; Mr. Cooper’s salary and incentive bonus will be paid to his designated beneficiary, estate or other legal representative for six months following his death. In the event of Mr. Cooper’s disability during the term of the agreement, Mr. Cooper will be entitled to receive no less than six months’ salary following such disability. This disability payment is in addition to other long-term disability benefits provided by us to Mr. Cooper. For the purposes of this agreement, “disability” is deemed to have occurred if Mr. Cooper is unable by reason of sickness, disease or accident to substantially perform his duties under the agreement for an aggregate of six months in any one-year period, or if he has a guardian of his person or estate appointed by a court.

Upon termination of the agreement without “cause” by Gulfstream, Mr. Cooper will be entitled to benefits for the remainder of the initial or then-current renewal term of the agreement and base salary for one year plus one month for each year of service with Gulfstream. For the purposes of this agreement, “cause” is defined as (i) willfully committing or participating in any act or omission which constitutes willful misconduct, fraud, misrepresentation, embezzlement or dishonesty that is materially injurious to Gulfstream; (ii) committing or participating in any other act or omission wantonly, willfully, recklessly or in a manner which was grossly negligent that is materially injurious to the company, monetarily or otherwise; (iii) engaging in a criminal enterprise involving moral turpitude; (iv) any crime resulting in a conviction, which constitutes a felony in the jurisdiction involved (other than a motor vehicle felony that does not result in his incarceration; (v) any loss of any state or federal license required for Mr. Cooper to perform his material duties or responsibilities for Gulfstream; or (vi) any material breach of the employment agreement by Mr. Cooper.

Mr. Cooper has the right to terminate the agreement upon 30 days notice for a year after any change in control. Our obligations to make payments to Mr. Cooper following such a termination are described more fully in “Potential Payments Upon Termination or Change In Control.” Pursuant to this employment agreement, Mr. Cooper agrees to a covenant not to compete during the term of the agreement and for a period of six months thereafter in the territory of Florida and the Bahamas (unless terminated without cause by the Gulfstream, in which case the noncompetition obligations of Mr. Cooper will end upon his termination). Mr. Cooper also agrees to maintain the confidentiality of certain of Gulfstream’s information in certain circumstances.

Paul Stagias

On April 6, 2006, Mr. Stagias and the Academy entered into an Executive Employment Agreement, pursuant to which, among other things, Mr. Stagias serves as President of the Academy. The agreement has an initial term of two years, followed by automatic one-year extensions, unless otherwise terminated by either party. Mr. Stagias is entitled to a base salary of $85,000 and a quarterly bonus equal to 0.5% of the Academy’s gross student revenue plus 1.5% of operating income of the Academy. Subject to limited exceptions, this bonus is payable only if gross revenues of the Academy are equal to or greater than $800,000 dollars per quarter. In the event of Mr. Stagias’s death during the term of the agreement; Mr. Stagias’s salary and incentive bonus will be paid to his designated beneficiary, estate or other legal representative for two months following his death.

Upon termination of the agreement by the Academy without “cause,” Mr. Stagias will be entitled to benefits for the remainder of the initial or then-current renewal term of the agreement and compensation for three months. For the purposes of this agreement, “cause” is defined as (i) willfully committing or participating in any act or omission which constitutes willful misconduct, fraud, misrepresentation, embezzlement or dishonesty that is materially injurious to the Academy; (ii) committing or participating in any other act or omission wantonly, willfully, recklessly or in a manner which was grossly negligent that is materially injurious to the company, monetarily or otherwise; (iii) engaging in a criminal enterprise involving moral turpitude; (iv) any crime resulting in a conviction, which constitutes a felony in the jurisdiction involved (other than a motor vehicle felony that does not result in his incarceration; (v) any loss of any state or federal license required for Mr. Stagias to perform his material duties or responsibilities for the Academy; or (vi) any material breach of the employment agreement by Mr. Stagias. Pursuant to this employment agreement, Mr. Stagias agrees to a covenant not to compete and non-disclosure provisions in certain circumstances.

Thomas L. Cooper

On March 14, 2006, Thomas L. Cooper and Gulfstream entered into an Executive Employment Agreement, pursuant to which, among other things, Mr. Cooper served as Chief Executive Officer of Gulfstream for an initial term of one year and currently serves as Chairman Emeritus of Gulfstream. Mr. Cooper consults with us, upon our request, about certain operational matters involving Gulfstream and manages our Cuban operation. His agreement is subject to automatic one-year extensions absent mutual amendment of the terms or termination by either party as set forth therein. Mr. Cooper is entitled to a base salary of $100,000 (as increased to reflect increases in the consumer price index or at the discretion of the Gulfstream board of directors). In the event of Mr. Cooper’s death during the term of the agreement, Mr. Cooper’s salary will be paid to his designated beneficiary, estate or other legal representative for six months following his death. In the event of Mr. Cooper’s disability during the term of the agreement, Mr. Cooper will be entitled to receive no less than six months’ salary following such disability. This disability payment is in addition to other long-term disability benefits provided by us to Mr. Cooper. For the purposes of this agreement, “disability” is deemed to have occurred if Mr. Cooper is unable by reason of sickness, disease or accident to substantially perform his duties under the agreement for an aggregate of six months in any one-year period, or if he has a guardian of his person or estate appointed by a court.

Upon termination of the agreement without “cause” by Gulfstream, Mr. Cooper will be entitled to benefits for the remainder of the initial or then-current renewal term of the agreement and base salary for six months thereafter. For the purposes of this agreement, “cause” is defined as (i) repeated failure or refusal to reasonably cooperate with a governmental investigation of Gulfstream; (ii) willfully committing or participating in any act or omission which constitutes willful misconduct, fraud, misrepresentation, embezzlement or dishonesty that is materially injurious to Gulfstream; (iii) committing or participating in any other act or omission wantonly, willfully, recklessly or in a manner which was grossly negligent that is materially injurious to the company, monetarily or otherwise; (iv) engaging in a criminal enterprise involving moral turpitude; (v) any crime resulting in a conviction, which constitutes a felony in the jurisdiction involved (other than a motor vehicle felony that does not result in his incarceration; (vi) any loss of any state or federal license required for Mr. Cooper to perform his material duties or responsibilities for Gulfstream; or (vii) any material breach of the employment agreement by Mr. Cooper.

Mr. Cooper has the right to terminate the agreement upon 30 days notice for a year after any change in control. Our obligations to make payments to Mr. Cooper following such a termination are described more fully in “Potential Payments Upon Termination or Change In Control.” Pursuant to this employment agreement, Mr. Cooper agrees to a covenant not to compete during the term of the agreement and for a period of three years thereafter in the territory of Florida, the Bahamas and portions of Cuba (unless terminated without cause by the Gulfstream, in which case the noncompetition obligations of Mr. Cooper pursuant to the employment agreement will end upon his termination). Mr. Cooper also agrees to maintain the confidentiality of certain of Gulfstream’s information in certain circumstances.

Subsequent Events

On January 29, 2007, we hired Mr. Robert M. Brown as our Chief Financial Officer. He is employed by Gulfstream at an annual salary of $150,000. We have not entered into a written employment agreement with Mr. Brown. Under the terms of Mr. Brown’s employment with us, he is entitled to medical and vacation benefits, free and reduced-rate air travel benefits, and participation in the Company’s 401(k) program. Mr. Brown is also entitled to participate in our Stock Incentive Plan. Upon commencement of his employment with us, Mr. Brown received a cash signing bonus of $10,000 and the option to purchase 30,000 shares of our common stock, 20% of which vested immediately upon issuance, and 20% of which shall vest each of the following four years.

Grants Of Plan-Based Awards

All Other
								All Other	Option
								Stock	Awards:		Grant
								Awards:	Number of		Date Fair
								Number of	Securities	Exercise or	Value of
								Shares of	Underlying	Base Price	Stock and
	Grant	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Stocks or	Options	of Option	Option
Name	Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum($)	Units (#)	(#)	Awards ($/Sh)	Awards

David F. Hackett	May 31, 2006	—	—	—	—	—	—	—	104,324	$5.00/Sh	$256,790

Employee Benefit Plans

Stock Incentive Plan.  Our Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in 2006. Our plan provides for the granting of incentive stock options, non-incentive stock options, SARs, cash-based awards, or other stock-based awards to those of our employees, directors or consultants who are selected by our board of directors. The plan authorizes 350,000 shares of our common stock to be issued under the plan. As of the date of this prospectus, we have awarded options to certain of our officers for an aggregate of 210,324 shares of our common stock. The board of directors administers the plan, however, the board of directors intends to form a compensation committee prior to the Offering and to delegate responsibility for administering the plan to the Committee.

On the date of the grant, the exercise price must equal at least 100% of the fair market value in the case of incentive stock options, or 110% of the fair market value with respect to optionees who own at least 10% of the total combined voting power of all classes of stock. The fair market value is determined by computing the arithmetic mean of our high and low stock prices on a given determination date if our stock is publicly traded or, if our stock is not publicly traded, by the administrator in good faith. The exercise price on the date of grant is determined from time to time by the board of directors in the case of non-qualified stock options. This price needs not be uniform for all recipients of non-qualified stock options and must not be less than 100% of the fair market value.

SARs granted under the plan are subject to the same terms and restrictions as the option grants and may be granted independent of, or in connection with, the grant of options. The board of directors determines the exercise price of SARs. A SAR granted independent of an option entitles the participant to payment in an amount equal to the excess of the fair market value of a share of our common stock on the exercise date over the exercise price per share, times the number of SARs exercised. A SAR granted in connection with an option entitles the participant to surrender an unexercised option and to receive in exchange an amount equal to the excess of the fair market value of a share of our common stock over the exercise price per share for the option, times the number of shares covered by the option which is surrendered. Fair market value is determined in the same manner as it is determined for options.

The board of directors may also grant awards of stock, restricted stock and other awards valued in whole or in part by reference to the fair market value of our common stock. These stock-based awards, in the discretion of the board of directors, may be, among other things, subject to completion of a specified period of service, the occurrence of an event or the attainment of performance objectives. Additionally, the board of directors may grant awards of cash, in values to be determined by the board of directors. If any awards are in excess of $1,000,000 such that Section 162(m) of the Internal Revenue Code applies, the board of directors must alter its compensation practices to ensure that compensation deductions are permitted.

Awards granted under the plan are generally not transferable by the participant except by will or the laws of descent and distribution, and each award is exercisable, during the lifetime of the participant, only by the participant or his or her guardian or legal representative, unless permitted by the board of directors. Additionally, any shares of our common stock received pursuant to an award granted under the plan are subject to our right of first refusal prior to certain transfers by the participant and our buy-back rights upon termination of the participant’s employment. The right of first refusal and buy-back rights terminate upon consummation of an initial public offering.

Options granted under the plan will vest as provided by the board of directors at the time of the grant. The board of directors may provide for accelerated vesting or termination in exchange for cash of any outstanding awards or the issuance of substitute awards upon consummation of a change in control, as defined in the plan. The currently outstanding options vest 20% on the date of grant and then ratable at 20% per year over the next four years. The options expire on the date determined by the board of directors but may not extend more than ten years from the grant date. Incentive stock options also include certain other terms necessary to assure compliance with the Internal Revenue Code of 1986, as amended.

For the purposes of the plan, a “change in control” is defined as (i) the purchase or other acquisition (other than from the Company) by any person, entity or group of persons, within the meaning of § 13(d) or § 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (excluding, for this purpose, the Company or its subsidiaries or any employee benefit plan of the Company or its subsidiaries), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 51% or more of either the outstanding shares of our common stock or the combined voting power our outstanding voting securities entitled to vote generally in the election of directors, each as of the time the Stock Incentive Plan was entered into; or (ii) individuals who constituted the board of directors at the time the Stock Incentive Plan was entered into cease for any reason to constitute at least a majority of the board of directors, except for the election of any person who becomes a director subsequent to such date whose election, or nomination for election by our stockholders, was approved by a vote of at least a majority of the directors then comprising the incumbent board of directors (other than an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of directors); or (iii) approval by our stockholders of a reorganization, merger or consolidation, in each case with respect to which persons who were the stockholders of the Company immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than 50% of, respectively, the common stock and the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated corporation’s then outstanding voting securities, or of a liquidation or dissolution of the Company or of the sale of all or substantially all of the assets of the Company.

The plan may be amended, altered, suspended or terminated by the administrator at any time. We may not alter the rights and obligations under any award granted before amendment of the plan without the consent of the affected participant. Unless terminated sooner, the plan will terminate automatically in 2016.

401(k) Plan.  We established a 401(k) retirement savings plan in 1996. Each of our participating employees may contribute to the 401(k) plan, through payroll deductions, up to 50% on a pre-tax basis of his or her compensation, subject to limits imposed by federal law. Beginning in July 1, 2006, we matched 25% of the first 4% contributed by participants. We may make additional contributions to the 401(k) plan in amounts determined by our board of directors. Employees may elect to invest their contributions in various established mutual funds. All amounts contributed by employee participants are fully vested at all times. The amounts matched by the Company are vested 25% in the first year of employment, 50% in the second year of employment, 75% in the third year of employment, and 100% in and after the fourth year of employment. For the years ended December 31, 2004, 2005 and 2006, administrative expenses paid to our third-party provider related to the 401(k) plan were $5,428, $5,658 and $5,445, respectively.

Outstanding Equity Awards At Fiscal Year-End

	Option Awards					Stock Awards
Equity
								Equity	Incentive
								Incentive	Plan Awards:
			Equity					Plan Awards:	Market
			Incentive				Market	Number of	or Payout
	Number of	Number of	Plan Awards:			Number of	Value of	Unearned	Value of
	Securities	Securities	Number			Shares or	Shares or	Shares,	Unearned Shares,
	Underlying	Underlying	of Securities			Units of	Units of	Units or	Units or
	Unexercised	Unexercised	Underlying	Option		Stock That	Stock That	Other Rights	Other Rights
	Options	Options	Unexercised	Exercise	Option	Have Not	Have Not	That Have	That Have
	(#)	(#)	Unearned Options	Price	Expiration	Vested	Vested	Not Vested	Not Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	(#)

David F. Hackett	104,324 (1)	—	—	$5.00	May 31, 2016	—	—	—	—

Potential Payments Upon Termination Or Change-In-Control

The amount of compensation payable to each named executive officer upon voluntary termination, early retirement, involuntary not-for-cause termination, termination following a change of control and in the event of disability or death of the executive is shown below. The amounts shown assume that such termination was effective as of December 31, 2006, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation from the Company.

The board of directors provides payments to named executive officers upon termination or change of control in order to give them some degree of financial protection in the event of certain events occurring. The payments to which each named executive officer is eligible is roughly proportionate to such named executive officer’s level of total compensation.

Payments Made Upon Termination

In the event that a named executive officer’s employment terminates for reasons of voluntary termination, early retirement, involuntary not-for-cause termination, termination following a change of control of the Company and in the event of disability or death of the executive, he is entitled to receive amounts earned during his term of employment. Such amounts include:

•	quarterly bonus earned for any completed fiscal quarter for Mr. Hackett and Mr. Thomas P. Cooper;

•	vested options awarded under our Stock Incentive Plan;

•	vested amounts contributed under our 401(k) plan; and

•	pay in lieu of unused vacation.

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, each named executive officer is entitled to certain benefits as described in their employment agreements described in “Agreements with Named Executive Officers.” The Company does not maintain a disability plan.

Payments Made Upon a Change in Control

Change in Control of the Company

In the event of a change in control of the Company, the board of directors or a committee thereof may provide for accelerated vesting or termination of any outstanding stock options issued under the Stock Incentive Plan in exchange for a cash payment, or the issuance of substitute awards to substantially preserve the terms of any option awards previously granted under the Stock Incentive Plan. A description of the events giving rise to a “change in control” for purposes of the Stock Incentive Plan is set forth in “Executive Compensation — Employee Benefit Plans — Stock Incentive Plan.”

Change in Control of Gulfstream

Pursuant to the employment agreements between the Company and each named executive officer, we are obligated to make certain payments to such executive if his employment is terminated following a change in control of Gulfstream (as defined below) (other than termination by Gulfstream for cause or by reason of death or disability) or if he terminates his employment within one year after the occurrence of a change in control of Gulfstream, as follows:

•	Continued payment of base salary and incentive bonus payments, in the case of Mr. Hackett one year following termination of the executive’s employment, in the case of Mr. Thomas L. Cooper six months following termination of the executive’s employment and in the case of Mr. Thomas P. Cooper; one year following termination of executive’s employment plus one-additional month for each year of service to the Company; and

•	Continued medical and life insurance benefits for the balance of the initial term of the applicable employment agreement.

Generally, pursuant to the agreements, a “change in control” of Gulfstream means a change in control (A) as set forth in Section 280G of the Internal Revenue Code; or (B) of a nature that would be required to be reported in response to Item 2.01 of a current report on Form 8-K pursuant to Section 13 or 15(d) of the Securities Exchange Act, as in effect on the date of the relevant agreement, including upon any of the following:

•	any “person” (as such term is used in Section 13(d) and 14(d) of the Exchange Act) other than the executive is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s outstanding securities then having the right to vote as elections of directors; or

•	the individuals who at the effective date of the applicable employment agreement constitute the board of directors cease for any reason to constitute a majority thereof, unless the election, or nomination for election, of each new director was approved by a vote of at least two-thirds (2/3) of the directors then in office who were directors at the effective date of the applicable employment agreement; or

•	there is a failure to elect a majority of the board of directors from candidates nominated by management of the Company to the board of directors; or

•	the business of Gulfstream for which the executive’s services are principally performed is disposed of by Gulfstream pursuant to a partial or complete liquidation of Gulfstream, a sale of assets (including stock of a subsidiary of Gulfstream) or otherwise.

A change in control is deemed not to have occurred on either of the following circumstances:

•	where all or any portion of the stock of Gulfstream is offered through an initial or subsequent public offering; and/or

•	where the executive gives his explicit written waiver stating that for the purposes of the relevant portions of his employment agreement, a change in control shall not be deemed to have occurred.

In the event that the executive’s employment is terminated for any reason other than cause within one year following an “attempted change in control,” the executive shall be entitled to the same benefits and compensation as though he was terminated in the year following a change in control. An “attempted change in control” is deemed to have occurred if any substantial attempt, accompanied by significant work efforts and expenditures of money, is made to accomplish a change in control, whether or not such attempt is made with the approval of a majority of the board of directors.

David F. Hackett

The following table shows the potential payments upon termination or a change of control of the Company or Gulfstream for David Hackett, our President and Chief Executive Officer.

Involuntary
		Not For		Termination in
	Voluntary	Cause	For Cause	Connection with a
Executive Payments	Termination or	Termination	Termination	Change in Control	Disability	Death
and Benefits upon	Retirement on	on	on	on	on	on
Separation	12/31/2006	12/31/2006	12/31/2006	12/31/2006	12/31/2006	12/31/2006

Compensation:
Base Salary	—	$132,000	—	$132,000	$66,000	$66,000
		1.75% of annual		1.75% of annual	1.75% of annual	1.75% of annual
Incentive Bonus		pre-tax income		pre-tax income	pre-tax income	pre-tax income
Payment	—	through 12/31/07	—	through 12/31/07	through 6/30/07	through 6/30/07
Benefits:
Stock Awards	—	—	—	$179,276	—	—
Retirement Plans	—	—	—	—	—	—
Health and Welfare Benefits	—	$4,000	—	$4,000	—	—
Other	—	$7,615(1)	—	$7,615(1)	—	—

(1)	Other consists of accrued vacation.

Thomas P. Cooper

The following table shows the potential payments upon termination or a change of control of the Company or Gulfstream for Thomas P. Cooper, our Senior Vice President, Legal Affairs and Secretary.

		Involuntary		Termination in
	Voluntary	Not For Cause	For Cause	Connection with a
Executive Payments	Termination or	Termination	Termination	Change in Control	Disability	Death
and Benefits upon	Retirement on	on	on	on	on	on
Separation	12/31/2006	12/31/2006	12/31/2006	12/31/2006	12/31/2006	12/31/2006

Compensation:
Base Salary	—	$90,000	—	$90,000	$45,000	$45,000
		1% of annual		1% of annual	1% of annual	1% of annual
Incentive Bonus		pre-tax income		pre-tax income	pre-tax income	pre-tax income
Payment	—	through 12/31/07		through 12/31/07	through 12/31/07	through 12/31/07
Benefits:
Stock Awards	—	—	—	—	—	—
Retirement Plans	—	—	—	—	—	—
Health and Welfare Benefits	—	$6,730	—	$6,730	—	—
Other	—	$80,190(1)	—	$80,190(1)	—	—

(1)	Other includes $5,190 for accrued vacation and $75,000 representing one month of salary for each year of service to the Company.

Paul Stagias

The following table shows the potential payments upon termination or a change of control of the Company for Paul Stagias, the President of the Academy.

Termination in
	Voluntary	Involuntary Not For		For Cause	Connection with a
Executive Payments	Termination or	Cause Termination		Termination	Change in Control		Disability	Death
and Benefits upon	Retirement on	on		on	on		on	on
Separation	12/31/2006	12/31/2006		12/31/2006	12/31/2006		12/31/2006	12/31/2006

Compensation:
Base Salary	—	$21,250		—	$21,250		—	$14,166
Incentive Bonus Payment	—	—		—	—		—	—
Benefits:
Stock Awards	—	—		—	—		—	—
Retirement Plans	—	—		—	—		—	—
Health and Welfare Benefits	—	$547		—	$547		—	—
Other	—	$4,904	(1)	—	$4,904	(1)	—	—

(1)	Other consists of accrued vacation.

Thomas L. Cooper

The following table shows the potential payments upon termination or a change of control of the Company for Thomas L. Cooper, the former Chief Executive Officer of Gulfstream.

					Termination in
	Voluntary	Involuntary Not For		For Cause	Connection with a
Executive Payments	Termination or	Cause Termination		Termination	Change in Control		Disability	Death
and Benefits upon	Retirement on	on		on	on		on	on
Separation	12/31/2006	12/31/2006		12/31/2006	12/31/2006		12/31/2006	12/31/2006

Compensation:
Base Salary	—	$50,000		—	$50,000		$50,000	$50,000
Incentive Bonus Payment	—	$5,770	(1)	—	$5,770	(1)	—	—
Benefits:
Stock Awards	—	—		—	—		—	—
Retirement Plans	—	—		—	—		—	—
Health and Welfare Benefits	—	$3,040		—	$3,040		—	—
Other	—	$5,770	(2)	—	$5,770	(2)	—	—

(1)	Based on a bonus computation of an employment agreement prior to March 14, 2006.

(2)	Other consists of accrued vacation.

Director Compensation

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the board of directors. In setting director compensation, the Company considers the significant amount of time that Directors expend in fulfilling their duties to the Company as well as the skill level required by the Company with respect to members of the board of directors.

Compensation for our directors in 2006 was as follows:

					Change
					in Pension
					Value and
					Nonqualified
	Fees Earned			Non-Equity	Deferred
	or Paid	Stock	Option	Incentive Plan	Compensation	All Other
Name	in Cash ($)	Awards ($)	Awards ($)	Compensation ($)	Earnings ($)	Compensation ($)	Total ($)

Thomas A. McFall	—	—	—	—	—	—	$0
Daniel H. Abramowitz	$15,000	—	—	—	—	—	$15,000
David F. Hackett(1)	—	—	—	—	—	—	$0
Douglas E. Hailey	—	—	—	—	—	—	$0
Richard R. Schreiber	$15,000	—	—	—	—	—	$15,000

(1)	Mr. Hackett is not compensated for his service as a director. Our compensation of Mr. Hackett as President and Chief Executive Officer is disclosed in the Summary Compensation Table above.

Following the offering, we intend to pay our independent directors an annual fee of $20,000. Each director receives $5,000 for each committee on which he serves as Chairman per year. Each director receives $3,000 for each committee on which he serves as a member (but not as Chairman) per year. Each director also receives $500 for each meeting such director attends that is not in conjunction with a regularly scheduled meeting of the board of directors. We reimburse members of our board of directors for travel related expenditures related to their services to us. Each director will also be entitled to participate in our Stock Incentive Plan. New directors are granted options on the date that they begin service exercisable at the then-current market value.

Limitation of Liability and Indemnification

Our bylaws provide that we have the power to indemnify our directors, officers and employees against claims arising in connection with their actions in such capacities. We currently have a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We believe that these indemnification and liability provisions are essential to attracting and retaining qualified persons as officers and directors.

In addition, our certificate of incorporation provides that the liability of our directors for monetary damages relating to breach of fiduciary duty will be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for unlawful stock purchases or redemptions and for any transaction from which the director derived an improper personal benefit. This provision does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We intend to enter into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provision contained in our bylaws. Under these agreements, we will be required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers. We will be obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification under such agreements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information known to us with respect to beneficial ownership of our common stock as of December 4, 2007 and as adjusted to reflect the sale of the shares offered, by:

•	each person known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our directors;

•	each named executive officer; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power over securities. The table below includes the number of shares underlying options and warrants that are currently exercisable or exercisable within 60 days of December 4, 2007. It is therefore based on 2,039,460 shares of common stock outstanding before this offering and 3,239,460 shares of common stock outstanding immediately after this offering, based on the number of shares outstanding as of December 4, 2007. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of December 4, 2007 are considered outstanding and beneficially owned by the person holding the options or warrants for the purposes of computing beneficial ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Gulfstream International Group, Inc., 3201 Griffin Road, Fort Lauderdale, Florida 33312.

		Percent	Percent
	Number of	Beneficially	Beneficially
	Shares	Owned	Owned
	Beneficially	Before this	After this
Name and Address of Beneficial Owner	Owned	Offering	Offering

Five percent stockholders
Daniel H. Abramowitz(1)	287,000	13.8%	8.8%
David F. Hackett(2)	170,324	7.9%	5.1%
Michael N. Taglich	140,000	6.9%	4.3%
Robert F. Taglich	140,000	6.9%	4.3%

(1)	Includes 40,000 shares of common stock held by Hillson Private Partners II LP, 210,000 shares of common stock held by Hillson Partners Limited Partnership, 35,000 shares of common stock issuable under a warrant held by Hillson Partners Limited Partnership and 2,000 shares of common stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Abramowitz.

(2)	Includes 104,324 shares of common stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Hackett.

		Percent	Percent
	Number of	Beneficially	Beneficially
	Shares	Owned	Owned
	Beneficially	Before this	After this
Name and Address of Beneficial Owner	Owned	Offering	Offering

Directors and named executive officers
Thomas A. McFall	89,300	4.4%	2.8%
David F. Hackett(1)	170,324	7.9%	5.1%
Robert M. Brown(2)	6,000	•	•
Paul A. Stagias	—	—%	—%
Daniel H. Abramowitz(3)	287,000	13.8%	8.8%
Gary P. Arnold	80,000	3.9%	2.5%
Douglas E. Hailey	68,700	3.4%	2.1%
Barry S. Lutin	—	—%	—%
Richard R. Schreiber(4)	2,000	•	•
All directors and executive officers as a group (9 persons)	703,324	32.1%	20.8%

•	Indicates ownership of less than 1%.

(1)	Includes 104,324 shares of common stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Hackett.

(2)	Consists of shares issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Brown.

(3)	Includes 40,000 shares of common stock held by Hillson Private Partners II LP, 210,000 shares of common stock held by Hillson Partners Limited Partnership, 35,000 shares of common stock issuable under a warrant held by Hillson Partners Limited Partnership and 2,000 shares of common stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Abramowitz.

(4)	Consists of shares issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Schreiber.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2004, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of our common stock or any member of such persons immediate families had or will have a direct or indirect material interest other than agreements which are described under the caption “Management” and the transactions described below.

Prior to consummating the Offering, our board of directors intends to form a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) consisting of three directors who are determined to be independent under the rules of the American Stock Exchange. The Nominating and Corporate Governance Committee will have responsibility for establishing and maintaining guidelines relating to any related party transactions between the Company and any of its officers or directors. Under the Company’s Code of Ethics, any conflict of interest between a director or officer and the Company must be referred to the Nominating and Corporate Governance Committee for approval. The Company intends to adopt written guidelines for the Nominating and Corporate Governance Committee which will set forth the requirements for review and approval of any related party transactions.

The transactions reported in the following sections “— Transactions Relating to Our Acquisition of Gulfstream and the Academy,” “— Property Lease,” “— Cuba Operations,” “— Indemnification and Employment Agreements,” “— Stock Option Grants” and “— Other Transactions” were not entered into pursuant to a formal policy of the Company regarding related party transactions.

Transactions Relating to Our Acquisition of Gulfstream and the Academy

We were formed by Taglich Brothers Inc. and Weatherly Group LLC exclusively for the purpose of effecting the acquisition of Gulfstream and the Academy. In March 2006, we acquired approximately 89% of G-Air, which owned approximately 95% of Gulfstream at that time, and 100% of the Academy, which held the remaining 5% of Gulfstream. Subsequently, we acquired the remaining 11% of G-Air, which has been merged with and into our wholly-owned subsidiary, GIA.

Since 1999, Taglich Brothers and Weatherly Group have jointly pursued the sourcing and sponsoring of management buyouts of small private companies. The acquisition of Gulfstream and the Academy was their fourth such transaction. Thomas A. McFall, the Chairman of our board of directors, is an affiliate of Weatherly Group and Douglas E. Hailey, a director, is an employee of Taglich Brothers and an affiliate of Weatherly Group.

The transactions relating to our acquisition of Gulfstream and the Academy are further described below.

Issuances of Founders’ Stock.  Certain principals and employees of Weatherly Group and Taglich Brothers, along with certain members of our management, purchased shares of founder’s stock in us in advance of our acquisition of Gulfstream and the Academy. To finance part of the acquisition, we issued shares of our common stock and subordinated debentures with common stock warrants to principals, employees and clients of Taglich Brothers and certain members of our management.

In December 2005, the following executive officers, directors and affiliates purchased an aggregate of 284,000 shares of common stock in the amount set forth opposite his name at a purchase price of $0.20 per share. The remaining 66,000 shares were purchased by employees of Taglich Brothers.

Name of Beneficial Owner	Shares

Thomas A. McFall(1)	69,300
David F. Hackett(2)	46,000
Michael N. Taglich(3)	60,000
Robert F. Taglich(4)	60,000
Douglas E. Hailey(5)	48,700

(1)	Mr. McFall is the Chairman of our board of directors, a senior executive of the Company and a principal of Weatherly Group.

(2)	Mr. Hackett is a director and the President and Chief Executive Officer of the Company.

(3)	Michael Taglich is a holder of more than 5% of our common stock and a principal in Taglich Brothers, one of the underwriters for this offering. Michael Taglich is the brother of Robert Taglich.

(4)	Includes 20,000 shares beneficially owned by Robert Taglich, which are held of record in an individual retirement account. Robert Taglich is a holder of more than 5% of our common stock and a principal in Taglich Brothers, Inc., one of the underwriters for this offering. Robert Taglich is the brother of Michael Taglich.

(5)	Mr. Hailey is a director of the Company and a principal of Weatherly Group and an employee of Taglich Brothers, one of the underwriters for this offering.

At the time of the issuance of founder’s stock of the Company, the Company had virtually no assets and had raised no capital. Although we cannot provide assurances that the prices paid for the founder’s stock were at least as favorable as would have been paid as part of an arms’ length transaction with an unrelated third party, the Company attempted to set a reasonable price for its founder’s stock, given the circumstances and nature of the transaction.

Issuances of Units Consisting of Subordinated Debentures and Common Stock Purchase Warrants.  On March 14, 2006, we issued units consisting of 12% subordinated debentures and common stock purchase warrants exercisable at a price of $5.00 per share. The following executive officers, directors and affiliates purchased units in the amount set opposite his name:

	Principal Amount of
Directors	Subordinated Debentures	Warrant Shares

Daniel H. Abramowitz(1)	$2,500,000	35,000

(1)	Held by Hillson Partners Limited Partnership, of which Mr. Abramowitz is a partner. Mr. Abramowitz is a director of the Company.

The prices paid for the 12% subordinated debentures and common stock purchase warrants by our director Mr. Abramowitz were the same as those paid by unrelated third parties as part of the overall private placement transaction.

Fees Associated with our Acquisition of Gulfstream and the Academy.  On March 14, 2006, in connection with our acquisition of Gulfstream and the Academy, we paid an advisory fee of $450,000 to Taglich Brothers, one of the underwriters in this offering, and $300,000 to Weatherly Group, LLC. Douglas E. Hailey, a director, is an affiliate of Weatherly Group and an employee of Taglich Brothers and Thomas A. McFall, a senior executive of the Company and the Chairman of our board of directors, is an affiliate of Weatherly Group. At such time, the seller paid to David Hackett, a director and our President and Chief Executive Officer, the sum of $225,000 from the proceeds of the purchase price paid to the seller.

We believe that the fees we paid in connection with our acquisition of Gulfstream and the Academy were normal and customary. However, because we did not attempt to negotiate with any unrelated third party to provide such advisory services, we can provide no assurances that these fees were at least as favorable as those we could have negotiated with an unrelated third party in an arms’ length transaction.

Management Services Agreement.  On March 14, 2006, we entered into a management services agreement with Weatherly Group. Under this agreement, these parties agreed to provide advisory and management services to us in consideration of an annual management fee of $200,000, payable monthly, and financial advisory fees based on a formula if we merge with or acquire another company. The agreement expires on March 13, 2011. Pursuant to this agreement, we pay $16,667 per month in management fees.

We believe that the management service fees we have negotiated are normal and customary. However, because we did not attempt to negotiate with any unrelated third party to provide such management services, we can provide no assurances that these fees are at least as favorable as those we could have negotiated with an unrelated third party in an arms’ length transaction.

Property Lease

We lease the Gulfstream and Academy headquarters from EYW Holdings, Inc., an entity controlled in part by Thomas L. Cooper, the former Chief Executive Officer and current Chairman Emeritus of Gulfstream, and Thomas P. Cooper, an officer of Gulfstream, for a combined rent of approximately $33,000 per month. This corresponds to a price per square foot of approximately $24,29, which was consistent with lease rates for comparable commercial space at the time this arrangement was entered into.

Cuba Operations

GAC, a related company which is owned by Thomas L. Cooper, the former Chief Executive Officer and current Chairman Emeritus of Gulfstream, operates charter flights between Miami and Havana.

Pursuant to a services between Gulfstream and GAC dated August 8, 2003 and amended on March 14, 2006, Gulfstream provides use of its aircraft, flight crews, the Gulfstream name, insurance, and service personnel, including passenger, ground handling, security, and administrative. Gulfstream also maintains the financial records for GAC. Pursuant to the March 14, 2006 amended agreement, Gulfstream receives 75% of the net income generated by GAC’s Cuban charter operation. Prior to March 14, 2006, Gulfstream received all of the net income generated up to a cumulative total of $1 million, and then 75% thereafter.

Income provided under the service agreement amounted to $381,872, $432,270 and $888,887 for 2004, 2005 and 2006, respectively. As of December 31, 2006, GAC owed Gulfstream $606,438 pursuant to the services agreement.

This profit-sharing arrangement resulted from arms’ length negotiations with the principal selling stockholder in connection with our acquisition of Gulfstream and the Academy.

Other Services

We lease equipment and obtain consulting services from entities controlled by Thomas L. Cooper and Thomas P. Cooper, our Senior Vice President of Legal Affairs and Secretary. The amounts paid for 2004, 2005 and 2006 were approximately $60,000, $60,000 and $63,000, respectively.

Indemnification and Employment Agreements

Our bylaws provide that we may indemnify our directors, officers and employees against claims arising in connection with their actions in such capacities. We intend to purchase a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We believe that these indemnification and liability provisions are essential to attracting and retaining qualified persons as officers and directors. We have also entered into employment agreements with our named executive officers. See “Management — Agreements with Named Executive Officers.”

We have entered into indemnification agreements with our directors and executive officers. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification under such agreements.

In addition, our certificate of incorporation provides that the liability of our directors for monetary damages will be eliminated to the fullest extent permissible under the General Corporation Law of the State of

Delaware. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for unlawful stock purchases or redemptions and for any transaction from which the director derived an improper personal benefit. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Stock Option Grants

We have granted stock options to purchase shares of our common stock to our executive officers and directors. See “Principal Stockholders” and “Employee Benefit Plans — Stock Incentive Plan.”

Other Transactions

We reimburse members of the board of directors for travel related expenditures related to their services to us.

Following the offering, we intend to pay our independent directors an annual fee of $20,000. The directors will also be entitled to participate in our Stock Incentive Plan.

DESCRIPTION OF INDEBTEDNESS

The following information describes our material outstanding indebtedness. This description is only a summary. You should also refer to the relevant agreements which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Credit Facility

On August 15, 2006, Gulfstream entered into a loan agreement with Wachovia Bank for a $750,000 credit facility to finance short term and seasonal working capital needs. Advances under the line bear interest at a rate of one-month LIBOR plus 2.75%. The credit facility is payable in monthly payments of interest only and is due and payable in full on demand. We currently have $750,000 outstanding under this credit facility.

Loan Agreements

On December 29, 2005, Gulfstream entered into a loan agreement with Irwin Union Bank and Trust Company to finance our acquisition of seven EMB-120 aircraft. The loan bears interest at 6.95% per annum, and is payable in monthly principal and interest payments of $145,488, with a final balloon payment of the full remaining unpaid balance on December 29, 2010.

On March 22, 2007, Gulfstream entered into a loan agreement with Wachovia Bank in the principal amount of $1,150,000 to finance our acquisition of one EMB-120 aircraft. The loan is payable in 59 monthly principal installments of $7,858.33 and a final balloon payment of $686,358 and bears interest monthly, payable on the unpaid principal balance at the rate of LIBOR plus 2.75%.

Subordinated Debentures

On March 14, 2006, we sold units consisting of $3,320,000 principal amount of subordinated debentures and common stock warrants to help finance our acquisition of Gulfstream and the Academy. The subordinated debentures were sold in units of $1,000 bearing interest at 12% per year, payable quarterly, with each note including a warrant to purchase fourteen shares of common stock at an exercise price of $5.00 per share. The debentures mature on March 14, 2009. We have the right to prepay, without premium or penalty, any unpaid principal on the subordinated debentures. The subordinated debentures are expressly subordinated to the prior payment in full of amounts owed under all our other indebtedness. The subordinated debentures contain customary covenants and events of default.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock, as well as options and warrants to purchase our common stock, and provisions of our certificate of incorporation and our bylaws. This description is only a summary. You should also refer to our certificate of incorporation and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

We are authorized to issue up to 15,000,000 shares of common stock, par value $0.01 per share.

Common Stock

As of the date of this prospectus, there were 2,039,460 shares of common stock outstanding that were held of record by approximately 145 stockholders. There will be 3,239,460 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants, after giving effect to the sale of common stock offered in this offering.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefor, as well as any distributions to the stockholders. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Treasury Stock

We have no shares of treasury stock.

Warrants

As of the date of this prospectus, there were warrants outstanding to purchase 46,480 shares of the Company’s common stock at an exercise price of $5.00 per share which are exercisable at any time on or prior to March 14, 2011. The exercise price and the number of shares that may be purchased upon exercise of the warrants are subject to adjustment in the event of stock dividends and stock splits or combinations. In the event of any reorganization, reclassification, consolidation, merger or sale of all or substantially all of our assets, the holders of the warrants are entitled to receive the consideration they would have received if they would have exercised the warrants prior to such event.

Continental Warrant

Continental holds a warrant to purchase 10% of Gulfstream International Airlines, Inc.’s common stock. The warrants are exercisable until December 31, 2015 at a price per share of $0.001, subject to adjustments for reclassification, consolidation, merger, dividends and distributions. Under the warrant, if Gulfstream pays a cash dividend, Continental is entitled to receive cash equal to the cash dividend Continental would have been entitled to receive if Continental had exercised its warrant immediately prior to such dividend. Gulfstream has the right to call the warrant and has a right of first offer upon the sale of the warrant or shares issued upon exercise of the warrant. The warrant does not include a right to convert into the stock of the Company.

We have had discussions with Continental regarding a potential repurchase or conversion of its warrant into common stock of Gulfstream International Group, Inc. or a warrant to purchase common stock of Gulfstream International Group, Inc.

Any proposed conversion would take into account the market price of Gulfstream International Group, Inc. common stock as it related to a negotiated value of Gulfstream’s common stock. There can be no assurance that we will reach agreement with Continental to convert its warrants.

Underwriters’ Warrants

We have agreed to issue warrants to the managing underwriters to purchase from us up to 96,000 shares of our common stock. These warrants are exercisable during the four-year period commencing one year from this offering at a price per share equal to 120% of the public offering price per share in this offering and will allow for cashless exercise. The warrants will provide for registration rights, including unlimited piggyback registration rights, and customary anti-dilution provisions for stock dividends and splits and recapitalizations consistent with the NASD Rules of Fair Practice. The exercise price was negotiated between us and the underwriters as part of the underwriters’ compensation in this offering.

Options

Pursuant to our Stock Incentive Plan, options to purchase a total of 350,000 shares of our common stock are available for issuance, of which 210,324 have been granted. Any shares issued upon exercise of these options will be immediately available for sale in the public market upon our filing, after the offering, of a registration statement relating to the options, subject to the terms of lock-up agreements entered into between certain of our option holders and the underwriters.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

Interested Stockholder Transactions.  We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

In addition, some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Cumulative Voting.  Our certificate of incorporation does not permit stockholders cumulative voting in the election of directors.

Special Meeting of Stockholders.  Our bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our president, the chief executive officer, or such other persons as our board of directors may designate or by stockholders representing at least 10% of our outstanding voting stock.

Authorized But Unissued Shares.  Our authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of Gulfstream by means of a proxy contest, tender offer, merger or otherwise.

Amendments.  Our bylaws provide that they may be altered or repealed by our board of directors. However, our bylaws also provide that our stockholders may make additional bylaws and may alter or repeal any bylaw, whether or not adopted by our stockholders. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage.

American Stock Exchange Listing

Our common stock has been approved for listing on the American Stock Exchange under the symbol “GIA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its address is 59 Maiden Lane, New York, New York 10038, and its telephone number is 1-800-937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon completion of this offering and based on shares outstanding as of December 4, 2007, we will have an aggregate of 3,239,460 shares of common stock outstanding. Of these shares, the 1,200,000 shares sold in this offering, plus any shares issued upon exercise of the underwriters’ option to purchase additional shares from us, will be freely tradable without restriction under the Securities Act, unless purchased by us or our “affiliates” as that term is defined in Rule 144 under the Securities Act. Shares of the Company not registered by this registration statement and shares of the Company acquired by our “affiliates” after this offering constitute “restricted securities” within the meaning of Rule 144 and may not be offered or sold in the open market after the offering, except subject to the applicable requirements of Rule 144 or Rule 701 under the Securities Act, which are described below, or another available exemption from registration under the Securities Act.

The remaining 2,039,460 shares sold by us in reliance on exemptions from the registration requirements of the Securities Act are “restricted securities” within the meaning of Rule 144 under the Securities Act and become eligible for sale in the public market as follows:

•	beginning 90 days after the date of this prospectus, 1,205,460 shares will become eligible for sale subject to the provisions of Rules 144 and 701; and

•	beginning 180 days after the date of this prospectus, 834,000 additional shares will become eligible for sale, subject to the provisions of Rule 144, Rule 144(k) or Rule 701, upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders.

Our directors, officers and some of our stockholders who beneficially own more than 5% of our common stock have entered into lock-up agreements with the underwriters of this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our shares of common stock or any securities exercisable for or convertible into our common stock owned by them prior to this offering for a period of 180 days after the date of this prospectus without the prior written consent of Taglich Brothers. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by Taglich Brothers. Based on shares outstanding as of

December 4, 2007, taking into account the lock-up agreements, and assuming Taglich Brothers does not release stockholders from these agreements prior to the expiration of the 180-day lock-up period, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the date of this prospectus, the 1,200,000 shares sold in this offering will be immediately available for sale in the public market;

•	beginning 90 days after the date of this prospectus, 1,205,460 additional shares will become eligible for sale under Rule 144 or 701, subject to volume restrictions as described below;

•	beginning 180 days after the date of this prospectus, 834,000 additional shares will become eligible for sale under Rule 144 or 701, subject to volume restrictions as described below; and

•	the remainder of the restricted securities will be eligible for sale from time to time thereafter, subject in some cases to compliance with Rule 144.

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 32,395 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

Any of our employees, officers, directors or consultants who purchased his or her shares before the date of completion of this offering or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701. Rule 701 permits non-affiliates to sell their Rule 701 shares without complying with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144’s holding-period restrictions, in each case commencing 90 days after the date of completion of this offering, subject, however, to the lock-up agreements. See “Underwriting” for a description of the lock-up agreements.

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock following this offering. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. See “Risk Factors — Risks Related To Our Common Stock — Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that they may occur, may depress the market price of our common stock.”

Following the effectiveness of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock subject to outstanding options or reserved for issuance under our Stock Incentive Plan thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act, subject to any applicable lock-up agreements. Such registration statements will become effective immediately upon filing.

UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS

This is a summary of U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to non-U.S. holders, as defined below. This summary is based on the Internal Revenue Code of 1986 as amended, or the Code, Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to any of which subsequent to the date of the registration statement may affect the tax consequences described herein. We undertake no obligation to update this tax summary in the future. This summary applies only to non-U.S. holders that will hold our common stock as capital assets (generally, an asset held for investment purposes). This summary does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction. In addition, this summary does not address tax consequences applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules including, without limitation:

•	Banks, insurance companies or other financial institutions;

•	Persons subject to alternative minimum tax;

•	Tax-exempt organizations;

•	Dealers in securities or currencies;

•	Traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	Partnerships or other pass-through entities;

•	“Controlled foreign corporations,” “passive foreign corporations,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the United States;

•	Persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	Persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

This discussion is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any foreign, state or local taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this summary, you are a non-U.S. holder, if you are a holder that, for U.S. federal income tax purposes, is other than:

•	An individual who is a citizen or resident of the United States;

•	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state therein or the District of Columbia;

•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	A trust, if a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Dispositions

Dividends on Common Stock.  In general, if distributions are made on shares of our common stock, such distributions will be treated as dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will constitute a return of capital and will first reduce your basis in our common stock, but not below zero. To the extent such portion exceeds your basis, the excess will be treated as gain from the disposition of our common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock.”

Any dividend paid to you generally will be subject to the U.S. withholding tax at either a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable treaty.

Dispositions of Common Stock.  You generally will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of our common stock unless:

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you); or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (“USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.

If you are an individual non-U.S. holder described in the first bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. If you are a non-U.S. holder described in the second bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the second bullet above may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. You should consult any applicable income tax treaties that may provide for different results.

Information Reporting and Backup Withholding

Information Reporting.  Generally, we must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to those payments. These information reporting requirements apply even if withholding is not required. Pursuant to tax treaties or other agreements, the IRS may make such information available to tax authorities in your country of residence. The payment of proceeds from the sale of common stock by a broker to a non-U.S. holder is generally not subject to information reporting if:

•	you certify your non-U.S. status under penalties of perjury by providing a properly executed IRS Form W-8BEN, or otherwise establishes an exemption; or

•	the sale of the common stock is effected outside the U.S. by a foreign office of a broker, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the U.S.;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits interest of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

Backup Withholding.  Backup withholding (currently at a rate of 28%) is only required on payments that are subject to the information reporting requirements, discussed above, and if other requirements are satisfied. Even if the payment of proceeds from the sale of our common stock is subject to the information reporting requirements, the payment of sale proceeds from a sale outside the U.S. will not be subject to backup withholding unless either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person. Backup withholding does not apply when any other provision of the Code requires withholding. For example, if dividends are subject to the withholding tax described above under “Dividends on Common Stock,” backup withholding will not also be imposed. Thus, backup withholding may be required on payments subject to information reporting, but not otherwise subject to withholding.

Backup withholding is not an additional tax. Any amount withheld under these rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished timely to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2007, we have agreed to sell to the underwriters named below, for whom Taglich Brothers, Inc. is acting as representative, shares of our common stock offered through this prospectus:

Underwriter	Number of Shares

Taglich Brothers, Inc.

Avondale Partners, LLC

Maxim Group LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering terminated.

Over-Allotment Option

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 180,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

Underwriting Discounts and Offering Expenses

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

		Without	With Full
		Exercise of	Exercise of
		Over-	Over-
		allotment	allotment
	Per Share	Option	Option

Public offering price	$9.00	$10,800,000	$12,420,000
Underwriting discount	$.72	$864,000	$993,600
Proceeds, before expenses to us	$8.28	$9,936,000	$11,426,400

The expenses of this offering, not including the underwriting discount, are estimated at $1,500,000 and are payable by us. This includes accountable expenses payable to the underwriters in the estimated amount of $25,000.

We have agreed to issue warrants to the managing underwriters, Taglich Brothers, Inc. and Avondale Partners, LLC, to purchase from us up to 96,000 shares of our common stock. These warrants are exercisable during the four-year period commencing one year from this offering at a price per share equal to 120% of the public offering price per share in this offering and will allow for cashless exercise. The warrants will provide for registration rights, including a one-time demand registration right and unlimited piggyback registration rights, and customary anti-dilution provisions for stock dividends and splits and recapitalizations consistent with the NASD Rules of Fair Practice. The exercise price was negotiated between us and the underwriters as part of the underwriters’ compensation in this offering. These warrants are subject to a lock-up agreement for a period of 180 days after the date of this prospectus pursuant to NASD rule 2710(g)(1).

Determination of Offering Price

This offering is being conducted in accordance with applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. because affiliates of Taglich Brothers, one of the underwriters, beneficially own 10% or more of our common stock. In addition, Douglas E. Hailey, a member of our board of directors, is an affiliate of Taglich Brothers, Inc. Rule 2720 requires that the public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, SMH Capital Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The public offering price of the shares of common stock is no higher than the price recommended by SMH Capital Inc. We have agreed to indemnify SMH Capital Inc. for any liability it incurs as a result of its service as the qualified independent underwriter in connection with the offering. We have also agreed to pay SMH Capital Inc. a fee of $150,000 and reimburse them for any fees and expenses incurred in this capacity, which fees and expenses will be less than $10,000.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the underwriters. A pricing committee of our board of directors will approve the initial public offering price following such negotiations. Principal factors we expect to be considered in these negotiations include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for our industry;

•	the ability of our management;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future operational results;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and demand for, publicly traded common stock of comparable companies.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

Listing

Our common stock has been approved for listing on the American Stock Exchange under the symbol “GIA.”

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in that respect.

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Taglich Brothers, Inc., for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date of this prospectus.

All of our officers and directors and our stockholders who beneficially own more than 5% of our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Taglich Brothers, Inc. for a period of 180 days after the date of this prospectus. Pursuant to the terms of the lock-up agreement, Taglich Brothers, Inc. may waive the lock-up restrictions, but has informed us that it intends to do so only in extraordinary circumstances such as death, divorce or financial necessity.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other

Taglich Brothers, Inc. and its affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking, and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Bryan Cave LLP. Bryan Cave LLP has in the past performed legal services for Taglich Brothers, Inc. and may do so again in the future. Baker & McKenzie LLP will pass on certain matters for the underwriters.

EXPERTS

Rotenberg Meril Solomon Bertiger & Guttilla, P.C., independent registered public accounting firm, have audited our financial statements as of December 31, 2006, 2005 and 2004, as set forth in their reports. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Rotenberg Meril Solomon Bertiger & Guttilla, P.C.’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

You may read and copy all or any portion of the registration statement or any other information that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site (http://www.sec.gov).

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and, in accordance with those requirements, will file periodic reports, proxy statements and other information with the SEC. This prospectus includes statistical data that were obtained or derived from independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma financial statement should be read in conjunction with our consolidated financial statements and related notes, and other financial information appearing elsewhere in this Prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data.”

The unaudited pro forma statements of income and the related earnings per share calculations give effect to the following transactions:

1. The acquisition of Gulfstream and the Academy, which was closed on March 14, 2006, as if it occurred on January 1, 2006.

2. The sale of 1,640,000 shares of common stock issued as part of the financing for the acquisition, which occurred on March 14, 2006, as if it occurred on January 1, 2006.

3. The Company plans on redeeming the $3.32 million subordinated debentures issued as part of the financing of the acquisition with proceeds from the offering. The issuance of 472,262 shares of common stock needed to redeem the subordinated debentures was given effect as if it occurred on January 1, 2006. The number of shares to be issued gives effect to the underwriting discount and estimated other offering costs (approximately $1.97 per share).

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

The unaudited pro forma financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that would have been reported had the acquisitions been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

The following table summarizes the allocation of the aggregate purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, March 14, 2006.

Current assets	$7,702,409
Property and equipment	15,089,309
Intangible assets:
Affiliation Agreement	1,718,598
Operating Certificate	2,383,162
Tradename	680,000
Goodwill	5,855,871
Deferred tax assets	1,114,605
Other assets	1,383,518

Total assets acquired	35,927,472
Less total liabilities	25,197,649

Fair value of net assets acquired	$10,729,823

The property and equipment was recorded at fair value resulting in a $4.7 million increase in the book value of seven owned Embraer EMB120 Brasilia aircraft, based upon an independent appraisal. The intangible assets (Note (6) Intangible Assets) relate to GIA’s Affiliation Agreement with Continental, its FAA FAR 121 Operating Certificate, and the Gulfstream Training Academy, Inc. trade name, and the fair value of each asset was determined based upon an independent appraisal.

	Unaudited Pro Forma Statement of Income
	For the Nine Months Ended September 30, 2006
			IPO and
			Acquisition
	Predecessor	Successor	Related
	Company	Company	Pro Forma
	Actual	Actual	Adjustments		Pro Forma
	(In thousands, except per share data)

Operating Revenues
Passenger revenue	$20,264	$55,871	$—		$76,135
Academy, charter and other revenue	1,103	3,329	—		4,432

Total Operating Revenues	21,367	59,200	—		80,567

Operating Expenses
Flight operations	7,965	24,105	—		32,070
Maintenance	3,843	11,846	—		15,689
Passenger and traffic service	4,798	12,102	—		16,900
Promotion and sales	1,561	4,603	—		6,164
General and administrative	1,011	2,483	42	(1)	3,536
Depreciation and amortization	503	1,880	169	(2)(3)	2,552

Total Operating Expenses	19,681	57,019	211		76,911

Operating income	1,686	2,181	(211)		3,656
Non-operating (expense) income
Interest expense	(158)	(713)	266	(4)	(605)
Other income (expense), net	(5)	185	—		180

Income before provision for income taxes and minority interest	1,523	1,653	55		3,231
Provision for income taxes	523	577	21	(5)	1,121

Income before minority interest	1,000	1,076	34		2,110
Minority interest	—	(11)	—		(11)

Net income	$1,000	$1,065	$34		$2,099

Net income per share(6):
Basic		$0.68			$0.85
Diluted		$0.60			$0.77
Shares used in calculating net income per share(6):
Basic and diluted		1,564,621			2,471,641

(1)	Represents the effect of the management services fee of $200,000 payable annually to Weatherly Group LLC for the period from January 1, 2006 to March 14, 2006.

(2)	Represents depreciation expense of $111,000 applicable to the period from January 1, 2006 to March 14, 2006 related to the $4.665 million increase in fair value associated with aircraft. The depreciation expense is based on a 20% residual value and a seven-year (7) useful life.

(3)	Represents amortization expense of $58,000 applicable to the period from January 1, 2006 to March 14, 2006 related to the $1.719 million increase in fair value associated with the Affiliation Agreement. The amortization expense is based on a useful life of seventy-four (74) months.

(4)	Represents the reversal of interest expense of $216,000 on the 12% subordinated debentures of $3.32 million, which were redeemed for pro forma purposes on January 1, 2006, amortization of deferred debt costs of $41,000 and amortization of debt discount of $9,000 for the period March 15, 2006 through September 30, 2006. Deferred debt costs and debt discount totaling $367,000 were being amortized over the three-year term of the debt on the interest method.

(5)	Represents the tax effect of the pro forma adjustments at an effective tax rate of 38%.

(6)	Earnings per share were calculated as follows:

	Actual	Pro Forma
	(In thousands)

Net income	$1,065	$2,099
Effect of GIA warrants	(122)	(184)

Net income — diluted	$943	$1,915

Weighted average of shares outstanding	1,564,621	1,999,379	(a)
Shares issued for the redemption of subordinated debentures	—	472,262

Weighted average of shares outstanding — basic and diluted	1,564,621	2,471,641

Earnings per common share:
Basic	$0.68	$0,85
Diluted	$0.60	$0.77

(a) Pro forma weighted average of shares outstanding include the effect of the sale of 1,640,000 shares of common stock issued as part of the financing for the acquisition, which occurred on March 14, 2006, as if it occurred on January 1, 2006.

	Unaudited Pro Forma Statement of Income
	For The Year Ended December 31, 2006
			IPO and
			Acquisition
	Predecessor	Successor	Related
	Company	Company	Pro Forma
	Actual	Actual	Adjustments		Pro Forma
	(In thousands, except per share data)

Operating Revenues
Passenger revenue	$20,264	$78,290	$—		$98,554
Academy, charter and other revenue	1,103	5,400	—		6,503

Total Operating Revenues	21,367	83,690	—		105,057

Operating Expenses
Flight operations	2,462	10,727	—		13,189
Aircraft fuel	4,203	19,356	—		23,559
Aircraft rent	1,300	4,891	—		6,191
Maintenance	3,843	17,394	—		21,237
Passenger and traffic service	4,798	17,373	—		22,171
Promotion and sales	1,561	6,359	—		7,920
General and administrative	1,011	3,763	42	(1)	4,816
Depreciation and amortization	503	2,726	169	(2)(3)	3,398

Total Operating Expenses	19,681	82,589	211		102,481

Operating income	1,686	1,101	(211)		2,576
Non-operating (expense) income
Interest expense	(158)	(954)	392	(4)	(720)
Other income (expense), net	(5)	180	—		175

Income before provision for income taxes and minority interest	1,523	327	181		2,031
Provision for income taxes	523	137	(69	)(5)	729

	Unaudited Pro Forma Statement of Income
	For The Year Ended December 31, 2006
			IPO and
			Acquisition
	Predecessor	Successor	Related
	Company	Company	Pro Forma
	Actual	Actual	Adjustments	Pro Forma
	(In thousands, except per share data)

Income before minority interest	1,000	190	112	1,302
Minority interest	—	(5)	—	(5)

Net income	$1,000	$185	$112	$1,297

Net income per share(6):
Basic		$0.11		$0.52
Diluted		$0.08		$0.48
Shares used in calculating net income per share(6):
Basic		1,680,480		2,478,278

(1)	Represents the effect of the management services fee of $200,000 payable annually to Weatherly Group LLC for the period from January 1, 2006 to March 14, 2006.

(2)	Represents depreciation expense of $111,000 applicable to the period from January 1, 2006 to March 14, 2006 related to the $4.665 million increase in fair value associated with aircraft. The depreciation expense is based on a 20% residual value and a seven-year (7) useful life.

(3)	Represents amortization expense of $58,000 applicable to the period from January 1, 2006 to March 14, 2006 related to the $1.719 million increase in fair value associated with the Affiliation Agreement. The amortization expense is based on a useful life of seventy-four (74) months.

(4)	Represents the reversal of interest expense of $315,000 on the 12% subordinated debentures of $3.32 million, which were redeemed for pro forma purposes on January 1, 2006, amortization of deferred debt costs of $62,000 and amortization of debt discount of $15,000 for the period March 15, 2006 through December 31, 2006. Deferred debt costs and debt discount totaling $367,000 were being amortized over the three-year term of the debt on the interest method.

(5)	Represents the tax effect of the pro forma adjustments at an effective tax rate of 38%.

(6)	Earnings per share were calculated as follows:

	Actual	Pro Forma
	(In thousands,
	except per share data)

Net income	$185	$1,297
Effect of GIA warrants	(52)	(115)

Net income — diluted	$133	$1,182

Weighted average of shares outstanding	1,680,840	2,006,016	(a)
Shares issued for the redemption of subordinated debentures	—	472,262

Weighted average of shares outstanding — basic and diluted	1,680,480	2,478,278

Earnings per common share:
Basic	$0.11	$0.52
Diluted	$0.08	$0.48

(a)	Pro forma weighted average of shares outstanding include the effect of the sale of 1,640,000 shares of common stock issued as part of the financing for the acquisition, which occurred on March 14, 2006, as if it occurred on January 1, 2006.

	Unaudited Pro Forma Statement of Income for the Nine Months Ended September 30, 2007
		IPO and
	Successor	Acquisition
	Company	Pro Forma
	Actual	Adjustments		Pro Forma
	(In thousands, except per share data)

Operating Revenues
Passenger revenue	$81,246	$—		$81,246
Academy, charter and other revenue	5,429	—		5,429

Total Operating Revenues	86,675	—		86,675

Operating Expenses
Flight operations	34,788	—		34,788
Maintenance	17,857	—		17,857
Passenger and traffic service	17,830	—		17,830
Promotion and sales	5,977	—		5,977
General and administrative	3,987	—		3,987
Depreciation and amortization	2,802	—		2,802

Total Operating Expenses	83,241	—		83,241

Operating income	3,434	—		3,434
Non-operating (expense) income
Interest expense	(883)	383	(1)	(500)
Other Income (expense), net	155	—		155

Income before provision for income taxes	2,706	383		3,089
Provision for income taxes	1,026	146	(2)	1,172

Net income	$1,680	237		$1,917

Earnings per common share(3):
Basic	$0.83			$0.76
Diluted	$0.72			$0.68
Shares used in calculating earnings per common share(3):
Basic and diluted	2,034,552			2,506,814

(1)	Represents interest expense of $299,000 on the 12% subordinated debentures of $3.32 million, amortization of deferred debt costs of $71,000 and amortization of debt discount of $13,000 for the nine months ended September 30, 2007. Deferred debt costs and debt discount totaling $367,000 are being amortized over the three year term of the debt on the interest method.

(2)	Represents the tax effect of the pro forma adjustments at an effective tax rate of 38%.

(3)	Earnings per common share were calculated as follows:

	Actual	Pro Forma
	(In thousands, except per share data)

Net income	$1,680	$1,917
Effect of GIA warrants	(207)	(207)

Net income — diluted	$1,473	$1,710

Weighted average of shares outstanding	2,034,552	2,034,552
Shares issued for redemption of subordinated debentures	—	472,262

Weighted average of shares outstanding — basic and diluted	2,034,552	2,506,814

Earnings per common share:
Basic	$0.83	$0.76
Diluted	$0.72	$0.68

INDEX TO FINANCIAL STATEMENTS

Unaudited Interim Financial Statements

Consolidated Balance Sheets as of December 31, 2006 and September 30, 2007	F-2
Consolidated Statements of Income for the Period from January 1, 2006 to March 14, 2006 and for the Nine Months Ended September 30, 2006 and 2007	F-3
Consolidated Statements of Stockholders’ Equity for the Period from January 1, 2006 to March 14, 2006 and for the Nine Months Ended September 30, 2006 and 2007	F-4
Consolidated Statements of Cash Flows for the Period from January 1, 2006 to March 14, 2006 and for the Nine Months Ended September 30, 2006 and 2007	F-5
Notes to Consolidated Financial Statements	F-7

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-10
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-11
Consolidated Statements of Income for the Years Ended December 31, 2004, 2005 and 2006, and for the Periods from December 20, 2005 (inception) to December 31, 2005 and January 1, 2006 to March 14, 2006
F-12
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2004, 2005 and 2006 and for the Periods from December 20, 2005 (inception) to December 31, 2005 and January 1, 2006 to March 14, 2006
F-13
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006, and for the Periods from December 20, 2005 (inception) to December 31, 2005 and January 1, 2006 to March 14, 2006
F-14
Notes to Consolidated Financial Statements	F-16

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND SEPTEMBER 30, 2007

	December 31,	September 30,
	2006	2007
	(Restated)	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$3,143,015	$3,268,337
Accounts receivable, net	3,384,445	1,665,428
Due from related entity	606,438	734,017
Expendable parts, net of reserve for obsolescence	1,548,459	2,169,200
Prepaid expenses	516,929	251,794

Total Current Assets	9,199,286	8,088,776

Property and Equipment
Flight equipment	19,664,682	24,151,920
Other property and equipment	4,203,282	4,661,655
Less — accumulated depreciation	(9,326,367)	(10,796,690)

Property and Equipment, net	14,541,597	18,016,885

Intangible assets, net	4,563,773	4,352,656
Goodwill	5,855,871	5,857,118
Deferred tax assets	1,023,304	347,310
Other assets	1,796,410	2,249,056

Total Assets	$36,980,241	$38,911,801

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$10,976,933	$11,591,291
Long-term debt — current portion	1,273,416	2,152,428
Engine return liability — current portion	3,060,417	2,800,000
Air traffic liability	1,350,420	1,356,824
Deferred tuition revenue	280,660	410,293

Total Current Liabilities	16,941,846	18,310,836

Long-term Liabilities
Long-term debt, net of current portion	6,250,391	6,280,882
Subordinated debentures, net of debt issuance costs	3,272,815	3,287,303
Engine return liability, net of current portion	2,489,410	1,156,077

Total Liabilities	28,954,462	29,035,098

Minority Interest	5,340	—

Stockholders’ Equity
Common stock	20,294	20,394
Additional paid-in capital	7,754,600	7,930,830
Common stock warrants	61,082	61,082
Retained earnings	184,463	1,864,397

Total Stockholders’ Equity	8,020,439	9,876,703

Total Liabilities & Stockholders’ Equity	$36,980,241	$38,911,801

The accompanying notes are an integral part of these consolidated financial statements.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
NINE MONTHS ENDED SEPTEMBER 30, 2006 and 2007
(Unaudited)

	Predecessor	Successor
	Period from	Nine Months	Nine Months
	January 1	Ended	Ended
	to March 14,	September 30,	September 30,
	2006	2006	2007
	(Restated)

Operating Revenues
Passenger revenue	$20,263,834	$55,871,432	$81,246,073
Academy, charter and other revenue	1,103,000	3,328,799	5,428,981

Total Operating Revenues	21,366,834	59,200,231	86,675,054

Operating Expenses
Flight operations	7,964,882	24,105,290	34,787,989
Maintenance	3,842,500	11,845,691	17,856,572
Passenger and traffic service	4,797,441	12,102,367	17,829,813
Promotion and sales	1,560,947	4,602,759	5,977,353
General and administrative	1,010,126	2,482,635	3,987,794
Depreciation and amortization	504,926	1,880,593	2,801,767

Total Operating Expenses	19,680,822	57,019,335	83,241,288

Operating income	1,686,012	2,180,896	3,433,766
Non-operating (expense) income
Interest expense	(157,603)	(713,082)	(883,379)
Other income (expense), net	(4,780)	185,150	155,177

Income before provision for income taxes and minority interest	1,523,629	1,652,964	2,705,564
Provision for income taxes	523,359	577,237	1,025,630

Income before minority interest	1,000,270	1,075,727	1,679,934
Minority interest	—	(11,074)	—

Net income	$1,000,270	$1,064,653	$1,679,934

Net income per share:
Basic	—	$0.68	$0.83
Diluted	—	$0.60	$0.72
Shares used in calculating net income per share:
Basic and diluted	—	1,564,621	2,034,552

The accompanying notes are an integral part of these consolidated financial statements.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007
(Unaudited)

	Common Stock		Additional	Common Stock Warrants
	Number of		paid-in	Number of		Retained	Treasury
	Shares	Amount	capital	Shares	Value	Earnings	Stock	Total

PREDECESSOR:
Balance December 31, 2005 (Restated)		$14,821	$6,658,784	—	—	$(3,829,550)	$(6,000,000)	$(3,155,945)
Net Income, January 1 to March 14, 2006		—	—	—	—	1,000,270	—	1,000,270
Dividends paid		—	—	—	—	(53,000)	—	(53,000)

Balance March 14, 2006 (Restated)	—	$14,821	$6,658,784	—	—	$(2,882,280)	$(6,000,000)	$(2,208,675)

SUCCESSOR:
Balance December 31, 2005	350,000	$3,500	$66,500	—	—	—	—	$70,000
Issuance of common stock to private investors	1,662,000	16,620	7,523,460	—	—		—	7,540,080
Valuation of warrants issued with subordinated debt	—	—	—	46,480	61,082	—	—	61,082
Share based compensation	—	—	64,395	—	—	—	—	64,395
Net Income	—	—	—	—	—	1,064,613	—	1,064,613

Balance September 30, 2006	2,012,000	$20,120	$7,654,355	46,480	$61,082	$1,064,613	$—	$8,800,170

Balance December 31, 2006 (Restated)	2,029,460	$20,294	$7,754,600	46,480	$61,082	$184,463	$—	$8,020,439
Issuance of common stock to private investors	10,000	100	49,900	—	—	—	—	50,000
Share based compensation	—	—	126,330	—	—	—	—	126,330
Net Income	—	—	—	—	—	1,679,934	—	1,679,934

Balance September 30, 2007	2,039,460	$20,394	$7,930,830	46,480	$61,082	$1,864,397	$—	$9,876,703

The accompanying notes are an integral part of these consolidated financial statements.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007
(Unaudited)

	Predecessor	Successor
	Period from	Nine Months	Nine Months
	January 1	Ended	Ended
	to March 14,	September 30,	September 30,
	2006	2006	2007
	(Restated)

Net income	$1,000,270	$1,064,613	$1,679,934
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	504,926	2,064,472	2,996,390
Deferred income tax provision (benefit)	494,879	(46,257)	675,994
Share-based compensation	—	64,395	126,330
Minority interest	—	11,114	(5,340)
Changes in operating assets and liabilities:
Decrease (increase) in receivables	(1,191,416)	2,301,462	1,719,017
Decrease (increase) in expendable parts	124,399	(124,517)	(620,741)
Decrease (increase) in prepaid expense	32,026	(13,045)	265,135
Decrease (increase) in due from affiliates	(27,531)	(242,548)	(209,256)
Increase in other assets	(17,654)	(70,777)	(593,132)
Increase (decrease) in accounts payable and accrued expenses	(1,856,290)	1,428,981	614,358
Increase in deferred revenue and refundable deposits	58,664	(259,810)	136,037
Increase (decrease) in engine return liability	430,685	—	(1,593,750)

Net cash provided by (used in) operating activities	(447,042)	6,178,083	5,190,976

Cash Flows From Investing Activities:
Acquisition of property and equipment	(970,872)	(1,060,042)	(4,873,910)
Cash acquired in acquisition	—	1,917,265	—
Cash paid for acquisition	—	(10,729,823)	—

Net cash used in investing activities	(970,872)	(9,872,600)	(4,873,910)

Cash Flows From Financing Activities:
Proceeds from borrowings	8,737	3,320,000	750,000
Repayments of debt	(206,553)	(1,631,600)	(990,497)
Payment of loan fees	—	(305,988)	—
Proceeds from issuance of common stock	—	7,540,080	50,000
Proceeds from collections of stock subscriptions receivable	—	60,800	—
Redemption of minority stockholders of a subsidiary	—	—	(1,247)
Dividends paid	(53,000)	—	—

Net cash provided by (used in) financing activities	(250,816)	8,983,292	(191,744)

Net increase (decrease) in cash and cash equivalents	(1,668,730)	5,288,775	125,322
Cash and cash equivalents, beginning of period	3,585,995	—	3,143,015

Cash and cash equivalents, end of period	$1,917,265	$5,288,775	$3,268,337

The accompanying notes are an integral part of these consolidated financial statements.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
NINE MONTHS ENDED SEPTEMBER 30, 2006 and 2007
(Unaudited)

Supplemental disclosure of cash flow information:

	Predecessor	Successor
	Period from	Nine	Nine
	January 1	Months Ended	Months Ended
	to March 14,	September 30,	September 30,
	2006	2006	2007
(Restated)

Cash paid during the period for interest	$150,036	$397,361	$688,401
Cash paid during the period for income taxes	—	—	—

Supplemental disclosure of non-cash investing and financing activities:

During the period January 1, 2006 to March 14, 2006, GIA acquired vehicles by the issuance of notes payable totalling $44,082.

During the nine months ended September 30, 2006, the Company issued warrants with its subordinated debentures valued at $61,082.

On March 22, 2007, the Company issued a promissory note for $1,150,000 for the acquisition of an EMB-120 aircraft.

The accompanying notes are an integral part of these consolidated financial statements.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2006 and 2007

(1)	Basis of Presentation

Gulfstream International Group, Inc. (“GIG”) was incorporated in Delaware in December 2005 as Gulfstream Acquisition Group, Inc., and changed its name to Gulfstream International Group, Inc. on June 13, 2007. GIG was formed for the purpose of acquiring Gulfstream International Airlines, Inc. (“GIA” or “Airline”), a wholly-owned subsidiary G-Air Holdings Corp., Inc. (“G-Air”), and Gulfstream Training Academy, Inc. (“GTA” or “Academy”), collectively referred to as the “Company” or “Successor”. On March 14, 2006, GIG closed the sale of its equity and debt securities and immediately thereafter acquired 89.2% of the stock of G-Air and 100% of the stock of GTA. As of June 30, 2007, GIG had acquired 100% of G-Air. The Successor period includes the accounts of GIG and the consolidated accounts of G-Air and GTA subsequent to the acquisition on March 14, 2006.

Prior to the acquisition, the consolidated financial statements include the consolidated accounts of G-Air and GIA and the combined accounts of GTA. These consolidated financial statements are labeled as “Predecessor” and cover the period from January 1, 2006 to March 14, 2006 (“Interim 2006”).

The merger of G-Air Holdings Corp., a Florida corporation, and GIA Holdings Corp, Inc., a Delaware corporation, was completed as of March 26, 2007. The surviving entity is GIA Holdings Corp., Inc.

All intercompany accounts and transactions have been eliminated in the combined consolidated financial statements.

(2)	Restatement of Consolidated Financial Statements

The Company restated its consolidated financial statements for the following matters:

A. Subsequent to the original issuance of the Company’s consolidated financial statements on July 5, 2007, the Predecessor determined that it should accrue an additional $800,000 relating to maintenance work not covered by the new engine services agreement it signed in March 2007. As a result, maintenance expense increased by $230,000 in 2003, $260,000 in 2004, $250,000 in 2005 and $60,000 for the period January 1, 2006 to March 14, 2006. The Predecessor increased its engine return liability by $740,000 at December 31, 2005 and $800,000 at March 14, 2006 and the Successor increased its engine return liability by $800,000 at December 31, 2006. As a result of the accrual, the Predecessor reduced its income tax expense and increased its deferred tax assets by $86,549 in 2003, $97,838 in 2004, $94,075 in 2005 and $22,578 for the period January 1, 2006 to March 14, 2006.

B. The Predecessor corrected the income tax calculation as of January 1, 2003. The Predecessor had incorrectly calculated its net operating loss carry forward. As a result, the Predecessor increased its deferred tax assets by $101,724. The total change to deferred tax assets resulting from this correction and the changes described in Item A at December 31, 2005 amounted to $380,186. In addition, the Predecessor increased its income tax payable (reflected in accounts payable and accrued expenses) by $11,224.

C. The Successor corrected its income tax calculations for 2006. As a result, the Successor decreased deferred tax assets by $139,488, increased income tax receivable (reflected in prepaid expenses) by $75,551, decreased income taxes payable (reflected in accounts payable and accrued expenses) by $49,601 and increased income tax expense by $14,336.

D. The Predecessor revalued certain warrants issued as part of its debt restructuring in 2003. The Predecessor initially valued the warrants at $11 million based upon call options to repurchase the warrants prior to their expiration. The Predecessor has now determined that the value of the warrants should have been $2 million based upon a third party transaction. At December 31, 2004 and 2005, and at March 14,

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2006, the revaluation resulted in the decrease in additional paid-in capital and a decrease in accumulated deficit of $9 million.

E. The Successor segregated amounts owed by a related entity from accounts receivable. As a result, accounts receivable was reduced by $606,438 at December 31, 2006.

The result of these restatements was to decrease the net income of the Predecessor by $37,422 for the period January 1, 2006 to March 14, 2006 and to increase stockholders’ deficit at December 31, 2005 by $371,038 and $408,460 at March 14, 2006. The restatements decreased stockholders’ equity of the Successor by $14,336 at December 31, 2006.

The accompanying financial statements have been prepared by the Company, without an audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures, normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the United States, have been condensed or omitted pursuant to those rules and regulations. However, the Company believes that the disclosures made are adequate to make the information presented not misleading when read in conjunction with the audited financial statements and the notes thereto included in this Prospectus. Management believes that the financial statements contain all adjustments necessary for a fair statement of the results for the interim periods presented. All adjustments made were of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

(3)	Property and Equipment

On March 22, 2007, the Company purchased for the sum of $1,150,000 one (1) 1990 Embraer 120 EMB-120ER twin engine aircraft consisting of an airframe, including all avionics, instruments and other equipment associated with said aircraft, together with two (2) installed Pratt & Whitney Canada PW-118 engines and two Hamilton Standard 14 RF-9 propellers.

The purchase was financed by the issuance of a promissory note to a financial institution for the same amount. The aircraft will be refurbished as necessary and is expected to be placed in service before the end of 2007.

Major engine maintenance for our Embraer 120 Brasilia owned aircraft, which were purchased in 2004 and 2005, is based on the built-in overhaul method. In accordance with this method, when major overhaul expenses are incurred, any unamortized balances are charged to expense currently, the fully-depreciated asset and related accumulated depreciation accounts are eliminated, and the cost of the new overhaul is capitalized and amortized in the same manner. For the nine months ended September 30, 2007, the Company retired fully-depreciated engine overhaul assets by reducing both flight equipment and accumulated depreciation by $1,101,971.

(4)	Long-Term Debt

In conjunction with the purchase of the aircraft described in Note (2), the Company issued on March 22, 2007 a promissory note for $1,150,000 to a financial institution, secured by the aircraft. The note is payable in 59 monthly principal installments of $7,858.33 and a final balloon payment of $686,358 and bears interest monthly, payable on the unpaid principal balance at the rate of LIBOR plus 2.75%.

(5)	Stock Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (“SFAS No. 123(R)”). Prior to January 1, 2006, there were no stock options outstanding.

On January 26, 2007, the Company granted 102,000 stock options to employees under the Company’s Stock Incentive Plan (“Plan”) at an exercise price of $5.00 per share. The options vests at the following rate — 20% at grant date and 20% annually thereafter. The options expire on January 26, 2017. In addition, the Company

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

granted 4,000 stock options to two directors under the Plan at an exercise price of $5.00 per share. The options vested immediately and expire on January 26, 2017. The fair value of the stock options has been estimated as of the grant date using the Black-Scholes option pricing model. The following table shows the assumptions used and weighted average fair value for the grants in the nine months ended September 30, 2007.

Expected annual dividend rate	0.0%
Risk-free interest rate	4.66 - 4.76%
Average expected life (years)	5.9
Expected volatility of common stock	41.8%
Forfeiture rate	0.0%
Weighted average fair value of option grants	$2.38

The fair value of the underlying common stock was determined by the Company to be $5.00, which was based on the value paid by investors when the Company was acquired on March 14, 2006. The Company did not secure an independent valuation, because it concluded that an independent valuation would not result in a more meaningful or accurate determination of fair value in the circumstances. The Company’s business fundamentals had not changed appreciably between the acquisition date and the date on which the options were granted, January 26, 2007. In addition, as of the time of the option grant the Company had engaged new auditors to review its accounting policies and complete audits of its historical financial statements, it was in the process of adopting a new accounting pronouncement (FSP No. AUG AIR-1) to account for engine maintenance on its owned airplanes, and it was negotiating a new engine maintenance agreement for leased airplanes, all of which may have had an undetermined but potentially significant impact on its financial statements. As a result, the Company concluded that the value paid by investors when the Company was acquired on March 14, 2006 was the most accurate indicator of fair value, given the uncertainty of the circumstances.

As required by SFAS 123(R), the Company records share-based compensation expense only for those options that are expected to vest. The estimated fair value of the stock options is amortized over the vesting period of the respective stock option grants. During the nine months ended September 30, 2007, the Company recorded compensation expense of $126,330.

(6)	Earnings Per Share

The Company computes earnings per share in accordance with the provisions of SFAS No. 128, “Earnings per Share”. Under the provisions of SFAS No. 128, basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period presented. Diluted net income per share reflects the potential dilution that could occur from common stock issuable through stock based compensation including stock options, restricted stock awards, warrants and other convertible securities.

	Nine Months Ended September 30,
	2006	2007

Net income	$1,064,613	$1,679,934
Effect of GIA warrants	(122,421)	(207,422)

Net income-diluted	$942,192	$1,472,512

Weighted average of shares outstanding — basic and diluted	1,564,621	2,034,552

Earnings per common share:
Basic	$0.68	$0.83
Diluted	$0.60	$0.72

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Gulfstream International Group, Inc.

We have audited the accompanying consolidated balance sheets of Gulfstream International Group, Inc. (the “Successor Company”) as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year ended December 31, 2006 and the period from December 20, 2005 (date of inception) to December 31, 2005. We have also audited the accompanying consolidated balance sheet of G-Air Holdings, Inc. and Subsidiary and Affiliate (the “Predecessor Company”) as of December 31, 2005 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the period January 1, 2006 to March 14, 2006 and the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes accessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Successor Company as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the year ended December 31, 2006 and the period from December 20, 2005 (date of inception) to December 31, 2005, and the financial position of the Predecessor Company as of December 31, 2005 and the results of operations and its cash flows for the period January 1, 2006 to March 14, 2006 and the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company restated its consolidated financial statements to reflect corrections for (a) the accrual of additional engine return liabilities and the related tax effects; (b) deferred tax assets from 2003; (c) the income tax calculations for 2006; (d) the revaluation of certain warrants; (e) the adjustment of deferred tax assets and goodwill relating to its acquisition; and (f) the classification of amounts due from a related entity. These changes resulted in a decrease of net income of the Predecessor Company of $162,162 for 2004, $155,925 for 2005, $37,422 for Interim 2006, a decrease in net income of the Successor Company of $14,336 for 2006 (less than $0.01 per share) and to increase the stockholders’ deficit at December 31, 2005 of the Predecessor Company by $371,038 and to decrease the stockholders’ equity of the Successor Company by $14,336.

As discussed in Notes 1 and 2 to the consolidated financial statements, the Successor Company acquired the Predecessor Company on March 14, 2006 in a transaction accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.”

/s/  Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, NJ
November 2, 2007

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2006
(Restated)

	Predecessor	Successor
	2005	2005	2006

ASSETS
Current Assets
Cash and cash equivalents	$3,585,995	$—	$3,143,015
Accounts receivable, net	2,361,626	—	3,384,445
Due from related entity	464,635	—	606,438
Stock subscriptions receivable	—	70,000	—
Expendable parts, net of reserve for obsolescence	1,640,973	—	1,548,459
Prepaid expenses	235,491	—	516,929

Total Current Assets	8,288,720	70,000	9,199,286

Property and Equipment
Flight equipment	12,096,752	—	19,664,682
Other property and equipment	3,805,479	—	4,203,282
Less — accumulated depreciation	(5,992,638)	—	(9,326,367)

Property and Equipment, net	9,909,593	—	14,541,597

Intangible assets, net	—	—	4,563,773
Goodwill	—	—	5,855,871
Deferred tax assets	4,011,478	—	1,023,304
Other assets	1,390,859	—	1,796,410

Total Assets	$23,600,650	$70,000	$36,980,241

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued expenses	$10,245,514	$—	$10,976,933
Long-term debt — current portion	2,119,854	—	1,273,416
Engine return liability — current portion	—	—	3,060,417
Air traffic liability	1,211,864	—	1,350,420
Deferred tuition revenue	567,737		280,660

Total Current Liabilities	14,144,969	—	16,941,846
Long-term Liabilities
Long-term debt, net of current portion	7,492,484	—	6,250,391
Subordinated debentures, net of debt issuance costs	—	—	3,272,815
Engine return liability, net of current portion	5,119,142	—	2,489,410

Total Liabilities	26,756,595	—	28,954,462

Commitments and Contingencies
Minority Interest	—	—	5,340

Stockholders’ Equity (Deficit)
Common stock	14,821	3,500	20,294
Additional paid-in capital	6,658,784	66,500	7,754,600
Common stock warrants	—	—	61,082
Retained earnings (deficit)	(3,829,550)	—	184,463
Less treasury stock, at cost	(6,000,000)	—	—

Total Stockholders’ Equity (Deficit)	(3,155,945)	70,000	8,020,439

Total Liabilities and Stockholders’ Equity (Deficit)	$23,600,650	$70,000	$36,980,241

The accompanying notes are an integral part of these consolidated financial statements.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2004, 2005 and 2006
(Restated)

	Predecessor			Successor
			Period from	December 20,
			January 1, 2006	2005 (Inception)
			to	to	Year Ended
	Year Ended December 31,		March 14,	December 31,	December 31,
	2004	2005	2006	2005	2006

Operating Revenues
Passenger revenue	$66,274,210	$87,983,355	$20,263,834	$—	$78,289,809
Academy, charter and other revenue	6,063,160	4,021,882	1,103,000	—	5,400,709

Total Operating Revenues	72,337,370	92,005,237	21,366,834	—	83,690,518

Operating Expenses
Flight operations	26,465,790	38,539,947	7,964,882	—	34,973,714
Maintenance	14,668,051	17,220,059	3,842,500	—	17,394,138
Passenger and traffic service	16,596,647	20,390,418	4,797,441	—	17,373,459
Promotion and sales	6,434,225	7,530,361	1,560,947	—	6,358,630
General and administrative	5,656,579	4,561,159	1,010,126	—	3,763,947
Depreciation and amortization	485,457	2,354,803	504,926	—	2,725,915

Total Operating Expenses	70,306,749	90,596,747	19,680,822	—	82,589,803

Operating income	2,030,621	1,408,490	1,686,012	—	1,100,715

Non-operating (expense) income
Interest expense	(153,087)	(699,387)	(157,603)	—	(953,610)
Interest income	61,691	48,348	719	—	170,968
Gain on sale of equipment	90,692	133,246	—	—
Other income (expense)	(16,569)	39,827	(5,499)	—	9,000

Total non-operating (expense) income	(17,273)	(477,966)	(162,383)	—	(773,642)

Income before provision for income taxes and minority interest	2,013,348	930,524	1,523,629	—	327,073
Provision for income taxes	170,241	229,528	523,359	—	137,270

Income before minority interest	1,843,107	700,996	1,000,270	—	189,803
Minority interest	—	—	—	—	(5,340)

Net income	$1,843,107	$700,996	$1,000,270	$—	$184,463

Net income per share:
Basic	—	—	—	—	$0.11
Diluted	—	—	—	—	$0.08
Shares used in calculating net income per share:
Basic and diluted	—	—	—	—	1,680,840

The accompanying notes are an integral part of these consolidated financial statements.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years ended December 31, 2004, 2005 and 2006
(Restated)

	Common Stock		Additional	Common Stock Warrants		Retained
	Number		Paid-In	Number		Earnings	Treasury
	of Shares	Amount	Capital	of Shares	Value	(Deficit)	Stock	Total

Predecessor:
Balance January 1, 2004		$14,821	$8,512,784	—	—	$(5,134,219)	$(6,000,000)	$(2,606,614)
Net Income, 2004		—	—	—	—	1,843,107	—	1,843,107
Dividends paid		—	—	—	—	(414,845)	—	(414,845)
Acquisition of warrants in subsidiary		—	(1,000,000)	—	—	—	—	(1,000,000)

Balance December 31, 2004		14,821	7,512,784	—	—	(3,705,957)	(6,000,000)	(2,178,352)
Net Income, 2005		—	—	—	—	700,996	—	700,996
Capital contribution adjustment		—	(4,000)	—	—	—	—	(4,000)
Dividends paid		—	—	—	—	(824,589)	—	(824,589)
Acquisition of stock in subsidiary		—	(850,000)	—	—	—	—	(850,000)

Balance December 31, 2005		14,821	6,658,784	—	—	(3,829,550)	(6,000,000)	(3,155,945)
Net Income, January 1 to March 14, 2006		—	—	—	—	1,000,270	—	1,000,270
Dividends paid		—	—	—	—	(53,000)	—	(53,000)

Balance March 14, 2006	—	$14,821	$6,658,784	—	—	$(2,882,280)	$(6,000,000)	$(2,208,675)

Successor:
Issuance of common stock to founders	350,000	$3,500	$66,500	—	$—	$—	$—	$70,000

Balance December 31, 2005	350,000	3,500	66,500	—	—	—	—	70,000
Issuance of common stock to private investors	1,679,460	16,794	7,610,586	—	—	—	—	7,627,380
Warrants issued with subordinated debt	—	—	—	46,480	61,082	—	—	61,082
Share based compensation	—	—	77,514	—	—	—	—	77,514
Net Income, 2006	—	—	—	—	—	184,463	$—	184,463

Balance December 31, 2006	2,029,460	$20,294	$7,754,600	46,480	$61,082	$184,463	—	$8,020,439

The accompanying notes are an integral part of these consolidated financial statements.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004, 2005 and 2006
(Restated)

	Predecessor			Successor
			Period from	December 20,
			January 1, 2006	2005 (Inception)
			to	to	Year Ended
	Year Ended December 31,		March 14,	December 31,	December 31,
	2004	2005	2006	2005	2006

Net income	$1,843,107	$700,996	$1,000,270	$—	$184,463
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	485,457	2,354,803	504,926	—	2,903,594
Deferred income tax provision	170,241	189,639	494,879	—	91,301
Share-based compensation	—	—	—	—	77,514
Forgiveness of debt	—	16,470	—	—	—
Minority interest	—	—	—	—	5,340
Gain on disposal of property and equipment	(90,692)	(133,246)	—	—	—
Changes in operating assets and liabilities:
Decrease (increase) in receivables	1,255,936	(676,209)	(1,191,416)	—	(114,168)
Decrease (increase) in expendable parts	(324,942)	(965,871)	124,399	—	(31,885)
Decrease (increase) in prepaid expense	(45,860)	(49,461)	32,026	—	(302,011)
Decrease (increase) in due from affiliates	239,846	43,876	(27,531)	—	44,237
Decrease (increase) in other assets	(324,182)	327,959	(17,654)	—	(285,032)
Increase (decrease) in accounts payable and accrued expenses	(1,311,451)	872,899	(1,856,290)	—	2,758,680
Increase (decrease) in deferred revenue and refundable deposits	1,456,099	(203,153)	58,664	—	(207,185)
Increase (decrease) in engine return liability	1,766,042	1,748,733	430,685	—	—

Net cash provided by (used in) operating activities	5,119,601	4,227,435	(447,042)	—	5,124,848

Cash Flows From Investing Activities:
Acquisition of property and equipment	(1,591,227)	(1,525,382)	(970,872)	—	(1,945,870)
Loans to affiliates	(650,000)	—	—	—	—
Proceeds from collection of notes receivable	292,530	—	—	—	—
Cash acquired in acquisition	—	—	—	—	1,917,265
Cash paid for acquisition	—	—	—	—	(10,729,823)
Repayment of loans receivable	—	91,000	—	—	—

Net cash used in investing activities	(1,948,697)	(1,434,382)	(970,872)	—	(10,758,428)

Cash Flows From Financing Activities:
Proceeds from borrowings	1,122,443	2,420,936	8,737	—	3,320,000
Repayments of debt	(3,033,649)	(2,838,699)	(206,553)	—	(1,934,797)
Payment of loan fees	(20,267)	(559,658)	—	—	(305,988)
Proceeds from issuance of common stock	—	—	—	—	7,627,380
Proceeds from collections of stock subscriptions receivable	—	—	—	—	70,000
Acquisition of warrants	(500,000)	—	—	—	—
Dividends paid	(414,845)	(824,589)	(53,000)	—	—

Net cash provided by (used in) financing activities	(2,846,318)	(1,802,010)	(250,816)	—	8,776,595

Net increase (decrease) in cash and cash equivalents	324,586	991,043	(1,668,730)	—	3,143,015
Cash, beginning of period	2,270,366	2,594,952	3,585,995	—	—

Cash, end of period	$2,594,952	$3,585,995	$1,917,265	$—	$3,143,015

The accompanying notes are an integral part of these consolidated financial statements.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years ended December 31, 2004, 2005 and 2006
(Restated)

Supplemental disclosure of cash flow information:

	Predecessor			Successor
			Period from	December 20,
			January 1, 2006	2005 (Inception)
			to	to	Year Ended
	Year Ended December 31,		March 14,	December 31,	December 31,
	2004	2005	2006	2005	2006

Cash paid during the period for interest	$153,087	$685,209	$150,036	$—	$665,182
Cash paid during the period for income taxes	36,451	—	—	—	169,611

Supplemental disclosure of non-cash investing and financing activities:

Cash paid for acquisition during 2006:

Cash	$(1,917,265)
Current assets	(5,785,144)
Property and equipment	(15,089,309)
Intangible assets:
Affiliation Agreement	(1,718,598)
Operating Certificate	(2,383,162)
Tradename	(680,000)
Goodwill	(5,855,871)
Deferred tax assets	(1,114,605)
Other assets	(1,383,518)
Total liabilities	25,197,649

Cash paid for acquisition	$(10,729,823)

During 2004 and 2005, Gulfstream International Airlines, Inc. (“GIA”) acquired airframes that were seller financed. The amount of the airframes and the seller financing was $5,763,349 and $2,452,704, respectively.

In December 2004, Gulfstream Training Academy, Inc. (“GTA”) purchased warrants to acquire common stock of GIA for a price of $1,000,000. The Company paid cash of $500,000 and issued a note for $500,000.

During 2005, GTA acquired 1,000,000 shares of GIA at a cost of $850,000. GTA satisfied an outstanding note receivable of $700,000 and issued a note payable for $150,000.

During 2005, additional paid-in-capital of GIA was reduced by offsetting a loan receivable from a stockholder in the amount of $4,000.

During the period ended March 14, 2006, GIA acquired vehicles by the issuance of notes payable totalling $44,082.

During 2006, the Company issued warrants with its subordinated debentures valued at $61,082.

The accompanying notes are an integral part of these consolidated financial statements.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Restated)

(1)	Nature of Operations and Sumfmary of Significant Accounting Policies

Basis of Presentation

Gulfstream International Group, Inc. (“GIG”) was incorporated in Delaware in December 2005 as Gulfstream Acquisition Group, Inc., and changed its name to Gulfstream International Group, Inc. on June 13, 2007. GIG was formed for the purpose of acquiring Gulfstream International Airlines, Inc. (“GIA” or “Airline”), a wholly-owned subsidiary G-Air Holdings Corp., Inc. (“G-Air”), and Gulfstream Training Academy, Inc. (“GTA” or “Academy”), collectively referred to as the “Company” or “Successor”. On March 14, 2006, GIG closed the sale of its equity and debt securities and immediately thereafter acquired 89.2% of the stock of G-Air and 100% of the stock of GTA (Note (2) Acquisition). As of December 31, 2006, GIG had acquired 98.6% of G-Air and is currently in the process of acquiring the remaining shares. The Successor period includes the accounts of GIG for the year ended December 31, 2006 and the consolidated accounts of G-Air and GIA for the period March 15, 2006 to December 31, 2006.

Prior to the acquisition, the consolidated financial statements include the consolidated accounts of G-Air and GIA and the combined accounts of GTA. These consolidated financial statements are labeled as “Predecessor” and cover the years ended December 31, 2004 (“2004”) and 2005 (“2005”) and the period from January 1, 2006 to March 15, 2006 (“Interim 2006”).

All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Company Operations

The Airline is a Florida-based regional air carrier providing scheduled passenger service to numerous destinations in Florida and the Bahamas. As of December 31, 2006, the Airline operated a fleet of twenty-seven 19-seat Beechcraft “1900 Turboprop” passenger aircraft and seven 30-seat Embraer “120 Turboprop” passenger aircraft, from multiple hubs in Florida. GIA was incorporated in the state of Florida in November of 1988, and operated initially as an “on-demand” charter airline serving the South Florida area, Cuba and the Bahamas. Following the Department of Transportation’s (“DOT”) approval, the Airline began scheduled flight service in December of 1990.

In January of 1997, GIA signed a comprehensive five-year Alliance Agreement with Continental Airlines (“Continental”) to act as their “Continental Connection” in Florida and the Bahamas effective April 6, 1997. Under the terms of this agreement, Continental handles all reservations, ticketing and collections for GIA and all flights appear as Continental flight numbers. GIA receives passengers connecting from Continental hubs in Newark, Cleveland and Houston. The agreement with Continental was amended and extended in December 1999, August 2003 and March 2006. The March 14, 2006 amendment provides that the term will expire no sooner than November 3, 2011. After such date, the Company or Continental may terminate the agreement, with or without cause, upon one hundred eighty (180) days written notice. GIA also has alliance agreements with Northwest Airlines, United Airlines and Copa Airlines.

GTA was incorporated on March 4, 1997, under the laws of the State of Florida and operates as a flight training academy in Fort Lauderdale, Florida. The Academy provides flight training services to licensed commercial pilots. GTA’s principal program is its First Officer Program, which allows participants to qualify as a FAA Regulations Part 121 airline pilot in four months. Following qualification, students spend 250 hours flying line as a FAA Regulations Part 121 first officer at the Airline. By attending the Academy, students are able to enhance their ability to secure a permanent position with a commercial airline. The Academy’s graduates are typically hired by various regional airlines, including GIA.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a purchased maturity of three months or less to be cash equivalents. Cash equivalents consist of a money market account.

At various times during the year, the Company maintains cash balances in excess of the amount insured by the Federal Deposit Insurance Corporation ($100,000). The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institutions. At December 31, 2005 and December 31, 2006, amounts in excess of FDIC limits totaled approximately $4.8 million and $3.4 million, respectively.

The Company’s policy is to deduct outstanding check balances from its cash and cash equivalents balance in its financial statements. In determining exposure to FDIC limits, the Company believes it is appropriate to include outstanding check balances. As a result, the exposures cited exceed the cash and cash equivalent balances.

Accounts Receivable

Trade receivables and other receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectibility based on past credit history with customers and their current financial position.

Expendable Parts and Fuel

Flight equipment expendable parts and aircraft fuel are carried at the lower of cost or market using the first-in, first-out method. An allowance for obsolescence is provided for flight equipment expendable parts currently identified obsolete or excess. Expendable parts are charged to expense as they are used.

Property and Equipment

Flight equipment and other property and equipment are stated at cost. Depreciation is being provided on the straight-line or accelerated methods over the estimated useful lives of the related assets as follows: Airframes — seven years; aircraft rotable parts — five years; flight simulator — seven years; baggage handling, ground support, etc. — five to seven years; office equipment, fixtures and equipment — five years; computer equipment and software — three years; leasehold improvements — five years; and vehicles — three to five years.

Residual values estimated for airframes and aircraft rotable parts are 20 percent of cost.

Impairment of Long-Lived and Intangible Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. Under the provisions of SFAS no. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” the Company records an

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

impairment loss if the undiscounted future cash flows are found to be less than the carrying amount of the asset. If an impairment loss has occurred, a change is recorded to reduce the carrying amount of the asset to fair value. Long-Lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued expenses approximate fair value as of December 31, 2006 and 2005, as a result of the relatively short maturity. The Company believes its carrying amount of its long-term senior and subordinated debt approximate fair value based upon the interest rates for these instruments being near current market rates.

Maintenance and Repair Costs

In September 2006, the FASB issued FSP No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. The FSP prohibits the use of the accrual method of accounting for planned major maintenance activities in annual and interim reporting periods. It does continue to permit the application of the other three alternative methods: direct expense, built-in overhaul and deferral. This pronouncement is effective for the first fiscal year beginning after December 15, 2006 and is to be applied retrospectively for all financial statements presented unless doing so is impracticable. Earlier adoption is permitted as of the beginning of an entity’s fiscal year. The FSP requires disclosure of the method of accounting for planned major maintenance activities selected, as well as information related to the change from the accrual method to another method. The Company accounts for major overhaul costs using the direct expense method for leased aircraft and the built-in overhaul method for owned aircraft purchased in 2004 and 2005

Major engine maintenance for our Embraer 120 Brasilia owned aircraft, which were purchased in 2004 and 2005, is based on the built-in overhaul method. The built-in overhaul method is based on segregation of the aircraft costs into those that should be depreciated over the useful life of the aircraft and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price was allocated separately from the cost of the airframe. The initial overhaul component was determined based on estimated flying hours remaining to overhaul. These capitalized overhaul components are being amortized based on the ratio of monthly hours flown to estimated hours remaining to overhaul.

When major overhaul expenses are incurred, any unamortized balances are charged to expense currently and the cost of the new overhaul is capitalized and amortized in the same manner.

Stock Split

On May 9, 2007, the Company amended its certificate of incorporation to change its name and to increase the authorized number of shares of its common stock to 15,000,000. In May 2007, the Company’s board of directors authorized a 2-for-1 split of the issued and outstanding shares of the Company’s common stock. All common and per share amounts of the successor have been restated to reflect the 2-for-1 stock split.

Revenue Recognition

Passenger revenue is recognized when transportation is provided. Over 95% of the passenger tickets for travel on the Company’s airline are off-line ticket sales (sold by another airline and used on GIA) and are settled through interline clearing-houses. The majority of these tickets are sold by Continental as a result of our alliance agreement with them. The Company receives the sales proceeds from these ticket sales by monthly settlements with selling carriers through interline clearing-houses when travel has been completed.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

Since these are off-line ticket sales with respect to the Company, refunds and exchanges are the responsibility of and completed by the airline that sold the ticket.

Less than 5% of the passenger tickets for travel on the Company’s airline are on-line ticket sales (sold by an airline and used on that airline) sold directly by the Company. Passenger revenue associated with these tickets is recognized when transportation is provided or when the ticket expires unused, rather than when a ticket is sold. These tickets expire one year from the date of issue. We are required to charge certain taxes and fees on our passenger tickets. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges and foreign arrival and departure taxes. These taxes and fees are legal assessments on the customer. As we have a legal obligation to act as a collection agent with respect to these taxes and fees, we do not include such amounts in passenger revenue. We record a liability when the amounts are collected and relieve the liability when payments are made to the applicable government agency or operating carrier.

The amounts associated with passenger tickets sold by the Company are included in our consolidated balance sheet as air traffic liability. We maintain specific identification of passenger tickets used each period, which are included in results of operations for the periods in which travel is completed. Tickets purchased but not yet used are included in air traffic liability.

Charter revenue, excess baggage fees, and miscellaneous revenue are recognized when transportation service is provided.

Enrollment fee revenue is based upon actual training hours used by the students of our pilot training academy. The remaining unused hours represent deferred tuition revenue.

Frequent Flyer Awards

In conjunction with its several code share agreements, GIA participates in the respective frequent flyer programs of its code share partners. However, our code share partners are responsible for the overall administration and costs of their programs.

Passengers on our airline, who are also participants in the frequent flyer programs of our code share partners, can earn mileage credits in those programs for travel on our airline. GIA incurs costs from its code share partners for mileage credit earned by these passengers in accordance with rates specified in the respective code share agreements.

In addition, participants in these frequent flyer programs may use mileage accumulated in those programs to obtain free trips on one of GIA’s flights. GIA receives revenue from its code share partners for travel awards redeemed by its participants on GIA’s flight segments in accordance with rates specified in the respective code share agreements.

Debt Issue Expenses and Discounts

Debt issue expenses and discounts are amortized over the terms of the notes using the effective interest method.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Federal, state and local income taxes are calculated and recorded on the current period’s activity in accordance with the tax laws and regulations that are in effect. In addition, SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

tax return. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The differences relate primarily to reserve or provisional accounts, depreciation and amortization, and deferred revenues.

A deferred tax asset valuation allowance is established when it is more likely than not that all or some portion of the deferred tax assets will not be realized. The net deferred income tax assets, after reducing the deferred tax assets by the valuation allowance, represent the income tax benefits that are expected to be realized.

Earnings Per Share

The Company computes earnings per share in accordance with the provisions of SFAS No. 128, “Earnings per Share”. Under the provisions of SFAS No. 128, basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period presented. Diluted net income per share reflects the potential dilution that could occur from common stock issuable through stock based compensation including stock options, restricted stock awards, warrants and other convertible securities as well as warrants issued by GIA.

Year Ended
December 31,
2006

Net income	$184,463
Effect of GIA warrants	(52,472)

Net income — diluted	$131,991

Weighted average of shares outstanding — basic and diluted	1,680,840

Earnings per common share:
Basic	$0.11
Diluted	$0.08

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the accounting and disclosure provisions of SFAS No. 123(R), “Share-Based Payment”, which requires that new, modified and unvested share based payment transactions with employees, such as stock options and restricted stock, be measured at fair value on the grant date and recognized as compensation expense over the vesting period.

Our Stock Incentive Plan was adopted by our board of directors and it was approved by our stockholders in 2006. Prior to 2006, there were no stock options outstanding. See Note (13) Stock Options for a description of the Company’s Stock Incentive Plan, and information regarding stock options granted during 2006.

Recently Issued Accounting Standards

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement:

a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

e. Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management does not expect adoption of SFAS No. 155 to have a material impact, if any, on the Company’s financial position or results of operations.

In June 2006, the Emerging Issues Task Force (“EITF”) issued EITF 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the income statement (That is, Gross versus Net Presentation)” to clarify diversity in practice on the presentation of different types of taxes in the financial statements. The Task Force concluded that, for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charge for the taxes from the taxing authority within cost of sales, or, alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to EITF 06-3 are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in this consensus is effective for the first interim reporting period beginning after December 15, 2006 (the first quarter of our fiscal year 2007). Management does not expect the adoption of EITF 06-3 will have a material impact on our consolidated results of operations, financial position or cash flow.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this Interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. Management does not expect adoption of Interpretation No. 48 to have a material impact, if any, on the Company’s consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines the fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is encouraged, provided that we have not

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. Management is currently evaluating the impact SFAS 157 may have on our consolidated financial condition or results of operations.

In September 2006, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). This SAB provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. Management has evaluated the potential impact of SAB 108 and has determined that it has no material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer’s benefit plans. Retrospective application of this Statement is not permitted. Management does not expect adoption of SFAS No. 158 to have a material impact, if any, on the Company’s consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. Management is currently evaluating the impact SFAS No. 159 may have to our consolidated financial condition or results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

Restatement of Consolidated Financial Statements

The Company restated its consolidated financial statements for the following matters:

A. Subsequent to the original issuance of the Company’s consolidated financial statements on July 5, 2007, the Predecessor determined that it should accrue an additional $800,000 relating to maintenance work not covered by the new engine services agreement it signed in March 2007. As a result, maintenance expense increased by $230,000 in 2003, $260,000 in 2004, $250,000 in 2005 and $60,000 in Interim 2006. The Predecessor increased its engine return liability by $740,000 at December 31, 2005 and $800,000 at March 14, 2006 and the Successor increased its engine return liability by $800,000 at December 31, 2006 (Note (9) Engine Return Liability). As a result of the accrual, the Predecessor reduced its income tax expense and increased its deferred tax assets by $86,549 in 2003, $97,838 in 2004, $94,075 in 2005 and $22,578 in interim 2006 (Note (15) Income Taxes).

B. The Predecessor corrected the income tax calculation as of January 1, 2003. The Predecessor had incorrectly calculated its net operating loss carry forward. As a result, the Predecessor increased its deferred tax assets by $101,724. The total change to deferred tax assets resulting from this correction and the changes described in Item A at December 31, 2005 amounted to $380,186. In addition, the Predecessor increased its income tax payable (reflected in accounts payable and accrued expenses) by $11,224.

C. The Successor reviewed its allocation of the purchase price in the acquisition which included the effects of the changes made to the Predecessor periods described above as well as recalculated its deferred tax assets and goodwill. As a result, in 2006, deferred tax assets were increased by $402,763 and goodwill was increased by $397,237 (Note (2) Acquisition).

D. The Successor corrected its income tax calculations for 2006. As a result, in 2006, the Successor decreased deferred tax assets by $139,488, increased income tax receivable (reflected in prepaid expenses) by $75,551, decreased income taxes payable (reflected in accounts payable and accrued expenses) by $49,601 and increased income tax expense by $14,336 (Note (15) Income Taxes).

E. The Predecessor revalued certain warrants issued as part of its debt restructuring in 2003. The Predecessor initially valued the warrants at $11 million based upon call options to repurchase the warrants prior to their expiration. The Predecessor has now determined that the value of the warrants should have been $2 million based upon a third party transaction. At December 31, 2004 and 2005, and at March 14, 2006, the revaluation resulted in the decrease in additional paid-in capital and a decrease in accumulated deficit of $9 million.

F. The Predecessor and Successor segregated amounts owed by a related entity from accounts receivable. As a result, accounts receivable was reduced by $464,635 and $606,438 at December 31, 2005 and 2006, respectively.

The result of these restatements was to decrease the net income of the Predecessor by $162,162 for 2004, $155,925 for 2005 and $37,422 for Interim 2006 and increase its stockholders’ deficit by $215,113 at December 31, 2004, $371,038 at December 31, 2005 and $408,460 at March 14, 2006. The restatements decreased the net income of the Successor by $14,336 for 2006 (less than $0.01 per share) and decreased stockholders’ equity by $14,336.

(2)	Acquisition

On March 14, 2006, GIG closed the sale of its equity and debt securities and immediately thereafter acquired 89.2% of the stock of G-Air and 100% of the stock of GTA (See Note (12) Capital Transactions). As

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

of December 31, 2006, GIG had acquired 98.6% of G-Air, and was in the process of continuing to acquire the remaining shares.

GIA was the 20th largest regional airline in the country in 2006, and has been consistently profitable since a debt restructuring in 2003. Its current market is comprised of a complementary mix of high-volume leisure traffic, service to the Bahamas Out-Islands, and intra-state service to Florida business markets. Its principal code-share partner is Continental Airlines, and it also has code-share arrangements with United Airlines and Northwest Airlines.

GIA’s prospects for continued growth are favorable, because its growth is focused on unserved and under-served short-haul markets using 19 and 30-seat turboprop aircraft. The number of potential opportunities in unserved and under-served markets continue to increase as other regional carriers gravitate from 50-seat to 70 to 90-seat jet aircraft. Increased market opportunities are also due to reductions in service to, or abandonment of smaller markets as major airlines expand international service and reduce domestic service at certain hubs, or eliminate certain hubs entirely.

At various times in the past, Continental has assisted GIA with financial transactions and aircraft acquisitions. As a result of those transactions, Continental had received a warrant to acquire 20% of GIA common stock. Simultaneous with the acquisition of the stock of G-Air and GTA, GIG paid $2 million to Continental in return for a reduction from 20% to 10% in the percentage of GIA common stock it could purchase based on exercise of the warrant and for a five year extension of the code share agreement.

The aggregate purchase price paid by GIG in cash for these entities, inclusive of the $2 million payment to Continental, was $10.5 million. Subsequent to the acquisition date, GIG acquired additional shares of G-Air either by cash or by exchange of G-Air stock for GIG stock. The terms of these transactions were the same as those of the March 14 transaction. As a result, the aggregate purchase price increased by $229,823. As of December 31, 2006, 1.4% of the common stock of G-Air was not acquired.

The difference between the purchase price of $10,729,823 and the fair value of the acquired net assets of G-Air and GTA amounted to $5,855,871 and was recorded as goodwill (Note (5) Goodwill). The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, March 14, 2006:

Current assets	$7,702,409
Property and equipment	15,089,309
Intangible assets:
Affiliation Agreement	1,718,598
Operating Certificate	2,383,162
Tradename	680,000
Goodwill	5,855,871
Deferred tax assets	1,114,605
Other assets	1,383,518

Total assets acquired	35,927,472
Less total liabilities	25,197,649

Fair value of net assets acquired	$10,729,823

The property and equipment was recorded at fair value resulting in a $4.7 million increase in the book value of seven owned Embraer EMB120 Brasilia aircraft. The intangible assets (Note (6) Intangible Assets) relate to GIA’s Affiliation Agreement with Continental, its FAA FAR 121 Operating Certificate, and the

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

Gulfstream Training Academy, Inc. trade name. The fair values for the tangible and intangible assets were established based on independent appraisals.

The accompanying unaudited pro forma summary represents consolidated results of operations for the Company’s predecessor as if the acquisition had been consummated on January 1, 2006. Accordingly, the following pro forma adjustments were reflected in consolidated results of operations, as follows:

Depreciation expense associated with $4,664,590 increase in fair value of seven aircraft owned by the Company, an estimated useful life of seven years and a 20% residual value	$111,062
Amortization of Affiliation Agreement with Continental with a fair value of $1,718,598 and an estimated useful life of 74 months	$58,061
Interest expense related to subordinated debentures	$(391,677)
Consulting expenses related to Management Services Agreement	$41,667

The pro forma information presented in the table below does not necessarily reflect the actual results that would have been achieved, nor is it necessarily indicative of future consolidated results of the Company for the year ended December 31, 2006.

Revenue	$105,057,352
Net income	$1,296,885
Earnings per common share:
Basic	$0.52
Diluted	$0.48
Weighted average common shares outstanding:
Basic and diluted	2,478,278

The pro forma weighted average basic common shares outstanding used to calculate basic earnings per common share represent common shares outstanding as of December 31, 2006. The pro forma weighted average diluted common shares outstanding used to calculate diluted earnings per common share represent incremental shares calculated for the year ended December 31, 2006. The pro forma effective tax rate used for 2005 is 38.0%, which is the same effective tax rate applicable to 2006.

(3)	Accounts Receivables

At December 31, 2005 and 2006, receivables consisted primarily of ticket sales. These amounts are reflected on the balance sheet, net of an allowance for doubtful accounts of $0 at December 31, 2005 and 2006, respectively.

As a result of the code sharing agreements disclosed in Note 1, GIA has a significant concentration of its revenue and receivables with Continental. Accounts receivable from Continental as of December 31, 2005 and 2006 amounted to $847,346 and $1,017,877, or 35.9% and 30.1% of our total accounts receivable, respectively. Management estimates that revenue attributable to Continental connecting passengers amounted to approximately 21% of our passenger revenue in 2004, 2005, Interim 2006 and 2006.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

(4)	Property and Equipment

Property and equipment consisted of the following at December 31, 2005 and 2006:

	2005	2006

Aircraft	$4,645,270	$9,684,860
Engine overhauls	4,098,961	5,533,240
Aircraft rotable parts	1,605,110	2,348,557
Flight equipment	1,747,411	2,098,025
Ground equipment	1,267,763	1,434,519
Computer equipment and software	641,928	652,699
Office equipment	698,762	731,662
Leasehold improvements	1,017,065	1,109,321
Vehicles	179,961	275,081

	15,902,231	23,867,964
Less: accumulated depreciation	5,992,638	9,326,367

Property and equipment, net	$9,909,593	$14,541,597

Depreciation and amortization amounted to $445,195, $2,314,625, $499,828 and $2,493,582 for 2004, 2005, Interim 2006 and 2006, respectively.

(5)	Goodwill

Goodwill consists of the excess of cost over net assets acquired. Goodwill is not amortized, but is tested at least annually for impairment, or if circumstances change that will more likely than not reduce the fair value of the reporting unit below its carrying amount.

The following table sets forth goodwill, net, as of December 31, 2005 and 2006:

		Acquisition /	Impairment
	2005	Adjustments	Losses	2006

Gulfstream Airlines acquisition	$—	$761,412	$—	$761,412
Gulfstream Training Academy acquisition	—	5,094,459	—	5,094,459

	$—	$5,855,871	$—	$5,855,871

(6)	Intangible Assets

The Company reviews for the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”.

Identifiable intangible assets are amortized using the straight-line method over the period of expected benefit, unless they were determined to have indefinite lives.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

The Company has deemed the operating certificate to have an indefinite useful life. An airline must have an operating certificate to provide air service of any kind. GIA’s certificate was issued under Part 121 of Federal Air Regulations (“FAR’s”) as written and enforced by the FAA. Once a certificate is issued, it is kept indefinitely as long as the airline maintains various FAA standards including crew training and rest requirements, maintenance and inspection programs, safety equipment, security procedures, etc. It is GIA’s intent to maintain such FAA standards in order to keep its certificate.

The Company has also deemed the trademark to have an indefinite useful life. GTA has been in business since 1997 and it is the Company’s intent to continue in this business and to protect the tradename if necessary. GTA’s operations have historically been profitable and management believes that this will continue indefinitely.

The following table sets forth the components of intangible assets as of December 31, 2006:

		Gross
	Useful	Carrying		Accumulated
	Life	Amount	Acquisition	Amortization	Net

GIA Affiliation Agreement with Continental	74 months	$—	$1,718,598	$(217,987)	$1,500,611
GIA FAR 121 Operating Certificate	Indefinite	—	2,383,162	—	2,383,162
Gulfstream Training Academy Tradename	Indefinite	—	680,000	—	680,000

Total Intangible Assets		$—	$4,781,760	$(217,987)	$4,563,773

Amortization expense for 2006 was $217,987. Estimated amortization expense for the years ending December 31, is as follows:

2007	$278,692
2008	278,692
2009	278,692
2010	278,692
2011	278,692
Thereafter	107,151

$1,500,611

(7)	Other Assets

Other assets at December 31, 2005 and 2006 are comprised of the following:

	2005	2006

Prepaid loan fees, net	$559,658	$691,332
Deposits	466,310	515,634
Licenses and operating rights	356,447	331,875
Deferred public offering costs	—	237,958
Other assets	—	19,611
Due from affiliates	8,444	—

Total other assets	$1,390,859	$1,796,410

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

(8)	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31, 2005 and 2006 are comprised of the following:

	2005	2006

Accounts payable	$4,948,012	$5,819,320
Accrued payroll and payroll burden	875,250	989,083
Accrued vacation	643,393	666,682
Accrued taxes	692,874	538,032
Accrued fuel	1,204,017	1,169,128
Accrued leases	357,677	341,419
Accrued workers compensation	135,897	88,171
Accrued interest	3,000	147,526
Accrued legal fees	120,543	34,567
Accrued regulatory expenses	160,293	106,862
Accrued customer reservation system fees	368,622	367,272
Other current liabilities	735,936	708,961

Total accounts payable and accrued liabilities	$10,245,514	$10,976,933

(9)	Engine Return Liability

In June 2003, the Company entered into a tri-party Pooling and Engine Services Agreement with its aircraft vendor and engine maintenance contractor that allowed the Company to exchange sixteen (16) of its engines requiring overhaul for mid-life engines owned by its aircraft vendor that had time remaining before overhaul. The future overhaul costs of the mid-life engines were shared proportionately, with the Company’s portion based on engine hours flown until the next overhaul. Accordingly, based on engine hours flown since June 2003, the Company incurred a liability of $5.55 million representing its contractual obligation for its share of the overhaul costs by recognizing engine maintenance expense of $1,604,367, $1,766,042, $1,748,733 and $430,685 in 2003, 2004, 2005 and Interim 2006, respectively. The sixteen engines are expected to be returned to the aircraft vendor during the 24 months beginning January 2007. Two engines were returned between January 1 and February 28, 2007 for a total cost of approximately $600,000, which was charged to the engine return liability account.

In March 2007, the Company signed a new engine services agreement providing for a fixed rate per hour for engine overhaul services. Included in that agreement, and in conjunction with this return requirement, the Company has secured the commitment of its new engine maintenance vendor to perform engine overhaul services beginning March 1, 2007 at a pace that will allow the remaining fourteen mid-life engines to be returned to the aircraft vendor in accordance with contractual specifications. In return, the Company has agreed to make fixed monthly payments of $166,667 to the engine maintenance vendor beginning March 31, 2007 and continuing for twenty four months. In addition, the Company expects to pay approximately $800,000 for work not covered by the engine services agreement.

The $800,000 increase in the engine return liability resulted from notification by our new engine maintenance vendor in August 2007 that certain major engine components were missing and replacement of the components was not covered by our engine services agreement. The missing components were determined to have been used by our prior engine maintenance vendor from 2003 through March 2006, resulting in lower maintenance expenses during those periods. As a result, the additional cost associated with the missing components was based on an estimate provided by our new engine maintenance vendor. The additional cost was charged to the periods that had originally benefited from use of the engines.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

(10)	Long-Term Debt

At December 31, 2005 and 2006, senior debt consisted of the following:

Senior debt

	2005	2006

Note payable to institution; secured by aircraft; interest at 6.95% per annum; 59 monthly principal and interest payments of $145,488 in arrears, plus a balloon payment due December 29, 2010	$8,568,000	$7,491,720
Revolving line of credit for working capital; $1,000,000 and $750,000 at December 31, 2005 and 2006, respectively; secured by personal property of the Company; interest per annum based on one-month LIBOR plus 2.75%; interest-only payments due monthly	998,937	—
The Notes payable to vendor for software license, non-interest bearing, with final payment due in 2005	43,750	—
Various other notes payable secured by vehicles	1,651	32,087

	9,612,338	7,523,807
Less current portion	2,119,854	1,273,416

Total Long-Term Debt	$7,492,484	$6,250,391

Subordinated Debentures

The 12% subordinated debentures in the gross amount of $3,320,000 were issued to partially finance the acquisition (Note (2) Acquisition). Interest is payable quarterly and the principal balance is due on March 14, 2009. The debentures stipulate that principal payments are subordinated to the prior payment in full of the debt obligations to Irwin Union Bank and Wachovia Bank. Debentures totaling $2.5 million were issued to a limited partnership, one of whose partners is a director of the Company.

For financial reporting purposes, the Company recorded a discount of $61,082 to reflect the value of warrants issued (Note (12) Capital Transactions). The discount is being amortized over the life of the debentures utilizing the effective interest method. The Company recorded $13,187 as interest expense related to amortization of the discount in 2006. At December 31, 2006, subordinated debentures net of discount amounted to $3,272,815.

The fair value of the warrants was estimated on the date of issuance using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.57%; expected dividend yield of 0%; expected lives of 5 years; and estimated volatility of 34.7%.

The principal maturities on the senior debt and subordinated debentures for the next five years and in the aggregate, are as follows:

	Senior	Subordinated
	Debt	Debentures	Total

2007	$1,273,416	$—	$1,273,416
2008	1,365,456	—	1,365,456
2009	1,450,195	3,320,000	4,770,195
2010	3,434,740	—	3,434,740

	$7,523,807	$3,320,000	$10,843,807

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

(11)	Lease Obligations

Aircraft Leases

GIA leases twenty-seven (27) aircraft under various non-cancelable operating lease agreements that require monthly payments ranging from $17,000 to $21,000. Lease agreements for four (4) of the aircraft are for five year terms that expire at various dates through February 2010. Two (2) aircraft are related to a 15-year agreement with a government subcontractor, subject to two-year renewals, to operate daily flights between West Palm Beach and Andros Town, Bahamas.

Lease agreements for twenty-one (21) of the aircraft expire in July 2010. GIA has the option to extend each of these individual lease agreements for an additional term of at least six (6) months, but no more than twenty-four (24) months. GIA is limited to extending no more than fifteen (15) leases for a duration of more than twelve (12) months. GIA is required to make contingent payments to the lessor beginning August 1, 2006, and ending on the earlier of the end of the lease terms or at a time when the cumulative contingent payments equal $315,000. The contingent payments are computed based upon fuel costs per gallon being below specified amounts. To date, fuel costs have remained well above the minimum threshold, and no contingent payments have been made by GIA.

Facility Leases

GIA leases office and hangar space for its headquarters, airport facilities and certain other equipment under non-cancelable operating leases expiring at various dates through September 30, 2009.

During August 2005, GIA and GTA entered into building facility lease agreements with a related corporation controlled by the major stockholders of G-Air. The agreements called for both companies to occupy their facilities beginning January 1, 2006 and ending December 31, 2025. Rental payments made in 2006 were $247,605 and $95,341 by GIA and GTA, respectively.

Equipment Leases

GTA is a party to a flight simulator operating lease. The lease calls for a rental of $16,000 per month through December 31, 2007.

At December 31, 2006, the total future minimum rental commitments under all the above operating leases are approximately as follows:

2007	$7,789,944
2008	7,290,457
2009	7,121,474
2010	4,060,761
2011	330,604
Thereafter	3,426,150

Total minimum payments required	$30,019,390

For 2004, 2005, Interim 2006 and 2006, lease expense on real property under these operating leases was $9,066,622, $9,464,671, $1,951,162, and $8,790,475, respectively.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

(12)	Capital Transactions

Predecessor

Common stock of the predecessor companies, G-Air and GTA, consisted of the following at March 14, 2006:

•	G-Air has 40 million shares common stock authorized, $.001 par value per share, 14,811,179 shares issued and 13,611,179 outstanding.

•	GTA has 100 shares of common stock, $.10 par value, authorized, issued and outstanding.

•	GIA has 100 million shares of common stock authorized, $.001 par value per share, 19,575,327 issued and outstanding. 18,575,327 shares were owned by G-Air, and 1,000,000 shares were owned by GTA.

On August 8, 2003, GIA issued a warrant to Continental to acquire 20% of GIA common stock at a cost of $.001 per share. The warrant expires on December 31, 2015. Simultaneous with the acquisition of the stock of G-Air and GTA on March 14, 2006, GIG paid $2 million to Continental in return for a reduction from 20% to 10% in the percentage of GIA common stock it could purchase based on exercise of the warrant.

The warrant contains certain anti-dilution and cash dividend provisions that would be effected as if the warrant had been previously exercised by Continental. The warrant also provides for net issue exercise by Continental in lieu of cash payment, as well as providing a call option to GIA to repurchase the warrant prior to expiration at aggregate purchase prices ranging between $5.5 million and $7.5 million. We accounted for the subsidiary warrants in accordance with the guidance in EITF Issue 00-19. The subsidiary warrants meet the requirements of EITF Issue 00-19 to be accounted for as equity warrants. Accordingly, the fair value of the warrants at the date of issue is included in additional paid-in capital in the accompanying consolidated balance sheets.

The Company did not obtain an independent valuation to establish the fair value of the warrant issued to Continental. On August 8, 2003, the Company issued a warrant with similar terms to a vendor to acquire approximately 20% of GIA common stock. In December 2004, GTA purchased the warrant from the vendor for $1 million. The Company determined that the fair value of the Continental warrant approximated the price paid for the purchase of the warrant.

Successor

GIG was formed in December 2005 for the purpose of acquiring GIA, a wholly-owned subsidiary of G-Air, and GTA. GIG was initially capitalized by the issuance of an aggregate of 350,000 shares of Common Stock at a purchase price of $0.20 per share to a group of outside investors, including an individual who is a director and executive officer of the Company. At December 31, 2005, stock subscription receivable amounted to $70,000. Most of the payments associated with the receivable were received by GIG in February 2006, and the remainder was paid in April 2006 and October 2006. At December 31, 2006, 15 million shares of GIG common stock, par value $.01, were authorized, and 2,029,460 shares were issued and outstanding.

As a part of the financing for the acquisition of G-Air and GTA on March 14, 2006, GIG sold 1,640,000 shares of its common stock and 3,320 Units at a price of $5.00 per share. Each Unit was comprised of (1) a subordinated debenture in the principal amount of $1,000, bearing interest payable quarterly at 12% per annum, due March 14, 2009 (Note (10) Long-Term Debt), and (2) a warrant to purchase 14 shares of the Company’s common stock at $5.00 per share, exercisable at the option of the holder for a period of five years.

In September and October 2006, GIG sold 39,460 shares of its common stock to nine of its executives at a purchase price of $5.00 per share. The Company did not obtain an independent valuation of the purchase price of the shares. As these purchases occurred approximately six months after the Company’s private

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

placement, the Company determined that the value of the shares purchased by the executives would approximate the value of the shares sold through its private placement.

(13)	Stock Options

Our Stock Incentive Plan (“Plan”) was adopted by the board of directors of GIG, the successor company, and approved by our stockholders in 2006. Our Plan provides for the granting of incentive stock options, non-incentive stock options, stock appreciation rights, or other stock-based awards to those of our employees, directors or consultants who are selected by members of a committee comprised of members of our compensation committee (the “Committee”). On the date of the grant, the exercise price must equal at least 100% of the fair market value in the case of incentive stock options, or 110% of the fair market value with respect to optionees who own at least 10% of the total combined voting power of all classes of stock. The plan authorizes 350,000 shares of our common stock to be issued under the plan. The Committee will administer the plan.

The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option pricing model. The Company uses an estimated forfeiture rate of 0% due to limited experience with historical employee forfeitures. The Black-Scholes option pricing model also requires assumptions for risk free interest rates, dividend rate, stock volatility and expected life of an option grant. The risk free interest rate is based on the U.S. Treasury Bill rate with a maturity based on the expected life of the options. Dividend rates are based on the Company’s dividend history. The stock volatility factor is based on the American Stock Exchange Airline Stock Index. Expected life is determined using the “simplified method” permitted by Staff Accounting Bulletin No. 107 of the Securities and Exchange Commission, since the Company does not have sufficient historical expected life experience. The fair value of each option grant is recognized as compensation expense over the vesting period of the option on a straight line basis.

On May 31, 2006, the Company granted options to purchase 104,364 shares of our common stock to David Hackett, our Chief Executive Officer, at an exercise price of $5.00 per share. The options vest at the following rate — 20% at grant date and 20% annually thereafter. The options expire on May 31, 2016.

The fair value of the underlying common stock was determined by the Company to be $5.00, which was based on the value paid by investors when the Company was acquired on March 14, 2006. The Company did not secure an independent valuation, because it concluded that an independent valuation would not result in a more meaningful or accurate determination of fair value in the circumstances. The Company’s business fundamentals had not changed appreciably between the acquisition date and the date on which the options were granted, May 31, 2006.

There were no other stock options granted in 2006. Prior to 2006, there were no stock options outstanding.

The following table shows the assumptions used and weighted average fair value for grants in the year ended December 31, 2006.

2006

Expected annual dividend rate	0.0%
Risk-free interest rate	4.73 - 4.97%
Average expected life (years)	6
Expected volatility of common stock	43.7%
Forfeiture rate	0.0%
Weighted average fair value of option grants	$2.46

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

The following table summarizes information about stock option transactions for the year ended December 31, 2006:

2006
Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term (Years)	Value

Outstanding at Beginning of Year	—	—	—	$—
Granted	104,324	$5.00	9.5	—
Exercised	—	—	—	—
Forfeited	—	—	—	—

Outstanding at End of Year	104,324	$5.00	9.5	—

Exercisable at December 31, 2006	104,324	$5.00	9.5	$—
Exercisable at December 31, 2006	—	$—	—	$—

There were no options exercised during the year ended December 31, 2006.

The following table summarizes information about non-vested stock options as of December 31, 2006:

		Weighted
		Average
	Number	Grant-Date
	of Shares	Fair Value

Non-vested shares at beginning of year	—	—
Granted	104,324	$2.46
Vested	(20,864)	$2.25
Cancelled	—	—

Non-vested shares at end of year	83,460	$2.51

The following table summarizes information about stock options outstanding at December 31, 2006:

Options Outstanding
		Weighted		Options Exercisable
		Average	Weighted		Weighted
	Number	Remaining	Average		Average
	Outstanding	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	at 9/30/06	Life (Years)	Price	Exercisable	Price

$0.01 to 10.00	104,324	9.5	$5.00	20,864	$5.00

The Company recorded $77,514 of compensation expense for employee stock options during the year ended December 31, 2006. At December 31, 2006 there was a total of $179,278 of unrecognized compensation costs related to non-vested stock-based compensation arrangements under the Plan. The cost is expected to be recognized over a weighted average period of 3.5 years.

As of December 31, 2006, an aggregate of 350,000 shares of common stock are reserved for issuance under the Plan. Stock option grants were outstanding for an aggregate of 104,324 shares of stock, and 245,676 shares remained available for grant. Shares issued pursuant to the Plan will be newly-issued and authorized shares of common stock, or treasury shares.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

(14)	Pension Plan

GIA sponsors a tax deferred savings plan with a discretionary profit sharing component which qualifies under Section 401(k) of the Internal Revenue Code. The plan covers all employees with completion of 1/4 year of service. The plan allows for matching by the Company of up to 5% of the eligible participants’ compensation. The eligible participants will always be 100% vested in their contributions to the plan, and will vest in Company contributions 25% with less than one year of total service, 50% after two years, 75% after three years, and 100% after four years of total service.

The Company did not make any contributions to the pension plan prior to 2006. During 2006, the Company elected to make matching contributions totaling $16,145.

(15)	Income Taxes

Income before taxes and the current and deferred tax provisions are as follows:

			Period from	Successor
	Predecessor		January 1 to	Inception to
	Year Ended December 31,		March 14,	December 31,	December 31,
	2004	2005	2006	2005	2006

Income before taxes	$2,013,348	$930,524	$1,523,629	$—	$327,073

Current Tax:
Federal	$—	$—	$—	$—	$42,370
Federal AMT	—	39,889	28,480	—	3,599
State	—	—	—	—	—

Total Current Tax	—	39,889	28,480	—	45,969

Deferred Tax
Federal	154,324	$171,908	448,608	—	82,765
State	15,917	17,731	46,271	—	8,536

Total Deferred Tax	170,241	189,639	494,879	—	91,301

Tax provision	$170,241	$229,528	$523,359	$—	$137,270

The following is a reconciliation between the federal statutory rate of 34% and the effective rate:

	Predecessor						Successor
					January 1 to		Inception to
	Year Ended December 31,				March 14,		December 31,	December 31,
	2004		2005		2006		2005	2006

Computed expected provision at federal statutory rates	$684,538	34%	$316,378	34%	$518,034	34%	$—	$111,205	34%
Increases (decrease) in income taxes resulting from:
Non-deductible items	12,173	1%	85,901	9%	28,815	2%	—	14,193	4%
State tax net of federal effect	73,085	4%	33,778	4%	55,307	4%	—	11,872	4%
Income attributable to S-Corporation	(599,555)	(30%)	(206,529)	(22%)	(78,797)	(5%)	—	—	0%

	$170,241	9%	$229,528	25%	$523,359	35%	$—	$137,270	42%

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

The tax effects of temporary differences that give rise to significant elements of deferred tax assets and liabilities are as follows:

			Period from	Successor
	Predecessor		January 1 to	Inception to
	Year Ended December 31,		March 14,	December 31,	December 31,
	2004	2005	2006	2005	2006

Deferred tax assets:
Net operating loss carry forward	$5,959,555	$5,188,175	$4,639,892	$—	$1,638,530
Allowance for doubtful accounts	—	—	10,536	—	12,301
Accrued reserves	1,230,655	2,007,373	2,169,440	—	2,235,671
Compensation differences	195,939	242,109	242,109	—	280,041
Valuation allowance	(2,919,715)	(2,919,715)	(2,919,715)	—	—

Non-current deferred tax assets	4,466,434	4,517,942	4,142,261	—	4,166,543

Deferred tax liabilities:
Accelerated depreciation and amortization	265,317	506,464	625,663	—	1,023,990
Aircraft basis difference	—	—	—	—	1,554,569
Affiliation Agreement basis difference	—	—	—	—	564,680

Non-current deferred tax liabilities	265,317	506,464	625,663	—	3,143,239

Net non-current deferred tax assets	$4,201,117	$4,011,478	$3,516,599	$—	$1,023,304

The valuation allowance offsets the net deferred tax assets for which recovery is not considered more likely than not. The valuation allowance is evaluated considering positive and negative evidence about whether the deferred tax assets will be realized. At the time of evaluation, the allowance can be either increased or reduced. A reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

The Predecessor’s net operating losses for the periods ended December 31, 2004 and 2005, and March 14, 2006, were $15,837,243, $13,787,335, and $12,330,297, respectively. A valuation allowance on these net operating loss carryforwards was provided as the Predecessor did not anticipate that the full benefit would be realized in the future. A valuation allowance was not provided for the other deferred tax assets as the Predecessor determined that it would more likely than not realize the full benefit of such assets.

At December 31, 2006, the Successor had available $12,113,326 of net operating loss carryforwards which expire in years through 2022. However, due to changes in stock ownership of G-Air, the use of the net operating loss carryforwards is severely limited under Section 382 of the Internal Revenue Code pertaining to changes in stock ownership. As such, $7,759,008 of these net operating loss carryforwards will expire as worthless. The Successor’s net operating loss, net of amounts limited by statute, total $4,354,318. The statute limits the annual amount of net operating loss to be utilized. The limit for the Successor has been determined to be $272,145. The Successor has not provided a valuation allowance on its net operating loss carryforwards or the other deferred tax assets as it believes that it is more likely than not that those amounts will be realized in the future.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

As a result of the acquisition, the Successor recorded certain assets at fair market value. As a result, the Aircraft and Affiliation Agreement have book bases higher than tax bases of $4,664,590 and $1,718,598, respectively. Accordingly, a deferred tax liability has been provided. These assets will be depreciated and amortized over their estimated useful lives.

The basis difference in the Aircraft has created a “built-in gain” for the Successor. This could result in additional net operating losses being available if the Aircraft are sold up to five years after the acquisition date. The gross amount of the built-in gain is equal to the basis difference of $4,664,590. This difference has been allocated to the Successor’s Aircraft. The Company views it as highly unlikely that any of the Aircraft will be sold during the statutory time period to utilize the tax benefit of the built-in gain. Accordingly, the Successor has not included the built-in gain in its net operating loss carryforward nor has it included it as a deferred tax asset.

(16)	Contingencies

The Company is involved in various legal proceedings arising in the ordinary course of business. While it is not feasible to predict or determine the outcome of these proceedings, in the opinion of management, the amount of ultimate liability with respect to legal proceedings and claims will not materially affect the results of operations or the financial position of the Company.

(17)	Related-Party Transactions

Fees Associated with the Acquisition of Gulfstream and the Academy.  GIG was formed by Taglich Brothers Inc. and Weatherly Group LLC exclusively for the purpose of effecting the acquisition of GIA and GTA. On March 14, 2006, in connection with the acquisition of GIA and GTA, an advisory fee of $450,000 was paid to Taglich Brothers, one of the underwriters in this offering, and $300,000 to Weatherly Group, LLC. Douglas E. Hailey, a director, is a principal of Weatherly Group and an employee of Taglich Brothers and Thomas A. McFall, a senior executive of the Company and the Chairman of our board of directors, is a principal of Weatherly Group.

Management Services Agreement.  On March 14, 2006, the Company entered into a management services agreement with Weatherly Group and Taglich Brothers. Under this agreement, these parties agreed to provide advisory and management services to us in consideration of an annual management fee of $200,000, payable monthly, and financial advisory fees based on a formula if the Company merges with or acquires another company. The agreement expires on March 13, 2011. Pursuant to this agreement, management fees total $16,667 per month. Expenses incurred pursuant to the management services agreement were $158,333 in 2006, and no balance was owed as of December 31, 2006

Building lease.  Beginning in 2006, we lease our headquarters for GIA and GTA from EYW Holdings, Inc., an entity controlled in part by Thomas L. Cooper, the President of GIA, and Thomas P. Cooper, an officer of GIA. The total amount of rent expense incurred for our headquarters offices during 2006 was $386,496, and the amount of rent payable to EYW Holdings, Inc. at December 31, 2006 was $43,548.

Cuba Operations.  Gulfstream Air Charter, Inc. (“GAC”), a related company which is owned by Thomas L. Cooper, operates charter flights between Miami and Havana. GAC is licensed by the Office of Foreign Assets Control of the U.S. Department of the Treasury as a carrier and travel service provider for charter air transportation between designated U.S. and Cuban airports.

Pursuant to a services agreement between GIA and GAC dated August 8, 2003 and amended on March 14, 2006, GIA provides use of its aircraft, flight crews, the Gulfstream name, insurance, and service personnel, including passenger, ground handling, security, and administrative. GIA also maintains the financial records for GAC. Pursuant to the March 14, 2006 amended agreement, GIA receives 75% of the income generated by

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

GAC’s Cuban charter operation. Prior to March 14, 2006, GIA received all of the income generated up to a cumulative total of $1 million, and then 75% thereafter.

The Company considered the applicability of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, (“FIN 46”) to the accounting by the Company of the services agreement between its wholly-owned subsidiary, GIA, and the Cuba charter business (“Cuba Charter”) operated by GAC. The Company concluded that compliance with the consolidation or disclosure requirements of FIN 46 as it relates to Cuba Charter would not materially impact the consolidated financial statements of the Company. Therefore, the Company concluded that further consideration of FIN 46 was unnecessary. However, the Company will review the applicability of FIN 46 at each reporting period.

Income provided under the service agreement is reported in the statement of operations as academy, charter and other revenue, and amounted to $381,872, $432,270, $172,296, and $716,591, for 2004, 2005, Interim 2006 and 2006, respectively. As of December 31, 2005 and 2006, GAC owed GIA $464,635 and $606,438, respectively, pursuant to the services agreement.

Transactions with related parties and affiliates.  The Company rents equipment and obtains consulting services from entities controlled by Thomas L. Cooper and Thomas P. Cooper. The amounts paid for 2004, 2005, Interim 2006 and 2006, were approximately $60,000, $60,000, $12,500 and $50,200, respectively.

Interest income on notes receivable from related parties in 2004, 2005, Interim 2006 and 2006 were $53,109, $23,498, $0 and $0, respectively. At December 31, 2005 and 2006, there were no balances owed on the notes.

(18)	Segment Information

The Company has two reportable segments: the airline and charter operation (GIA) and the flight academy (GTA). The accounting policies of the business segments are the same as those described in Note (1). Although the reportable segments are business units that offer different services and are managed separately, their activities are highly integrated.

Specifically, GTA provides substantial services to GIA as a source of, and in the training of, GTA’s flight crews. These intercompany revenues account for approximately 34% of GTA total revenue. Since inter-segment revenue and expenses have been eliminated for segment reporting, substantial operating expenses remain in GTA’s segment income from operations, and correspondingly, significant airline training expenses have been eliminated from the airline segment operating expenses

Virtually all of the Company’s consolidated capital expenditures, depreciation and amortization, and interest expense are attributable to Airline and Charter business segment.

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

Financial information for 2004, 2005 Interim 2006 and 2006 by business segment is as follows:

	Airline and	Flight
2004	Charter	Academy	Total

Operating revenues	$66,633,648	$5,703,722	$72,337,370
Operating expenses	66,192,119	4,114,630	70,306,749

Income from operations	$441,529	$1,589,092	$2,030,621

Net income	$187,056	$1,656,051	$1,843,107

Depreciation and amortization	$465,203	$20,254	$485,457
Interest expense	153,087	—	153,087
Interest income	5,313	56,378	61,691
Income tax expense	268,079	—	268,079
Capital expenditures	7,339,586	14,990	7,354,576
Total assets	18,784,545	1,190,278	19,974,823

	Airline and	Flight
2005	Charter	Academy	Total

Operating revenues	$88,244,487	$3,760,750	$92,005,237
Operating expenses	87,439,884	3,156,863	90,596,747

Income from operations	$804,603	$603,887	$1,408,490

Net income	$34,740	$666,256	$700,996

Depreciation and amortization	$2,346,219	$8,584	$2,354,803
Interest expense	693,413	5,974	699,387
Interest income	6,232	42,116	48,348
Income tax expense	323,603	—	323,603
Capital expenditures	3,976,285	1,801	3,978,086
Total assets	23,470,288	130,362	23,600,650

	Airline and	Flight
Interim 2006	Charter	Academy	Total

Operating revenues	$20,656,774	$710,060	$21,366,834
Operating expenses	19,052,948	627,874	19,680,822

Income from operations	$1,603,826	$82,186	$1,686,012

Net income	$918,084	$82,186	$1,000,270

Depreciation and amortization	$503,179	$1,747	$504,926
Interest expense	157,603	—	157,603
Interest income	719	—	719
Income tax expense	545,937	—	545,937
Capital expenditures	1,010,259	4,695	1,014,954
Total assets	22,818,046	209,199	23,027,245

GULFSTREAM INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Restated)

	Airline and	Flight
2006	Charter	Academy	Total

Operating revenues	$82,011,475	$1,679,043	$83,690,518
Operating expenses	80,274,843	2,314,960	82,589,803

Income (loss) from operations	$1,736,632	$(635,917)	$1,100,715

Net income (loss)	$820,380	$(635,917)	$184,463

Depreciation and amortization	$2,719,112	$6,803	$2,725,915
Interest expense	953,610	—	953,610
Interest income	170,968	—	170,968
Income tax expense	122,934	—	122,934
Capital expenditures	1,918,172	27,698	1,945,870
Total assets	30,941,333	6,038,908	36,980,241

1,200,000 Shares

Gulfstream International Group, Inc.

Common Stock

PROSPECTUS

Taglich Brothers, Inc.	Avondale Partners

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee and the NASD filing fee.

SEC Registration fee	$459
NASD filing fee	1,995
American Stock Exchange Listing fee	45,000
Blue Sky fees and expenses	1,000
Printing and engraving expenses	125,000
Qualified Independent Underwriter fee	150,000
Legal fees and expenses	400,000
Accounting fees and expenses	750,000
Transfer agent and registrar fees	3,500
Miscellaneous expenses	25,000

Total	$1,496,954

We intend to pay all expenses of registration, issuance and distribution.

Item 14.	Indemnification of Officers and Directors

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, our directors shall not be liable to the Company or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our certificate of incorporation provides that we may, to the fullest extent permitted by law, indemnify any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director, officer or employee of the Company, or any predecessor of the Company, or serves or served at any other enterprise as a director, officer or employee at the request of the Company.

Our amended and restated bylaws provide that the Company shall indemnify our directors and officers against claims arising in connection with their actions in such capacities. We are not required to indemnify any director or officer in connection with a proceeding brought by such director or officer unless (i) such indemnification is expressly required by law; (ii) the proceeding was authorized by our board of directors; or (iii) such indemnification is provided by the Company, in our sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law or any other applicable law. In addition, our bylaws provide that the Company may indemnify our employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law.

We have also entered into separate indemnification agreements with our directors that require us, among other things, to indemnify each of them against certain liabilities that may arise by reason of their status or service with the Company or on behalf of the Company, other than liabilities arising from willful misconduct of a culpable nature. The Company is not required to indemnify under the agreement for (i) actions initiated by the director without the authorization of consent of the board of directors; (ii) actions initiated to enforce the indemnification agreement unless the director is successful; (iii) actions resulting from violations of Section 16 of the Exchange Act in which a final judgment has been rendered against the director; and (iv) actions to enforce any non-compete or non-disclosure provisions of any agreement.

The indemnification provided for above provides for reimbursement of all losses of the indemnified party including, expenses, judgment, fines and amounts paid in settlement. The right to indemnification set forth above includes the right for us to pay the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition in certain circumstances.

The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that, despite such adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

We have agreed to indemnify the underwriters and their controlling persons, and the underwriters have agreed to indemnify us and our controlling persons, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the exhibits hereto.

See Item 17 for information regarding our undertaking to submit to adjudication the issue of indemnification for violation of the securities laws.

Item 15.	Recent Sales of Unregistered Securities

During the past three years, the registrant has issued and sold the following securities that were not registered under the Securities Act, as amended. Unless expressly provided otherwise, amounts have been adjusted to reflect the 2-for-1 stock split of our common stock to be effective prior to the completion of this offering.

1. In December 2005, in connection with its initial incorporation, Gulfstream International Group, Inc., issued an aggregate of 350,000 shares of our common stock to 15 founding stockholders. These shares were issued for a purchase price of $0.20 per share for an aggregate purchase price of $70,000.

2. In March 2006, Gulfstream International Group, Inc. issued a total of 1,640,000 shares of our common stock, at a purchase price of $5.00 per share, to 136 accredited investors for an aggregate cash consideration of $8.2 million.

3. In March 2006, Gulfstream International Group, Inc. issued a total of 3,320 units at a purchase price of $1,000 per unit to 23 investors, for an aggregate cash consideration of $3.32 million. Each unit consisted of (1) a 12% subordinated debenture in the principal amount of $1,000 due March 14, 2009, and (2) a warrant to purchase 14 shares of common stock at an exercise price of $5.00 per share, exercisable at the option of the holder for a period of five years.

4. In May 2006, we issued options to purchase 104,324 shares of our common stock to David Hackett, our Chief Executive Officer, at an exercise price of $5.00 per share.

5. In September and October 2006, we issued 39,460 shares of common stock to eight of our executives and one accredited investor at $5.00 per share for an aggregate of $197,300.

6. In January 2007, we issued stock options to purchase an aggregate of 106,000 shares of our common stock, to certain of our officers and directors under our stock incentive plan, at an exercise price of $5.00 per share.

7. In April 2007, we issued 10,000 shares of our common stock to Thomas A. McFall, the Chairman of our board of directors for an aggregate purchase price of $50,000.

The issuances described above in this Item 15 were deemed exempt from registration under the Securities Act in reliance on either (1) Section 4(2) of the Securities Act or Regulation D promulgated under the

Securities Act as transactions by an issuer not involving any public offering, or (2) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer. No underwriters were employed in any of the above transactions.

The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the registrant.

Item 16.	Exhibits and Financial Statements Schedules

(a) See Exhibit Index, which is incorporated by reference herein.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fort Lauderdale, State of Florida, on the 4th day of December, 2007.

GULFSTREAM INTERNATIONAL GROUP, INC.

By:	/s/ David F. Hackett
David F. Hackett
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Thomas A. McFall Thomas A. McFall	Chairman of the Board of Directors	December 4, 2007

/s/ David F. Hackett David F. Hackett	Chief Executive Officer and Director (Principal Executive Officer)	December 4, 2007

/s/ Daniel H. Abramowitz Daniel H. Abramowitz	Director	December 4, 2007

/s/ Douglas E. Hailey Douglas E. Hailey	Director	December 4, 2007

/s/ Richard R. Schreiber Richard R. Schreiber	Director	December 4, 2007

Gary P. Arnold	Director	December , 2007

/s/ Barry S. Lutin Barry S. Lutin	Director	December 4, 2007

/s/ Robert M. Brown Robert M. Brown	Chief Financial Officer (Principal Financial and Accounting Officer)	December 4, 2007

EXHIBIT INDEX

Exhibit
No.		Description

1	.1**	Form of Underwriting Agreement
3	.1**	Certificate of Incorporation of the Registrant as currently in effect
3	.3**	Bylaws of the Registrant as currently in effect
4	.1**	Specimen Stock Certificate
4	.2**	Form of Subordinated Debenture
5	.1**	Opinion of Bryan Cave LLP
10	.1**	Management Services Agreement, dated March 14, 2006, between Weatherly Group, LLC, and the Registrant
10	.2**	Lease Agreement dated August 1, 2005, by and between Gulfstream Training Academy, Inc. and EYW Holdings, Inc., as amended by First Amendment thereto dated as of April 17, 2006
10	.3**	Lease Agreement dated August 1, 2005, by and between Gulfstream International Airlines, Inc. and EYW Holdings, Inc., as amended by First Amendment thereto dated as of March 22, 2006
10	.4†	Code Share And Regulatory Cooperation Agreement dated as of April 21, 2003 and as thereafter amended, by and between United Air Lines, Inc. and Gulfstream International Airlines, Inc.
10	.5†	Passenger Prorate Agreement dated as of October 1, 2006 and as thereafter amended, by and between United Air Lines, Inc. and Gulfstream International Airlines, Inc.
10	.6†	Codeshare Agreement dated as of February 11, 2000 and as thereafter amended, by and between Northwest Airlines, Inc. and Gulfstream International Airlines, Inc.
10	.7†	Codeshare Agreement dated as of July 1, 2005, by and between Compania Panamenia De Aviacion, S.A. and Gulfstream International Airlines, Inc.
10	.8†	Amended and Restated Alliance Agreement dated December 30, 1999 and as thereafter amended, by and between Continental Airlines, Inc. and Gulfstream International Airlines, Inc.
10	.9†	Form of Lease Agreement dated August 3, 2003 between Raytheon Aircraft Credit Corporation and Gulfstream International Airlines, Inc., as amended by Amendment Number One dated May 23, 2005 and Amendment dated August 2, 2005
10	.10†	Subcontract Agreement effective as of April 1, 2006 and as thereafter amended, by and between Gulfstream International Airlines, Inc. and Computer Sciences Corporation.
10	.11**	Business Lease Agreement dated May 14, 1999 between Richard Bulow and Gulfstream International Airlines, Inc., as amended by Amendment dated June 21, 2004.
10	.12†	Form of Used Beechcraft 1900D Airliner Operating Lease Agreement dated June 8, 2006 between CSC Applied Technologies LLC and Gulfstream International Airlines, Inc., as amended by Consultant Agreement Modification dated July 20, 2006
10	.13**	Lease Agreement dated as of July 20, 2000 between Miami-Dade County, Florida and Gulfstream International Airlines, Inc.
10	.14**	Building Lease dated June 1, 2004 between Broward County and Gulfstream International Airlines, Inc.
10	.15**	Lease Agreement dated as of June 18, 2002, by and between Blount Realty Partners, Ltd. and Gulfstream International Airlines, Inc.
10	.16†	Form of Aircraft Lease Agreement dated as of October 28, 2004 between Gulfstream International Airlines, Inc. and Mesa Airlines Inc.
10	.17**	Lease dated August 1, 2006 between CSC Applied Technologies, LLC and Gulfstream International Airlines, Inc.
10	.18†	Agreement dated March 1, 2007 between Pratt & Whitney Canada Corp. and Gulfstream International Airlines, Inc.
10	.19**	Services Agreement dated August 8, 2003 and amended March 14, 2006 between Gulfstream International Airlines, Inc. and Gulfstream Air Charter, Inc.

Exhibit
No.		Description

10	.20**	Agreement dated June 13, 2006 between Gulfstream International Airlines, Inc. and the Airline Division of The International Brotherhood of Teamsters Representing the Pilots of Gulfstream International Airlines, Inc.
10	.21**	Loan Agreement dated August 15, 2006 between Wachovia Bank, National Association and Gulfstream International Airlines, Inc.
10	.22**	Loan Agreement dated as of December 29, 2005 between Gulfstream International Airlines, Inc., and Irwin Union Bank and Trust Company.
10	.23**	Gulfstream Acquisition Group, Inc. (predecessor to Gulfstream International Group, Inc.) Stock Incentive Plan
10	.24**	Form of Stock Option Agreement under Gulfstream Acquisition Group, Inc. (predecessor to Gulfstream International Group, Inc.) Stock Incentive Plan
10	.25**	Employment Agreement dated March 14, 2006 between Thomas L. Cooper and Gulfstream International Airlines, Inc.
10	.26**	Employment Agreement dated March 14, 2006 between David F. Hackett and Gulfstream International Airlines, Inc.
10	.27**	Employment Agreement dated August 7, 2003 between Thomas P. Cooper and Gulfstream International Airlines, Inc.
10	.28**	Employment Agreement dated April 6, 2006 between Paul Stagias and Gulfstream Training Academy, Inc.
10	.29**	Form of Indemnification Agreement between the Registrant and each of its Directors and Officers
10	.30**	Form of Warrant issued in connection with the acquisition of Gulfstream International Airlines and Gulfstream Flight Academy
10	.31**	Amended and Restated Common Stock Purchase Warrant dated March 14, 2006 issued by Gulfstream International Airlines, Inc. to Continental Airlines, Inc.
10	.32**	Form of Warrant issued to the Underwriters
11	.1**	Statement re computation of per share earnings
21.1		List of Subsidiaries of the Registrant
23.1		Consent of Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
23	.2**	Consent of Bryan Cave LLP (included in the opinion filed as Exhibit 5.1)

**	Previously filed.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.